
COMPASS
GROUP


06010271

By Air Mail

9 January 2006

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W
Washington, D.C. 20549
United States


SEC MAIL PROCESSING
RECEIVED
JAN 17 2006
WASH. D.C. 213 SECTION
PROCESSED
THOMSON
FINANCIAL
SUPPL

Ladies And Gentlemen

Re: Compass Group PLC (Exemption Number 82-5161) - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

On behalf of Compass Group PLC, a public limited company incorporated under the laws of England and Wales, we herewith submit the following information to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the ***Exchange Act***).

I NEWS RELEASES

1. Compass Group PLC – resignation of Clive Grundy as a director (July 21, 2005).

2. Compass Group PLC – retirement of Don Davenport as CEO of the UK & Ireland Division (July 21, 2005).

3. Compass Group PLC - Innovative Partnership First to Reduce Use in Mainstream Pork Production (August 2, 2005).

4. Compass Group PLC – Hurricane Katrina Update (September 1, 2005).

5. Compass Group PLC – Notice of Date of Pre-close Trading Update & Preliminary Results (September 5, 2005).

6. Compass Group PLC – Board Update (September 7, 2005).

7. Compass Group PLC – Lends its Foodservice and Logistics Expertise in the Wake of Hurricane Katrina (September 13, 2005).

8. Compass Group PLC – Board Update (September 15, 2005).

Compass Group PLC
Compass House, Guildford Street, Chertsey, Surrey KT16 9BQ
Telephone 01932 573000 Facsimile 01932 569956

9. Compass Group PLC – Board Update (September 28, 2005).

10. Compass Group PLC – Trading & Business Review Update, Sale of Travel Concessions (September 28, 2005).

11. Compass Group PLC – UN Procurement Investigation Announcement (October 10, 2005).

12. Compass Group PLC – UN Procurement Investigation Update (October 21, 2005).

13. Compass Group PLC – UN Investigation Update (November 3, 2005).

14. Compass Group PLC – Junior Chefs' Academy Wins Three National Awards (November 8, 2005).

15. Compass Group PLC – Preliminary Results for the Year Ended September, 30 2005 (November 3, 2005).

II DISCLOSURE OF NOTIFIABLE EVENTS AND OTHER COMMUNICATIONS FILED WITH THE UNITED KINGDOM LISTING AUTHORITY

1. Notification from Compass Group PLC relating to major interests in its shares held by Aviva PLC (June 21, 2005).

2. Notification from Compass Group PLC relating to major interests in its shares held by Franklin Resources, Inc and its Affiliates (July 1, 2005).

3. Notification from Compass Group PLC relating to transactions of directors, persons discharging managerial responsibility or connected persons (July 14, 2005).

4. Notification from Compass Group PLC relating to transactions of directors, persons discharging managerial responsibility or connected persons (July 18, 2005).

5. Notification from Compass Group PLC - Board Update (July 21, 2005).

6. Notification from Compass Group PLC relating to transactions of directors, persons discharging managerial responsibility or connected persons (August 2, 2005).

7. Notification from Compass Group PLC – Notice of Date of Pre-close Trading Update & Preliminary Results (September 5, 2005).

8. Notification from Compass Group PLC relating to major interests in its shares held by Barclays PLC (September 6, 2005).

9. Notification from Compass Group PLC - Board Update (September 7, 2005).

10. Notification from Compass Group PLC - Board Update (September 15, 2005).

11. Notification from Compass Group PLC – New Director Declaration (September 19, 2005).

12. Notification from Compass Group PLC – Interest in Shares – Lloyds TSB Group plc (September 20, 2005).

13. Notification from Compass Group PLC - Board Update (September 28, 2005).

14. Notification from Compass Group PLC – Trading & Business Review Update, Sale of Travel Concessions (September 28, 2005).

15. Notification from Compass Group PLC relating to major interests in its shares held by Franklin Resources, Inc and its Affiliates (September 29, 2005).

16. Notification from Compass Group PLC - Fair Value of Pre 7 November 2002 Share Options (September 30, 2005).

17. Notification from Compass Group PLC – Holding in Company by the Trustee of the Compass Group Employee Trust No.2 (September 30, 2005).

18. Notification from Compass Group PLC – Announcement relating to Eurest Support Services (ESS) and contract procurement at the UN (October 10, 2005).

19. Notification from Compass Group PLC - Block-listing Six monthly review (October 18, 2005).

20. Notification from Compass Group PLC - Block-listing Six monthly review (October 18, 2005).

21. Notification from Compass Group PLC - Block-listing Six monthly review (October 18, 2005).

22. Notification from Compass Group PLC - Block-listing Six monthly review (October 18, 2005).

23. Notification from Compass Group PLC – Announcement relating to the relationships between ESS, IHC and the UN (October 21, 2005).

24. Notification from Compass Group PLC relating to major interests in its shares held by Brandes Investment Partners L.P. (October 21, 2005).

25. Notification from Compass Group PLC relating to major interests in its shares held by Barclays PLC (October 24, 2005).


great people
great service
great results

26. Notification from Compass Group PLC relating to major interests in its shares held by The Capital Companies, Inc (October 25, 2005).

27. Notification from Compass Group PLC relating to major interests in its shares held by Franklin Resources, Inc and its Affiliates (October 27, 2005).

28. Notification from Compass Group PLC relating to major interests in its shares held by The Capital Companies, Inc (October 31, 2005).

29. Notification from Compass Group PLC – UN Investigation Update (November 3, 2005).

30. Notification from Compass Group PLC relating to transactions of directors, persons discharging managerial responsibility or connected persons (November 4, 2005).

31. Notification from Compass Group PLC relating to major interests in its shares held by Barclays PLC (November 4, 2005).

32. Notification from Compass Group PLC relating to major interests in its shares held by Brandes Investment Partners L.P. (November 17, 2005).

33. Notification from Compass Group PLC – preliminary results for the year ended September 30, 2005 (November 29, 2005).

34. Notification from Compass Group PLC relating to major interests in its shares held by Franklin Resources, Inc and its Affiliates (December 14, 2005).

35. Notification from Compass Group PLC relating to major interests in its shares held by Brandes Investment Partners L.P. (December 28, 2005).

36. Notification from Compass Group PLC relating to major interests in its shares held by The Capital Companies, Inc (December 28, 2005).

37. Notification from Compass Group PLC that copies of its Annual Report 2005, Annual Review 2005 and Notice of Annual General Meeting 2006 are available for inspection at the UK Listing Authority's Document Viewing Facility (January 9, 2006).

38. Notification from Compass Group PLC relating to its first Annual Information Update (January 9, 2006).

III REPORTS FILED WITH THE UNITED KINGDOM LISTING AUTHORITY

1. Compass Group PLC – Audited Annual Report & Accounts for the financial year ended 30 September 2005 (January 6, 2006).


great people
great service
great results

2. Compass Group PLC – Annual Review for the financial year ended 30 September 2005 (January 6, 2006).

3. Compass Group PLC – Notice of Annual General Meeting 2006 (January 6, 2006).

4. Compass Group PLC – Form of Proxy relating to the Annual General Meeting 2006 (January 6, 2006).

IV INFORMATION FILED AT COMPANIES HOUSE IN THE UNITED KINGDOM

1. Companies Form No. 288b Resignation of Clive Grundy as a director of Compass Group PLC (July 29, 2005).

2. Companies Form No. 288b Resignation of Andrew Lynch as a director of Compass Group PLC (September 28, 2005).

3. Companies Form No. 288b Resignation of Ron Morley as Secretary of Compass Group PLC (September 30, 2005).

4. Companies Form No. 288a Appointment of Tim Mason as Secretary of Compass Group PLC (September 30, 2005).

5. Companies Form No. 288b Resignation of Alain Dupuis as a director of Compass Group PLC (October 1, 2005).

6. Companies Form No. 288a Appointment of Sir Roy Gardner as a director of Compass Group PLC (October 1, 2005).

7. Companies Form No. 366a Annual Return of Compass Group PLC (September 29, 2005).

Please note that the information set forth in this letter and the information enclosed herewith are being furnished on behalf of Compass Group PLC under subparagraph (b)(1)(i) of Rule 12g3-2 with the understanding that (i) the information will not be deemed filed with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and (ii) neither this letter nor the furnishing of the information constitutes an admission for any purpose that Compass Group PLC is subject to the Exchange Act.

great people
great service
great results

If you have any questions or comments regarding the foregoing, please contact the undersigned on (+44) 01932 573159.

Yours sincerely

Andrew V Derham
Deputy Company Secretary

Encls

I NEWS RELEASES

1. Compass Group PLC – resignation of Clive Grundy as a director (July 21, 2005).
2. Compass Group PLC – retirement of Don Davenport as CEO of the UK & Ireland Division (July 21, 2005).
3. Compass Group PLC - Innovative Partnership First to Reduce Use in Mainstream Pork Production (August 2, 2005).
4. Compass Group PLC – Hurricane Katrina Update (September 1, 2005).
5. Compass Group PLC – Notice of Date of Pre-close Trading Update & Preliminary Results (September 5, 2005).
6. Compass Group PLC – Board Update (September 7, 2005).
7. Compass Group PLC – Lends its Foodservice and Logistics Expertise in the Wake of Hurricane Katrina (September 13, 2005).
8. Compass Group PLC – Board Update (September 15, 2005).
9. Compass Group PLC – Board Update (September 28, 2005).
10. Compass Group PLC – Trading & Business Review Update, Sale of Travel Concessions (September 28, 2005).
11. Compass Group PLC – UN Procurement Investigation Announcement (October 10, 2005).
12. Compass Group PLC – UN Procurement Investigation Update (October 21, 2005).
13. Compass Group PLC – UN Investigation Update (November 3, 2005).
14. Compass Group PLC – Junior Chefs' Academy Wins Three National Awards (November 8, 2005).
15. Compass Group PLC – Preliminary Results for the Year Ended September, 30 2005 (November 3, 2005).

82-5161



Compass Group PLC
Board Update

21 July 2005

Compass Group PLC today announces that after twenty years Clive Grundy, Group Human Resources Director will be leaving the company at the end of July. The position will not be replaced at board level. The HR function will now be managed directly by the divisional HR directors with a small central team reporting to the Group Chief Executive.

Sir Francis Mackay, Chairman of Compass Group and Michael J Bailey, Chief Executive, commented:

"We would like to thank Clive for his valuable contribution over the past twenty years, especially since 2002 when he joined the Board. We wish him well in the future."

Enquiries:

Brunswick

Simon Holberton / Pamela Small +44 (0) 20 7404 5959

82-5161



Media Release

Compass Group PLC
Don Davenport, CEO, Compass Group UK & Ireland to retire

21 July 2005

Compass Group PLC today announces that Don Davenport, CEO of its UK & Ireland division is to retire at the end of the Group's financial year on 30 September 2005.

Our succession plan for the UK has been in place for some time and Don will be succeeded by Peter Harris, currently CEO of the Group's ESS Support Services, Middle East and Africa division. The formal transition between Don and Peter will now commence to create a merged UK, Middle East and Africa division. Don will be working closely with Peter until the end of the financial year to ensure an orderly integration of the two operations.

Michael J Bailey, Chief Executive, commented:

"On behalf of everyone at Compass I would like to personally thank Don for his leadership of our UK business since the merger with Granada in 2000 and for everything he has done and continues to do to champion our industry. I wish him all the very best for the future and congratulate Peter on his new role."

Enquiries:

Compass Group PLC
Paul Kelly, Group Corporate Affairs Director 01932 573000

Brunswick

Simon Holberton / Pamela Small +44 (0) 20 7404 5959

Notes to Editors:

Don Davenport, aged 62, has spent his entire working life in the contract catering and hospitality industry. He started out as a chef with Trust Houses before going onto management positions within Trust Houses and Gardener Merchant, before joining Sutcliffe Catering where he was Managing Director of Sutcliffe South and then Group Managing Director. Following the acquisition of Sutcliffe by Granada he went on to become CEO of Granada's Restaurants Division. He is a Fellow of the HCIMA, chairman of Hospitality Action, the industry's benevolent charity, and chairman of People First, the Sector Skills Council for the hospitality, leisure and tourism industries.

Peter Harris, aged 48, joined Compass Group in 1993 as a senior executive in the UK division and became a UK divisional director in 1995. He was appointed CEO of ESS Support Services Worldwide in 1997. He was appointed to Compass Group's Executive Board in 2003 and took on responsibility for Middle East and Africa operations in 2004.

82-5161


COMPASS
GROUP

2 August 2005

Innovative Partnership First To Reduce Antibiotics Use In Mainstream Pork Production

Foodservice giant Compass Group North America today announced with partners Environmental Defense and Smithfield Foods, Inc. a first-of-its-kind purchasing policy to curb antibiotic use in pork production.

The policy prohibits the purchase of pork in which antibiotics that belong to classes of compounds approved for use in human medicine have been used for growth promotion purposes. It also requires suppliers to report and reduce antibiotic usage over time. Similar requirements will apply to the company's purchase of chicken. The policy applies to all animals that are raised by suppliers for the duration of their lives.

"As a food service company, the quality and safety of our food supply and customer satisfaction is of paramount importance. We are pleased to be able to use our market position to introduce these improvements in our supply chain. This policy makes business sense for us, and we urge other companies to make the same commitment," said Cheryl Queen, Vice President, Corporate Communication, Compass Group.

"We recognize that the effectiveness of human antibiotics has been compromised and we applaud Compass and Smithfield for being the first in the conventional pork industry to take steps to address antibiotic use in pork," said Gwen Ruta, Director of Corporate Partnerships, Environmental Defense. "This unique collaboration demonstrates that it is both feasible and affordable to reduce the use of antibiotics today in order to help preserve their effectiveness for tomorrow."

"We are pleased to work with Compass Group and Environmental Defense on this important initiative," said Dennis Treacy, Vice President, Environmental, Community and Government Affairs for Smithfield Foods, Inc. "We have and will continue to focus our antibiotics use on ensuring the well-being of our animals."

The overuse of antibiotics in animal agriculture and in human medicine can cause the drugs to become less effective. Estimates of antibiotic use in livestock production vary, but there is general agreement that reducing overall use of antibiotics will prolong the effectiveness of these important medicines.

Smithfield Foods, the world's largest pork processor and hog producer and the main pork supplier to Compass Group, through its hog production subsidiary Murphy-Brown LLC, began several years ago to limit antibiotic use through enhanced management practices and now reports the amount of feed-grade antibiotics that are purchased per pound of product sold. Because of these actions, Smithfield is now able to supply pork that meets the needs of Compass North America.

Charlotte-based Compass Group, The Americas Division is the largest contract foodservice company with $6.7 billion in revenues and more than 152,000 associates throughout the US, Canada and Latin America. Its parent company, UK-based Compass Group PLC was ranked the 12th largest employer by Fortune magazine in 2005. It has worldwide revenues of $21 billion with over 400,000 associates working in more than 90 countries. For more information about Compass Group, The Americas Division, visit www.cgnad.com

Environmental Defense, a leading national nonprofit organization, represents more than 400,000 members. Since 1967, Environmental Defense has linked science, economics, law and innovative private-sector partnerships to create breakthrough solutions to the most serious environmental problems. www.environmentaldefense.org

Smithfield Foods has delivered a 26 percent average annual compounded rate of return to investors since 1975. With annualized sales of $11 billion, Smithfield is the leading processor and marketer of fresh pork and processed meats in the United States, as well as the largest producer of hogs. For more information, visit www.smithfieldfoods.com.

For further information please contact:

Cheryl Queen
VP Corporate Communication
Compass Group, North American Division
Phone: +1 704-328-4018
Fax: +1 704-328-6058
cheryl.queen@compass-usa.com



COMPASS
GROUP

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Hurricane Katrina Update


Silva
Piloting Manager
Compass Group
UK & Ireland
London, UK




Compass Group in North America is currently assessing the damage in the wake of Hurricane Katrina, which hit the southern states of the USA this week and is being described as one of the worst natural disasters to hit the country. Communication has been difficult with the affected areas and we are still in the process of contacting all our people in the region. Fortunately, to date, no injuries or loss of life of any of our people have been reported, however we do know that several of them have been displaced from their homes.

Many of our operations are already actively involved in a range of local initiatives to provide further support and assistance. To date this includes:

- Louisiana State University - one of our largest accounts - is an official crisis shelter for those evacuating New Orleans. Chartwells is providing meals around the clock.
- Coastal Food Service is one of the region's only functional distribution centers, and is providing supplies to those in need.
- Eurest's BellSouth convoy is arriving today in New Orleans to set up distribution of food and supplies.
- Morrison's Jay Niner and his team are coordinating efforts to provide continuous foodservice to our accounts in need.
- Foodbuy has redirected trucks from nearby states to make necessary deliveries to the region.

There is an assistance relief plan being put in place for our people in the affected areas, and we will explore options to provide both immediate relief and longer-term support in the re-building of the communities devastated by this disaster.'

Enquiries:

Compass Group PLC
Paul Kelly, Group Corporate Affairs Director +44 (0)1932 573000

Brunswick
Simon Holberton / Pamela Small +44 (0)20 7404 5959

82-5161

82-5161


COMPASS
GROUP

Compass Group PLC
Notice of Date of Pre-Close Trading Update & Preliminary Results

5 September 2005

Compass Group PLC will provide its customary pre-close trading update at 7:00 a.m. on Wednesday, 28 September 2005, followed by a conference call for investors and analysts at 9:30 a.m.

To participate in the pre-close trading update conference call, please dial: **+44 (0) 20 7365 1854**. There will be a replay recording available for seven days. To listen to the replay, please dial **+44 (0) 20 7784 1024** or **+1 718 354 1112**. The passcode for both replay numbers is **8449438#**.

Preliminary results for the full-year ending 30 September 2005 are provisionally scheduled for release on 29 November 2005.

Ends

Enquiries:

Compass Group PLC +44 (0) 1932 573 000
Sarah Ellis
Director Corporate Strategy & Investor Relations

Brunswick Group Ltd +44 (0) 20 7404 5959
Simon Sporborg / Pamela Small

Notes

Compass Group PLC is the world's leading foodservice company providing food, vending and related services to clients and customers in the workplace, at school and colleges, hospitals, on the move, at leisure and in defence, offshore and remote locations. Compass Group has annual revenues of £12 billion and employs 400,000 people in over 90 countries.

82-5161


COMPASS
GROUP

Compass Group PLC
Board Update

7 September 2005

Compass Group PLC today announces that Alain Dupuis is to take on a new role as Chief Executive of our emerging markets business (China, India, SE Asia, Russia and Turkey). Alain has, therefore, decided to stand down as a Director of the Company, with effect from 1st October, in order to focus on this strategically important new role.

Sir Francis Mackay, Chairman of Compass Group, commented:

"I would like to thank Alain for the significant contribution he has already made to the company as a Director and I am delighted that he will continue with the Group to develop our business in emerging markets".

Enquiries:

Compass Group

Paul Kelly +44 (0) 1932 573000

Brunswick

Simon Sporborg / Pamela Small +44 (0) 20 7404 5959

82-5161

Compass Group lends its foodservice and logistics expertise in the wake of Hurricane Katrina

(Charlotte, NC) September 12, 2005 – Compass Group and its operating companies are lending their expertise to feed and rebuild the Gulf coast in the wake of Hurricane Katrina.

As the leading foodservice management company, Compass Group is leveraging their expertise, and their network of distributors and suppliers to tend to those affected by the disaster. Over a dozen of its operating companies specializing in different markets (healthcare, education, offshore, corporate dining) are mobilizing in the affected areas to feed thousands of evacuees, relief workers and clients.

"Though Compass Group is still in the process of locating and contacting all our associates in the Gulf Coast states, we are also continuing to service our clients and customers in the affected regions," said Gary Green, Compass Group CEO.

Eurest Dining Services – In anticipation of the hurricane, Eurest with their clients such as Duke Energy, Motorola, Sprint, NBC, Nextel and Exxon had organized and prepared food services, water and basic living supplies for thousands that were delivered soon after the devastation. Currently, over 20,000 meals are being served daily in established centers in Mobile, AL; Gulfport, MS, New Orleans and many other affected areas; and the numbers continue to grow.

Eurest has established temporary "tent cities" providing essentials such as food, water, showers and personal hygiene supplies for relief workers and victims of Hurricane Katrina. Eurest is now supporting six tent cities located in the Gulf States region (Lyman, MS; Jackson, MS; Hattiesburg, MS: Baton Rouge, LA; Covington, LA; Kenner, LA).

The Atlanta-based Eurest team continues to support the Duke Energy tent city in Amite, LA and other electrical companies in the Baton Rouge area.

The Eurest office in Dallas is working with the Red Cross in the Dallas- Fort Worth area to provide 2,000 meals per day. They also provided 4,000 box lunches to Dallas evacuees last weekend and 4 pallets of bottled water to the Salvation Army.

Chartwells Education Dining – Louisiana State University (LSU) is an official crisis shelter for those evacuating New Orleans and Chartwells is providing 2000 meals a day. In the Biloxi Public School system, Chartwells' foodservice director for Biloxi Public Schools is overseeing production and sanitation at the school shelters. Chartwells has released all food and supplies on hand to assist in the relief effort. The Chartwells team in Chicago delivered three trucks each carrying nine tons of food on Labor Day weekend.

Bateman in Marksville, LA is producing 9,000 box lunches a day for the Red Cross and FEMA.

Eurest Support Services has set up a relief center in Pascagoula, MS that will provide shelter and food for 15,000 evacuees. They have also created four tent villages for Chevron and Texaco, supporting over 2,600 employees and families.

Coastal Food Service is one of the region's only functional offshore distributors, and is providing supplies for their offshore clients.

The **Morrison Management Specialists** teams stayed in place through the hurricane to assist in the evacuation of six hospitals including: Kenner Regional Medical Center, Gulf Coast Medical Center, Meadowcrest Hospital, Memorial Medical Center Baptist Campus and St. Charles General Hospital. Morrison is currently serving 15,000 meals daily to patients and residents at four hospitals and two senior dining communities in the Gulf Coast states including Biloxi

Regional Medical Center, Singing River Hospital, Oceans Springs Hospital and Memorial Hospital in Gulfport, MS.

Canteen is preparing up to 20,000 boxed or bagged lunches daily from its Charlotte, NC and Middletown, PA Culinary Centers, with another 22,000 prepared as needed.

Additionally, as the twelfth largest employer in the world, Compass Group is fully committed to providing jobs and retraining for our displaced associates in the communities to which they have relocated in the USA.

"Extraordinary times call for extraordinary measures," said Green. "We will stay this course until the job is done."

About Compass Group
Charlotte-based Compass Group, The Americas Division is the largest contract foodservice company with $6.7 billion in revenues and more than 152,000 associates throughout the US, Canada and Latin America. Its parent company, UK-based Compass Group PLC was ranked the 12th largest employer by Fortune magazine in 2005. It has worldwide revenues of $21 billion with over 400,000 associates working in more than 90 countries. For more information about Compass Group, The Americas Division, visit www.cgnad.com.

###

Contact: Cheryl Queen, VP Corporate Communications, Compass Group
704-328-4018 / Cheryl.Queen@compass-usa.com

82-5161



Compass Group PLC
Board Update

15 September 2005

Compass Group PLC today announces that Sir Roy Gardner, Chief Executive of Centrica PLC, has been appointed a Non-Executive Director of the company with effect from 1 October 2005 when he will also take on the role of Senior Independent Director. He will become Non-Executive Chairman of the company during 2006.

Sir Francis Mackay, Chairman of Compass Group, said:

"I am delighted that Roy has agreed to join the Board. Roy's experience will be a tremendous asset to the Group in the years ahead."

On behalf of the Nominations Committee, Peter Cawdron, Deputy Chairman of Compass Group, commented:

"Roy will bring great energy and drive to the group. He has created enormous value for shareholders at Centrica and brings with him a wealth of knowledge and experience, and his leadership will be a tremendous asset for the Group."

Enquiries:

Compass Group PLC

Investors/Analysts:	Sarah Ellis	+44 (0) 1932 573000
Media:	Paul Kelly	+44 (0) 1932 573000

Brunswick Group

Simon Sporborg/Pamela Small	+44 (0) 207 404 5959

82-5169


COMPASS
GROUP

Compass Group PLC
Board Update

28 September 2005

Compass Group PLC announces today that Michael J Bailey has informed the Board of his intention to step down as its Chief Executive Officer, after 40 years service in the Catering Industry. He will continue in his current position at least until Sir Roy Gardner takes on the role of the new Chairman of Compass Group, some time during 2006.

Michael J Bailey said "In my time at Compass, we have built a truly international business with scale and market leadership. Whilst in the short term the Company has been through a challenging period, particularly in the UK, I am satisfied that we have taken the necessary action and that a platform has been established from where the Company can move forward again. I remain fully committed to implementing our plan through this period of turnaround."

Sir Francis Mackay, Chairman of Compass, said "On behalf of the Compass Group Board of Directors, I would like to thank Mike for his huge contribution over the last 12 years. The particular success of our US business, which was established by Mike, is a testament to his enthusiasm, energy and entrepreneurial skill."

Sir Roy Gardner commented "We are fortunate that Mike will stay on at Compass at least until I have taken on the role of Chairman next year. Following that, Mike and I are both committed to ensuring a smooth period of transition."

Enquiries:

Compass Group PLC

Investors/Analysts:	Sarah Ellis	+44 (0) 1932 573000
Media:	Paul Kelly	+44 (0) 1932 573000

Brunswick Group

Simon Sporborg/Pamela Small +44 (0) 207 404 5959


COMPASS
GROUP

Trading & Business Review Update, Sale of Travel Concessions

28 September 2005

Prior to the close period and ahead of the announcement of its preliminary results for the year to 30 September 2005 on 29 November 2005, the Group today issues the following trading update. Following the business review initiated earlier this year, the Group also announces the intention to sell its UK and Continental European travel concessions operations ("SSP").

HIGHLIGHTS

- Trading:
  - On track for around £350 million free cash flow (at 2004 exchange rates)
  - Turnover growth (on a like-for-like basis) and operating profit (before goodwill and exceptional items) expected to be around 6% and £710 million respectively
  - Earnings Per Share (before goodwill and exceptional items) expected to be around 19.0 pence
  - Strong trading in North America and Rest of the World regions
  - Continental Europe in line with expectations
  - Actions in place to improve performance in the UK
- Key decisions arising from the business review:
  - Focus on core contract catering operations and continue to build on growth in the support services business
  - Sell the UK and Continental European travel concessions operations
  - Simplified management structure (8 divisions to 4)
  - New UK management team
  - Accelerated overhead savings, on track for £50 million in 2006

TRADING

Group

Trading across the Group in the second half has continued the trends seen in the first half and has been strong in North America and the Rest of the World regions, particularly Australasia and Japan. Continental Europe has traded in line with expectations. In the UK trading has remained subdued and management has in place actions to improve performance.

Full year operating profit (before goodwill and exceptional items) is expected to be approximately £710 million.

UK

In the contract business, like-for-like turnover growth is expected to be around 5% and the operating profit margin is expected to be around 6%. As indicated in May, and in common with many other consumer-facing businesses, the challenge has been to pass on all the labour

and food cost increases incurred by the business. This is particularly the case in the Business & Industry sector. Margin has also been impacted by a number of strategic initiatives, including:

- Focus on winning and retaining contracts with a lower level of capital investment
- Programme of action to create a more robust and sustainable contract base
- Acceleration of the UK reorganisation by the new management team, with an £8 million cost in 2005 against operating profit

In concessions, like-for-like turnover growth is also expected to be around 5% and the operating profit margin is expected to be around 10%. We have seen a good performance in the air business in particular, but with similar pressures in terms of labour and food costs as in the contracts business. In the second half, profits have been impacted by the London bombings (£6-8 million) and the disposal of the Gatwick Meridien hotel (£4 million).

Overall, like-for-like turnover growth in the UK is expected to be around 5% with full-year operating profit of approximately £200 million (excluding fuel). Properly executed, the actions we are taking should enable us to deliver a similar level of profit and margin in 2006 as for 2005, before adjusting for the impact of the sale of SSP. Thereafter, as a result of actions taken, we expect the UK to return to profit growth, on a sustainable basis.

Continental Europe & Rest of the World

Full year like-for-like turnover growth is expected to be around 3% with a good performance in Rest of the World driven by strong new business wins in Japan and Australasia, partly off-set by more challenging conditions in France, Germany, Holland and Italy. Excluding turnover from our military operations in the Middle East, like-for-like turnover growth is expected to be around 5%.

Operating profit margins for Continental Europe and Rest of the World should be broadly in line with last year.

As communicated in March, the Group is seeing a decline in the scale of its military business in the Middle East with turnover expected to fall from around £250 million in 2004 to around £170 million in 2005, and operating profit (before exceptional items) in 2005 expected to be around £35 million. There are still opportunities for military business in the Middle East but increasingly the Group is choosing not to participate in this work because the margin is becoming less attractive relative to the complexity of the operations and the associated risk. We therefore expect to significantly scale back these operations in the Middle East and for operating profits in 2006 to reduce to no more than £5 million. In the light of this reduction in activity, we estimate asset write-downs of around £40 million will be required and these will be reported as an exceptional item.

Excluding the military operations in the Middle East (referred to above), early indications suggest that we will see similar trends in 2006 as seen in 2005.

North America

As indicated in May, like-for-like turnover growth is expected to be approximately 11% for the full year with strong performances across all sectors. In Healthcare, Morrison's and Crothall's like-for-like turnover growth will be around 15% ahead of last year. This strong growth reflects our ability to offer bundled catering and support services. Sports & Leisure will also see like-for-like turnover growth of around 15%. Full year margins are expected to be broadly in line with last year.

Looking forward, early indicators for 2006 are encouraging.

Profit Before Tax
Group profit before tax (before goodwill and exceptional items) for the full year is expected to be approximately £580 million.

Tax
For the full year, tax on profit on ordinary activities (before goodwill and exceptional items) is expected to be 23% - 24%.

Free Cash Flow
Free Cash Flow for the full year is expected to be in line with our previous guidance at around £350 million at 2004 exchange rates.

Earnings Per Share
For the full year, basic earnings per share (before goodwill and exceptional items) are expected to be approximately 19.0 pence.

Business Review Update
The Group today announces its decision to:

- Focus on its core contract catering operations and continue to build on the growth in support services in order to maximise shareholder value
- Sell the UK and Continental European travel concessions operations ("SSP")
- Reorganise and simplify the Group's management structure, rationalising the number of operating divisions from 8 to 4, namely: UK, Middle East & Africa; Americas; Continental Europe; and Rest of the World
- The programme of overhead savings announced in May has been accelerated with the full £50 million target being achieved in 2006

In July, Peter Harris was appointed CEO of the newly merged UK, Middle East & Africa division. Under his leadership, the new management team has put in place a programme of action to create a more robust and sustainable contract base.

On 15 September, the Group announced that Sir Roy Gardner, CEO of Centrica Plc, will be joining the Board as Senior Independent Director on 1 October 2005 and that he would succeed Sir Francis Mackay as Chairman during 2006.

Sale of SSP
SSP represents one of the market leaders in travel concessions. It has market leading positions in many of the 25 countries in which it operates and provides catering for roadside, railway and airport concessions, principally in the UK and Continental Europe. In the year ended 30 September 2005, SSP's revenues (including fuel) are expected to be approximately £1.9 billion (£1.4 billion excluding fuel), EBITDA (including fuel) of approximately £160 million, and EBIT (including fuel) of approximately £115 million. We will retain a small part of the Concessions business, mainly in Japan, Portugal and the US where the operations are very closely integrated with the rest of the business.

Whilst the travel concessions market offers considerable further growth opportunities, the sale of SSP will allow management to focus solely on the Group's core contract catering operations

and the growth of its support services business. The Board believes that in the longer term this focus will improve the Group's financial performance and drive greater value for shareholders.

The Group expects to launch a formal sale process for SSP before the end of the calendar year and is being advised by Citigroup. The Group will retain exclusive use of the SSP brand portfolio in its core contract catering markets (as it has in other business disposals such as Little Chef and Au Bon Pain) and will seek to ensure that it retains economies of scale through a purchasing supply contract with SSP. Proceeds from the sale will be used principally to reduce debt and strengthen the Group's balance sheet position, with the balance being returned to shareholders.

This sale should deliver a one-time step up in Return on Capital Employed (ROCE) of around 30 basis points, which is in addition to our three-year target of a 100 basis point improvement in ROCE between 2006 and 2008. As a consequence of the sale, the Group's free cash flow target will be revised to £800-850 million, subject to final terms and use of proceeds.

Andrew Lynch, CEO of SSP, will step down from the Compass Group PLC board as of today, after nine years, to focus fully on the management of the SSP business.

Michael J. Bailey, Chief Executive, said:
"The business review has led us to make significant decisions which, I believe, will improve financial performance and deliver value for shareholders. Simplifying our structure, focusing on contract catering and building our support services business will enable us to maximise the opportunities which our global platform and scale give us.

I am pleased with how our businesses in North America and Rest of the World regions are performing. In the UK, actions are underway to improve financial performance and I believe this will result in a turnaround over the next 24 months.

For the Group as a whole, quality of service and entrepreneurial spirit remain key to our success. This, coupled with the increased financial rigour we have introduced, will deliver strong free cash flow generation and improving returns on capital employed over the medium term."

ENDS

Notes

Compass Group PLC is the world's leading foodservice company providing food, vending and related services to clients and customers in the workplace, at school and colleges, hospitals, on the move, at leisure and in defence, offshore and remote locations. Compass Group has annual revenues of £12 billion and employs 400,000 people in over 90 countries.

SSP operates at over 400 sites at airports, railway stations and motorway service areas principally in the UK and Continental Europe. It has operations in some 25 countries, the most material being the UK, France, Spain, Germany and the Nordic region. It operates more than 1,400 separate units, including outlets with Compass brands (e.g. Ritazza, Upper Crust, Harry Ramsdens, Millie's Cookies, Moto, WhistleStop) and franchised brands (e.g. M&S Simply Food, Burger King).

Today, the Group sets out a number of recent contract wins in Appendix 1.

The financial statements for the year ending 30 September 2005 will be reported in accordance with United Kingdom generally accepted accounting principles ("UK GAAP"). Those for the year ended 30 September 2006 will be reported in accordance with International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB"). Comparative information for the year ended 30 September 2005 will be reissued on an IFRS basis, with appropriate reconciliations to the previously reported UK GAAP position and results, in the first quarter of 2006.

Presentation / Webcast

A presentation for analysts and investors will take place at 9:30 am on 28 September 2005 at the Lincoln Centre, 18 Lincoln's Inn Fields, London WC2A 3ED.

The live presentation can also be accessed via both a webcast and dial-in teleconference starting at 9:30 am:

- To listen to the live presentation via teleconference, dial (UK) +44 20 7365 1854.
- To view the presentation slides and/or listen to a live audio webcast of the presentation, go to www.compass-group.com or www.cantos.com.
- Please note that remote listeners will not be able to ask questions during the Q&A session.

A replay recording of the presentation will also be available via teleconference and webcast:

- A teleconference replay of the presentation will be available for five working days, until x September 2005. To hear the replay, dial (UK) +44 20 7784 1024 or (US) +1 718 354 1112. The replay passcode is 8449438#.
- A webcast replay of the presentation will be available for six months, at www.compass-group.com and www.cantos.com.

Enquiries

Compass Group PLC

Investors/Analysts:	Sarah Ellis	+44 (0)1932 573 000
Media:	Paul Kelly	+44 (0)1932 573 000

Brunswick

Simon Sporborg / Pamela Small +44 (0)20 7404 5959

Appendix 1
Please find below new contract gains announced today.

B&I

- **Switzerland – Swisscom** awarded Compass Group (Suisse) SA a new five-year contract with annual turnover of £13.3 million.
- **Norway – DnB NOR** awarded Eurest a new three-year contract with annual turnover of £3.4 million.
- **France – Sollac Loraine** awarded Eurest a new five-year contract with annual turnover of £1.4 million.

Defence, Offshore & Remote Site

- **France – the Army Ministry** (Paris) awarded Eurest a new one-year contract with annual turnover of £2.2 million.
- **Russia – Globalstroi-Engineering** awarded ESS (Eurest IoCa) a new two-year contract with annual turnover of £2.6 million.
- **Bosnia Herzegovina – EUFOR** awarded ESS a new three-year contract with annual turnover of £4.3 million.
- **Argentina – Minera Alumbrera Limited** awarded ESS a new three-year contract with annual sales of £2.0 million.

Healthcare

- **France – Association Notre-Dame de Bon Secours** (Paris) awarded Medirest a new three-year contract with annual turnover of £1.2 million.
- **USA – Hospital of the University of Pennsylvania** (PA) awarded Morrison Management Specialists in conjunction with Crothall a new five-year contract with annual revenues £11.5 million.
- **Germany – University Hospital Bonn** awarded Clinic Catering Service (CCS) a new ten-year contract with annual turnover of £1.2 million.

Education

- **USA - University of West Florida** (FL) awarded Chartwells a new eight-year contract with annual turnover of £1.1 million.
- **USA - UNC Asheville** (NC) awarded Chartwells a new eight-year contract with annual turnover of £1.6 million.
- **USA – Wentworth Institute of Technology** (MA) awarded Chartwells a new seven-year contract with annual turnover of £2.2 million.

Sports & Leisure

- **UK – The New Stadium** (Swansea) awarded FMC a new ten-year contract with annual turnover of £1.5 million.
- **Japan – Angel Corporation** awarded Seiyo Food Systems a new four-year contract with annual turnover of £1.2 million.
- **Australia – Campus Living** (Sydney Univ. Village & RMIT Village) awarded Eurest a new ten-year contract with annual sales of £1.7 million.

Vending

- **Netherlands - Paresto (MOD)** awarded Selecta a new five-year contract with annual turnover of £2.9 million.
- **Sweden – SAAB** awarded Selecta a new three-year contract with annual turnover of £0.7 million.

Travel Concessions

- **Spain – AENA** awarded SSP Spain a new ten-year contract with annual turnover of £1.5 million at Son Sant Joan Airport (Palma de Mallorca).
- **Egypt – Cairo Airport Company** awarded Louis Catering / SSP a new ten-year contract with annual turnover of £1.6 million at Cairo International Airport.

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Compass Group PLC - UN Procurement Investigation Announcement

Following pressspeculation surrounding the involvement of Compass Group PLC, and itssubsidiary Eurest Support Services (ESS), regarding contract procurement at theUnited Nations, the Group would like to clarify the situation:

Compass Group PLCtakes any questions about business operations seriously. ESS is one of a numberof suppliers to the United Nations that has been co-operating with all therelevant authorities in a wide-ranging investigation into the UN's contractingprocedures.

The Group is a signatory to the UNGlobal Compact and its business practices are governed by a strict, zerotolerance based Code of Ethics that applies to all employees without exception.

In 2004 revenues from our contractswith the United Nations were less than half of one percent of Group revenues.


Moira





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COMPASS
GROUP
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Compass Group PLC - UN Procurement Investigation Update

Further to the Company's announcement of 10 October 2005, it has instructed Freshfields Bruckhaus Deringer to conduct an investigation into the relationships between Eurest Support Services (ESS), IHC and the United Nations. Pending progress in that investigation, the Company has decided that Peter Harris, the CEO of the Group's UK & Ireland, Middle East and Africa division, should be suspended. His responsibilities will be taken over by Gary Green, CEO of the Americas Division, on an interim basis.


Richard
European
Purchasing
Manager
Compass
Purchasing
London UK





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COMPASS GROUP

UN Investigation Update

On 21st October the Company announced that it had instructed Freshfields to conduct an investigation into the relationships between ESS, IHC and the United Nations. Ernst & Young are assisting Freshfields in this investigation.

The investigation, which is continuing, is being overseen by Steve Lucas, Chairman of Compass's Audit Committee. The investigation has raised serious concerns as to whether, within ESS, there has been, in connection with IHC and the UN, improper conduct and a failure to comply with the Company's statement of business principles (which apply to all staff, whatever their seniority). As a result, Peter Harris, whose suspension was announced on 21 October, is being dismissed, together with Andrew Seiwert and a further mid-ranking executive who was associated with UN contracting. The management of ESS is being restructured.

Compass will be continuing to cooperate voluntarily and fully as appropriate with the UN and US authorities, including the Office of the United States Attorney for the Southern District of New York.


Jane
London UK





 | Compass Group PLC +44 (0) 1932 573 000 | Legal Notice | Edit this page

Junior Chefs' Academy wins three national awards

Compass Group's continued commitment to encouraging young people to make foodservice their chosen career was recognised last week, winning three major national awards for its Junior Chefs' Academy programme in the UK. At the annual Awards for Excellence, given by industry careers organisation Springboard, the programme won both the 'Best Regional Initiative' and the 'Young People' awards. This was followed just days later by winning the 'Corporate Community Investment - Innovation' award from the Charities Aid Foundation.

The Compass-sponsored scheme was launched at Thames Valley University in 2003 to encourage young people into the foodservice industry. Groups of 14-16 year-olds from local schools attend college on a Saturday morning for 15 weeks to learn basic cookery, hygiene, health and safety.

Such has been the success of the programme that it now runs in nine colleges across the UK, culminating in a graduation ceremony where students prepare and cook for family and friends. Hundreds of aspiring chefs have graduated from the Academy, and many of them have decided to make the foodservice industry their career choice by enrolling at catering college.

The Junior Chefs' Academy was described by the Springboard judges as: "An extremely focused approach which identified the need for school pupils to engage in foodservice and cooking. It exemplified how a major company can support and work with the community, and colleges, in a real partnership in a superb 15 week programme."

Commenting on these awards Bill Vickers, Marketing Director, Compass Group UK & Ireland, said "this programme gives young people a real taste of the fun and creativity involved in cooking and at the same time gives them an insight into the opportunities that our industry offers. We have a constant demand for new talent to join our industry – judging by the results we have seen to date, the Junior Chefs' Academy programme is making a real contribution to this."


Manager
Watford UK





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A group of 14-16 year-olds learn how to cook as part of Compass' award-winning Junior Chefs' Academy programme

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Compass Group PLC

PRESS RELEASE
29 November 2005

COMPASS GROUP PLC
PRELIMINARY RESULTS
FOR THE YEAR ENDED 30 SEPTEMBER 2005

Financial summary **For the year ended 30 September**	**2005**	**2004**	**Reported movement**	**Constant currency**
Turnover	£12,704m	£11,772m	7.9%	8.3%
Total operating profit				
- reported	£302m	£500m	(39.6)%	
- underlying [1]	£711m	£775m	(8.3)%	(7.7)%
Operating margin[2]	5.7%	6.8%	(110)bps	
Profit before tax				
- reported	£171m	£370m	(53.8)%	
- underlying[1]	£581m	£645m	(9.9)%	
Basic earnings per share				
- reported	0.0p	8.3p		
- underlying [1]	19.1p	21.1p	(9.5)%	(8.6)%
Free cash flow	£348m	£246m	41.5%	43.5%
Return on capital employed	5.7%	6.4%	(70)bps	
Dividend per ordinary share	9.8p	9.3p	5.4%	

Business highlights

- Turnover £12.7 billion, up 7.0% on a like for like basis[3].
- Strong growth in profit and ROCE in North America and Continental Europe and Rest of the World (excluding Middle East military business). Turnaround in UK progressing.
- Free cash flow £353m at 2004 exchange rates, up 43.5%.
- Final dividend of 6.5 pence per share, up 4.8%.
- Sir Roy Gardner appointed Senior Independent Director from 1 October 2005, will replace Sir Francis Mackay as Chairman by summer 2006.
- Recruitment of Group CEO underway.
- Targets of 100 basis points of ROCE growth and £800 - £850m of free cash flow over the period 2006-2008 (post SSP disposal) reconfirmed.

(1) Underlying performance excludes goodwill amortisation and exceptional items.
(2) Operating margin excludes fuel, associates, goodwill amortisation and exceptional items.
(3) Like for like growth excludes fuel and is calculated by adjusting for acquisitions (excluding current year acquisitions and including a full year in respect of prior year acquisitions), disposals (excluded from both years) and exchange rate movements (translating the prior period at current period exchange rates) and compares the results against 2004.

Compass Group PLC **PRESS RELEASE**
29 November 2005

New Chairman and Senior Management Update

Sir Roy Gardner joined the Board as Senior Independent Director and Chairman of the Nominations Committee on 1 October 2005 and will succeed Sir Francis Mackay as Chairman by the summer of 2006.

Since joining the Board, Sir Roy has already spent time in the business, focusing on its strategy and financial performance. Sir Roy believes that there is significant opportunity to improve performance in the Group's core business.

As Chairman of the Nominations Committee, Sir Roy's immediate priority is the recruitment of a new Group Chief Executive to replace Michael Bailey who has announced his intention to step down. The Nominations Committee has appointed head hunter Korn Ferry to conduct a full search and the process is being conducted expeditiously. Michael Bailey will continue as Chief Executive for as long as is required by the Board.

The Board has agreed to appoint two new non-executive directors during 2006.

Sale of Travel-Related Concessions Business

The Group announced on 28 September 2005 its decision to sell its travel-related concessions business, primarily Select Service Partner (SSP). The formal sale process for SSP has commenced and an Information Memorandum has been circulated to interested parties. The sale is expected to be completed by mid-2006.

SSP is the largest operator of travel concessions in Europe and Asia, providing catering for roadside, railway and airport concessions in over 20 countries. SSP includes brands such as, Upper Crust, Whistlestop, Millie's Cookies and Harry Ramsden's. In 2005, revenues (including fuel) of the businesses being sold were circa £1.8 billion (£1.3 billion excluding fuel), EBITDA (including fuel) was circa £160 million and EBIT (including fuel) was £115 million.

Whilst the travel concessions market offers considerable further growth opportunities, the sale of the travel-related business will allow management to focus solely on the Group's core contract catering operations and the growth of the support services business. The Board considers that, in the longer term, this focus will improve the Group's financial performance and drive greater value for shareholders.

UN Contracting

On 21 October the Group announced that it had instructed Freshfields to conduct an investigation into the relationships between ESS, IHC and the United Nations. Ernst & Young are assisting Freshfields in the investigation, reporting to the Chairman of the Compass Group PLC Audit Committee.

On 3 November the Group announced that the investigation raised serious concerns as to whether, within ESS, there had been in connection with IHC and the UN, improper conduct and a failure to comply with the Group's statement of business principles (which apply to all staff, whatever their seniority). As a result, three employees were dismissed.

The investigation is ongoing and, as yet, no final conclusions have been reached.

The Group continues to co-operate voluntarily and fully as appropriate with the UN and US authorities, including the Office of the United States Attorney for the Southern District of New York.

UN contracts account for less than 0.5% of the Group's turnover and profits.

Outlook

In 2006, the Group anticipates continued strong trading in North America and the Rest of the World (excluding the impact of scaling back the Middle East military business). In Continental Europe, where the macro-economic climate is expected to continue to contribute to a difficult trading environment, the focus will remain on keeping a tight cost base and working to improve client retention. In the UK, cost pressures are expected to remain a significant challenge, however, actions are being taken to deliver a robust contract base with the aim of achieving a similar level of profit to that in 2005. Overall the Group will continue to focus on free cash flow and improving return on capital employed.

Michael J Bailey, Group Chief Executive, said:

"Three out of our four geographies, North America, Continental Europe and the Rest of the World have performed to our expectations, with North America and the Rest of the Word (excluding the Middle East military business) delivering a particularly strong result this year. The performance of the UK has been unsatisfactory. However, we have gripped the issues and the turnaround of this business is underway.

We have taken decisive action to improve our financial performance to meet our three year targets for free cash flow and return on capital employed. Everyone in the business is firmly focused on delivering for our clients, customers and shareholders"

Enquiries:
Compass Group PLC **+44 (0) 1932 573000**
Investors/Analysts: Sarah Ellis
Media: Paul Kelly

Brunswick **+44 (0) 20 7404 5959**
Simon Sporborg
Pamela Small

Website
www.compass-group.com

Presentation and teleconference details are in the attached notes.

Compass Group PLC

PRESS RELEASE
29 November 2005

GROUP TRADING REVIEW

The Group achieved 7% like for like turnover growth in 2005 with strong performances in North America and Rest of the World regions but difficult trading particularly in the UK and several European countries. Actions are underway to improve financial performance, with continued focus on delivery of strong free cash flow and improved returns on capital employed ("ROCE") over the medium term. The Group has announced medium-term (2006-2008) objectives to improve ROCE by 100 basis points and to generate free cash flow over the period of £800 - £850 million (post the disposal of SSP). As the market leader in a fragmented market place, the Group is well positioned to benefit from its strong presence in the key geographies, where significant opportunities remain.

Group Performance

The Group's reported financial summary for the year ended 30 September 2005 is set out below.

	2005	2004	Increase/ (decrease)
Turnover	£12,704m	£11,772m	7.9%
Total operating profit			
– reported	£302m	£500m	(39.6)%
– underlying [(1)]	£711m	£775m	(8.3)%
Operating margin [(2)]	5.7%	6.8%	(110)bps
Profit before tax			
– reported	£171m	£370m	(53.8)%
– underlying [(1)]	£581m	£645m	(9.9)%
Basic earnings per share			
– reported	0.0p	8.3p	
– underlying [(1)]	19.1p	21.1p	(9.5)%
Free cash flow	£348m	£246m	41.5%
Return on capital employed [(3)]	5.7%	6.4%	(70)bps

(1) Underlying performance excludes goodwill amortisation and exceptional items.
(2) Operating margin excludes fuel, associates, goodwill amortisation and exceptional items.
(3) See below for basis of calculation.

Turnover

The main factors that affected the year on year change in turnover are summarised below.

	%
Like for like growth	7
Contribution from acquisitions	2
Movements in translation rates	(1)
Total – excluding fuel	8

Like for like growth excludes fuel and is calculated by adjusting for acquisitions (excluding current year acquisitions and including a full year in respect of prior year acquisitions), disposals (excluded from both years) and exchange rate movements (translating the prior period at current period exchange rates), and compares the results against 2004.

Like for like turnover growth was achieved as a result of new contract gains of 11% offset by contract losses of 5% and positive throughput of 1%, driven by North America where the business has been focused on driving volumes within existing accounts as well as achieving price increases.

Throughput represents the movement in turnover in the existing estate, influenced by headcount changes, participation rates, price increases and average spend per head. Throughput varies by sector with Education and Healthcare, which are much less affected by the economic cycle, achieving positive throughput of 3% and 2% respectively in 2005. Business and Industry and Vending were broadly flat. Throughput in the Travel Concessions sector was also positive at 2%.

The Group continues to focus on client retention, which was again high in the year at 95%. This was achieved as a result of continued investment in people, client account management and contract retention teams.

The strong performance in like for like turnover growth was driven by new business wins across all sectors, with a continued trend to outsourcing in Healthcare and a high level of activity around the globe in Offshore and Remote supporting the buoyant extractive industries sector.

The table below sets out like for like growth by sector for each geographic division and the Group total.

	North America %	UK %	CE & ROW %	Group %
Contract:				
Business and Industry	11	9	2	6
Defence, Offshore and Remote	28	13	8	10
Education	12	(1)	2	7
Healthcare	15	5	5	10
Sports and Leisure	17	3	5	9
Total Contract	13	6	4	8
Vending	4	19	2	4
Travel Concessions	20	4	4	6
Total	12	6	4	7

Travel Concessions principally comprises: Creative Host in North America; Moto, railway and airport concessions, Harry Ramsden's and Millie's Cookies in the UK; Rail Gourmet, Inflight, airport concessions and motorways (in France, Italy, Portugal, Germany and Japan) in Continental Europe and Rest of the World.

Total operating profit

The decline in total operating profit, before goodwill amortisation and exceptional items, of 8% resulted primarily from tough trading in the UK and the reduction in scale and profitability of the Group's Middle East military business. Trading conditions in Continental Europe remained difficult in France, Germany, the Netherlands and particularly Italy which saw a significant downturn in the Business and Industry sector. In North America, there has been a slight decline in the year on year operating margin mainly due to the impact of the National Hockey League strike and Hurricane Katrina but operating profit grew strongly at 9%.

Profit before tax

Profit before tax, goodwill amortisation and exceptional items for 2005 was £581 million (2004: £645 million).

Basic earnings per share

Basic earnings per share, before goodwill amortisation and exceptional items, were 19.1 pence (2004: 21.1 pence).

Free cash flow

Free cash flow for 2005 recovered strongly in the year to £348 million (2004: £246 million). Reduced operating profit and higher cash interest payments (including £20 million as a result of the 2004 swap monetisation) were more than offset by a stringent allocation of capital expenditure and improvements in working capital management.

Free cash flow in 2004 of £246 million was adversely impacted by a significant working capital outflow offset in part by a one-off receipt of £104 million in respect of the monetisation of certain "in the money" interest rate swaps.

Return on capital employed

Return on capital employed was 5.7% (2004: 6.4%) based on total operating profit before goodwill amortisation and exceptional items (excluding the Group's minority partners' share of total operating profit) net of tax at 30%, and an average capital employed for the year of £8,069 million (2004: £7,894 million).

Average capital employed has been calculated by adding back net debt, goodwill written off to reserves and goodwill amortised through the profit and loss account. The capital employed in the business as at 30 September 2005 and 2004 is detailed in the table below.

	2005 £m	2004 £m
Net assets	2,284	2,482
Net debt	2,316	2,373
Goodwill written off to reserves	2,147	2,132
Goodwill amortised through the profit and loss account	1,382	1,021
Capital employed	8,129	8,008

International Financial Reporting Standards ("IFRS")

The Group will report under IFRS for the year ending 30 September 2006. In May 2005, the Group provided an indication of the principal effects of IFRS on the Group. Further information, including restatement of the 2005 results under IFRS, will be presented prior to the announcement of the 2006 Interim Results.

UK Client and Supplier Relationships

A core part of the Group's strategy is to leverage its scale through purchasing efficiencies and to achieve this through building good, long-term and mutually beneficial relationships with all its suppliers. The UK business has been working hard with its suppliers to encourage investment in processes and systems to improve quality and traceability and to ensure that the Group has the right range and quality of products, at the most competitive prices to meet the needs of its client base. The success of this approach is reflected in the high levels of client satisfaction with contract retention in the UK at 95% and an average length of client relationship of over 9 years.

The investment made last year in improving payment terms is reflected in the reduction of average creditor days to around 55 in 2005. Over the past year payables of over 90 days have never amounted to more than £1 million in a business with turnover of over £2 billion. Over 80% of suppliers (by invoice value) are now on Electronic Data Interchange ("EDI") and this has improved efficiency and speeded up payment. Of the UK suppliers who account for over 75% of total purchases, 95% have been supplying Compass for over four years.

The Group's relationship with its clients and suppliers is governed by a strict, zero tolerance based Code of Ethics. Purchasing policies and practices are being enshrined in a Supplier Code of Conduct for buyers with a formal process for suppliers to escalate any complaints.

Our People

The Group has seen continued evidence of the success of its strategy to be recognised as a preferred employer. The most recent global workforce survey shows an increase in loyalty, pride in the company and the likelihood to recommend Compass as a place to work. Compass Group was named 7th best large company to work for in the annual Best Companies to Work For list produced by the Sunday Times, based on the paper's own independent survey of the Group's employees. Most recently, on 24 November, the Group won three awards at the Personnel Today Awards: Employer Branding; Best HR Strategy in Line with Business; and the Best Overall HR award.

At the Culinary Olympics the Group won an outstanding 57 awards, including 3 gold, 32 silver and 14 bronze medals.

In the aftermath of Hurricane Katrina the Group continued to service clients and customers in the affected regions. In anticipation of the hurricane, Eurest, along with their clients, had organised and prepared food services, water and basic living supplies for thousands of evacuees. Over 20,000 meals were served daily in affected areas and temporary 'tent cities' were established providing essentials for relief workers and victims, and Eurest supported six tent cities located in the Gulf States region. A relief centre was set up in Pascagoula, Mississippi that provided shelter and food for 15,000 evacuees. Four tent villages, supporting over 2,600 employees and families were also set up. Morrison Management Specialists teams stayed in place through the hurricane to assist in the evacuation of six hospitals and served 15,000 meals daily to patients and residents at four hospitals and two senior dining communities in the Gulf Coast states.

DIVISIONAL TRADING REVIEW

	2005	2004	Reported increase %	Constant currency increase %	Like for like increase %
Turnover (£m)					
North America	3,937	3,531	11	15	12
UK	2,812	2,626	7	7	6
Continental Europe and Rest of the World	5,443	5,119	6	5	4
Total – excluding fuel	12,192	11,276	8	9	7
Fuel	512	496	3	3	3
Total	12,704	11,772	7	8	7

	2005	2004	Reported increase %	Constant currency increase %
Total operating profit including fuel (£m)				
Subsidiary undertakings				
North America	207	190	9	12
UK	205	294	(30)	(30)
Continental Europe and Rest of the World	297	287	3	3
	709	771	(8)	(7)
Associates	2	4	-	-
Total	711	775	(8)	(8)
Operating margin excluding fuel (%)				
North America	5.3	5.4		
UK	7.0	10.9		
Continental Europe and Rest of the World	5.5	5.6		
Total	5.7	6.8		

Certain minor reclassifications have been made to the previously reported analysis of Divisional performance to align with the Group's current management structures. Total operating profit is before goodwill amortisation of £269 million (2004: £275 million), a goodwill impairment charge of £95 million (2004: £ nil) and an exceptional operating charge of £45 million (2004: £ nil). Fuel turnover comprises £480 million in the UK and £32 million in Continental Europe and Rest of the World (2004: £466 million and £30 million respectively). Profit from subsidiary undertakings includes £8 million in the UK and £ nil in Continental Europe and Rest of the World from fuel (2004: £8 million and £ nil respectively). Operating margin is based on turnover and total operating profit excluding fuel, associates, goodwill amortisation and exceptional items.

North America

32% of Group turnover, excluding fuel (2004: 31%)

2005 has been another successful year in North America, both in terms of turnover and profit growth, extending across all the primary business sectors. Reported turnover increased to £3,937 million (2004: £3,531 million) and by 12% on a like for like basis, well ahead of last year's 7%. In Healthcare, Morrison's and Crothall's like for like turnover growth was 15%. Our position in the important Healthcare market was further strengthened by the acquisition of HDS Services, the only significant acquisition in the year, which was completed in January 2005 for £16 million. Sports and Leisure has had another very strong year with like for like growth of 17%, reflecting the success of our Levy Restaurants business in delivering not only strong contract gains, but also increased customer spend at our venues. The Business and Industry and Education sectors delivered solid performances. Growth was driven by new business wins in conjunction with improved throughput. A significant success has been the concerted drive to increase participation and spend per head, including passing on price increases. Vending showed a more modest increase of 4% on a like for like basis.

Total operating profit, excluding associates, goodwill amortisation and exceptional items, increased by £17 million to £207 million (2004: £190 million). There has been a slight decline in the operating margin to 5.3% (2004: 5.4%), mainly due to the impact of the National Hockey League strike and Hurricane Katrina towards the end of the year.

UK

23% of Group turnover, excluding fuel (2004: 23%)

Reported turnover, excluding fuel, increased to £2,812 million (2004: £2,626 million) and by 6% on a like for like basis, broadly in line with last year.

In Contract, like for like turnover increased by 6% to £1,930 million (2004: £1,794 million) with strong performances in all sectors except Education where sales declined by 1%. Most contract caterers in the Education sector have been impacted by declining participation during the year following recent negative publicity regarding the standard of school meals. Healthcare has again had a strong year benefiting from new contract gains, renewals and extensions to the range of services offered. This resulted in growth of 5% on a like for like basis. We have continued to see good growth in the Business and Industry sector, helped by the mobilisation of a significant contract for managed services with one of our large banking clients.

Travel Concessions achieved turnover growth of 4% on a like for like basis, increasing from £775 million in 2004 to £814 million in 2005, despite the impact of the London bombings on our railway station operations. The M&S Simply Food concept roll-out continued at our motorway and railway sites and was well received in the year.

Total operating profit, including fuel but excluding associates, goodwill amortisation and exceptional items, was £205 million (2004: £294 million). The decline is due in part to cost pressures affecting, in particular, the Business and Industry sector and the impact of the London bombings. The remainder of the decline is the result of increased pension costs, lower disposal profits of £16 million, significant restructuring costs, the sale of the Gatwick Meridien hotel £4 million and the £5 million impact on profits of reduced capital spend. The overall margin, excluding fuel, achieved in the year was 7.0% (2004: 10.9%).

In Contract and Vending, operating margins were 5.9% (2004: 8.6%) and operating profit, excluding associates, goodwill amortisation and exceptional items, was £117 million (2004: £160 million)

Travel Concessions operating margins were 9.8% (2004: 16.3%) and operating profit, excluding associates, goodwill amortisation and exceptional items, decreased to £80 million (2004: £126 million).

Continental Europe and Rest of the World

45% of Group turnover, excluding fuel (2004: 46%)

Reported turnover, excluding fuel, increased to £5,443 million (2004: £5,119 million) with like for like turnover growth of 4%. Strong performances in Rest of the World, particularly Australasia and South America, were partly offset by more challenging trading conditions in France, Germany, the Netherlands and Italy and a scaling down of our Middle East military business.

In Continental Europe, overall like for like turnover grew by 2%, with flat like for like growth in Contract. Market conditions in Northern Europe continued to be difficult with client site closures and headcount reductions holding back growth in Germany, France, the Netherlands and Italy in particular. We have strengthened our management teams in these countries to focus on client retention and drive throughput via participation and spend per head. Spain and Switzerland again performed strongly growing by 7% and 6% respectively. Scandinavia continues to perform well and benefited from high levels of activity in the Travel Concessions sector and the oil and gas business.

Rest of the World like for like turnover growth of 8% reflects the strength of the Remote Site sector in Australasia as the extractive industries continue to meet the high demand for crude oil and minerals. In South America, we also continue to see good business growth led by Brazil where Business and Industry and Remote Site operations are particularly buoyant. The Group continues to scale down its Middle East military business with turnover reducing to £170 million in 2005 (2004: £250 million). There are still opportunities for military business in the Middle East but increasingly, the Group is choosing not to participate in this work because the margin is becoming less attractive relative to the complexity of the operations and associated risks. Excluding the Middle East military business, like for like turnover growth was 14%.

Total operating profit, excluding associates, goodwill amortisation and exceptional items, has increased by 3% to £297 million (2004: £287 million) and operating margin is broadly in line with 2004 at 5.5% (2004: 5.6%).

In Continental Europe, total operating profit, excluding associates, goodwill amortisation and exceptional items, increased by 7% to £190 million (2004: £178 million). The operating profit improvement results from a strong turnaround in the Travel Concessions business, particularly in Germany, France and Scandinavia. Operating margin in Continental Europe increased to 5.3% in 2005 (2004: 5.2%).

Rest of the World total operating profit, excluding associates, goodwill amortisation and exceptional items, reduced by 2% to £107 million (2004: £109 million) and operating margin has moved back slightly to 5.7% (2004: 6.3%) reflecting the impact of scaling back our Middle East military business where operating profit, before exceptional items, was £35 million (2004: £50 million). Excluding this, total operating profit, excluding associates and goodwill

amortisation was £72 million (2004: £59 million), a 22% increase. Operating margin was 4.2% (2004: 4.0%), driven by good conversion of incremental sales to incremental profit in Australasia and South America.

Interest

Net debt at 30 September 2005 was £2,316 million (2004: £2,373 million). Net interest expense for the year was £130 million (2004: £130 million). The average cost of funding for the year was 4.8% (2004: 4.8%). Interest cover for 2005 was 5.5 times total operating profit before goodwill amortisation and exceptional items. Higher dollar borrowing costs are expected to increase the net interest expense to nearer £140 million in 2006 (before the impact of proceeds from disposals and the adoption of IFRS).

Profit before taxation

Profit before taxation, goodwill amortisation and exceptional items decreased by 9.9% from £645 million to £581 million.

Taxation

The overall Group tax charge was £134 million giving an effective tax rate on profit on ordinary activities before taxation, goodwill amortisation and exceptional items of 23.1% (2004: 23.6%), which is below the UK corporate tax rate of 30%.

The main reasons for the low overall rate in 2005 are prior year adjustments representing the recognition of reliefs associated with past acquisitions and also the successful resolution during the course of the year of several significant issues, principally overseas. A reconciliation of the effective current tax rate for the year (i.e. the overall rate excluding deferred tax and prior year adjustments) is included in note 4 to the financial statements. This reconciliation summarises the reasons why the Group's effective current tax rate of 28% was below the UK corporate tax rate of 30%. The main reasons were the benefit arising from the tax deductibility of part of the Group's goodwill (2%), losses brought forward (2%) and other items (a net benefit of 1%) offset by the impact of higher overseas tax rates (3%).

The overall Group effective tax rate for 2006 onwards (when the Group will report under IFRS) is expected to move to around 30%. This increase reflects the fact that the earnings benefit of the tax deduction for goodwill in the US will no longer be recognised through the profit and loss account (although there is no cash tax impact).

The Group's cash tax rate for 2005 was 19% (2004: 17%). For 2006 onwards, the cash tax rate is likely to average out, over time, in a range from the mid to high 20's.

Goodwill amortisation and exceptional items

The goodwill amortisation charge for the year was £269 million (2004: £275 million) and an additional charge of £95 million in respect of the impairment of goodwill carried on the Italian business was incurred.

The decline in scale of the Group's Middle East military business in 2005, with turnover down from £250 million in 2004 to £170 million in 2005 and with operating profit, before exceptional items, down from £50 million in 2004 to £35 million in 2005, is likely to continue into 2006, with operating profit expected to be no more than £5 million. In the light of this quicker than

expected scaling back in activity, asset write-downs and provisions of £45 million have been reported as an exceptional item in 2005. The Group also disposed of 75% of Au Bon Pain in North America, the Gatwick Meridien hotel in the UK and paid further costs relating to previous disposals resulting in a net exceptional loss on disposal of businesses of £1m.

There were no exceptional items in 2004.

Earnings per share

Basic and diluted earnings per share on a reported basis were both nil pence (2004: 8.3 pence). Basic earnings per share before goodwill amortisation and exceptional items for the year was 19.1 pence (2004: 21.1 pence). Attributable profit and basic earnings per share are reconciled below.

	Attributable Profit		Basic Earnings Per Share		
	2005 £m	2004 £m	2005 Pence	2004 Pence	Growth
Reported	1	180	-	8.3	
Goodwill amortisation	269	275			
Exceptional items	141	-			
Underlying (1)	411	455	19.1	21.1	(9.5)%
Currency translation	-	(4)			
Constant currency	411	451	19.1	(20.9)	(8.6)%

(1) Underlying performance excludes goodwill amortisation and exceptional items.

Dividends

The recommended final dividend is 6.5 pence per share resulting in a total dividend for the year of 9.8 pence per share, an increase of 5.4% on 2004, reflecting confidence in the Group's ability to generate strong free cash flow. Dividend cover for 2005 was 1.9 times profit before goodwill amortisation and exceptional items. In the short term, earnings and cash dividends cover will be impacted by IFRS, the increase in the cash tax rate and the disposal of SSP. Whilst we remain committed to continue to grow the dividend in real terms, our objective over the medium term will be to move the dividend cover more towards the 2 times level.

Acquisitions

The Group's strategic focus continues to be on the organic development of its existing core businesses. During the year there have been a small number of acquisitions either to strengthen the Group's geographic coverage or to reinforce its sectoral presence in certain areas. The Group purchased businesses for £39 million in 2005 and purchased further shares in subsidiary companies not wholly owned for £66 million. £4 million of the aggregate purchase price is deferred consideration payable in the future. In aggregate, the net liabilities acquired had a provisional fair value of £8 million, including £2 million of net cash, resulting in goodwill of £113 million. Details of the acquisitions are given in note 15 to the financial statements.

The acquisition of other minority interests and the payment of deferred consideration is currently expected to amount to around £150 million in 2006. The Group does not currently anticipate any significant new acquisitions during 2006.

Pensions

In total, the Group charged £78 million (2004: £70 million) to profit before tax in respect of its pension arrangements, of which £52 million (2004: £48 million) relates to defined benefit schemes and £26 million (2004: £22 million) relates to defined contribution schemes. Actuaries to the Group's defined benefit pension arrangements advise the Pension Trustees on the funding rates required by the Group. In total, the Group paid £100 million (2004: £74 million) during the year to the pension providers in order to enable the pension funds to fulfil their obligations.

Disclosure in accordance with FRS 17: Retirement Benefits is provided in note 16 to the financial statements. This shows that, at 30 September 2005, there was an unprovided pension deficit, net of deferred tax, of £222 million (2004: £131 million). Had the Group adopted FRS 17, the charge to the profit and loss account, before interest and tax, would have been £63 million (2004: £56 million, net of a £6 million one-off curtailment credit). The corresponding financing charge recorded to interest expense would have been £15 million (2004: £19 million) giving a total charge of £78 million (2004: £75 million).

Free cash flow

Free cash flow of £348 million (2004: £246 million) reflects reduced operating profit and higher cash interest payments (including a £20 million outflow as a result of the 2004 swap monetisation), more than offset by a stringent allocation of capital expenditure and improvements in working capital management.

Payments in respect of provisions for liabilities and charges absorbed £40 million (2004: £73 million). £31 million was spent on insurance, pensions and other post-employment benefits, £6 million on settling onerous contracts and £3 million in respect of legal and other claims.

Interest payments absorbed a net £159 million (2004: £131 million, before a one-off derivatives monetisation receipt of £104 million).

The net tax paid of £108 million (2004: £107 million) represents 19% of profit before tax (2004 : 17%), goodwill amortisation and exceptional items and is significantly less than the total tax charge for the year of £134 million. The main reasons for this difference are deductions allowable for tax but which are not charged to the profit and loss account, tax losses brought forward and utilised in the year, capital allowances in excess of depreciation and the timing of tax payments.

Net capital expenditure absorbed £291 million (2004: £329 million). Including the £12 million of fixed assets acquired under finance lease contracts (2004: £9 million), net capital expenditure represents 2.5% of turnover excluding fuel (2004: 3.0%). The Group has stringent controls on capital expenditure that are monitored centrally. There are fixed authority limits at each subsidiary company level and internal rate of return criteria that each project must achieve to obtain approval.

Acquisition payments were £124 million, comprising £105 million of consideration paid, less £2 million of cash acquired and £21 million of deferred consideration and costs paid in respect of previous acquisitions.

In aggregate, deferred consideration payable at 30 September 2005 amounted to £28 million (2004: £41 million).

In 2005, dividend payments totalled £205 million (2004: £249 million). 2004 reflected the payment of three dividends as the Group accelerated the timing of dividend payments.

Net proceeds from the sale of 75% of Au Bon Pain and the Gatwick Meridien hotel were £75 million (proceeds from disposals in 2004: £86 million).

The net cash inflow for the year was £94 million, before £1 million of proceeds on the issue of ordinary shares, £12 million of new finance leases and a translation loss on net debt for the year of £26 million, principally as a result of the closing US dollar rate moving from 1.81 to 1.77 over the year, and the closing Euro rate moving from 1.46 to 1.47 over the year.

Closing net debt as at 30 September 2005 was £2,316 million (2004: £2,373 million).

Outlook

In 2006, the Group anticipates continued strong trading in North America and the Rest of the World (excluding the impact of scaling back the Middle East military business). In Continental Europe, where the macro-economic climate is expected to continue to contribute to a difficult trading environment, the focus will remain on keeping a tight cost base and working to improve client retention. In the UK, cost pressures are expected to remain a significant challenge, however, actions are being taken to deliver a robust contract base with the aim of achieving a similar level of profit to that in 2005. Overall the Group will continue to focus on free cash flow and improving return on capital employed.

Michael J Bailey
Chief Executive

Sir Francis H Mackay
Chairman

NOTES

(a) The results for the year ended 30 September 2005 were approved by the Directors on 29 November 2005 and have been prepared on the basis of accounting policies disclosed in the 2004 Annual Report.

The financial information set out in the announcement does not constitute the Company's statutory accounts for the years ended 30 September 2005 or 30 September 2004 but is derived from those accounts. The auditors have reported on these accounts; their reports were unqualified and did not contain a statement under section 237 (2) or (3) of the Companies Act 1985. The 2005 accounts will be delivered to the Registrar of Companies following the Company's Annual General Meeting.

(b) Forward looking statements

This Preliminary Statement Press Release contains forward looking statements within the meaning of Section 27A of the Securities Act 1933, as amended, and Section 21E of the Securities Exchange Act 1934, as amended. These statements are subject to a number of risks and uncertainties and actual results and events could differ materially from those currently being anticipated as reflected in such forward looking statements. The terms 'expect', 'should be', 'will be', 'is likely to' and similar expressions identify forward looking statements. Factors which may cause future outcomes to differ from those foreseen in forward looking statements include, but are not limited to: general economic conditions and business conditions in Compass Group's markets; exchange rate fluctuations; customers' and clients' acceptance of its products and services; the actions of competitors; and legislative, fiscal and regulatory developments.

(c) The timetable for the proposed final dividend of 6.5p per share is as follows:

Ex dividend date:	8 February 2006
Record date:	10 February 2006
Payment date:	6 March 2006

(d) A presentation for analysts and investors will take place at 9:30 am (GMT/London) on Tuesday 29 November 2005 at the Merrill Lynch Financial Centre, 2 King Edward Street, London, EC1A 1HQ.

The live presentation can also be accessed via both a webcast and dial-in teleconference starting at 9:30 am:

- To listen to the live presentation via teleconference, dial (UK) +44 20 7365 1854.
- To view the presentation slides and/or listen to a live audio webcast of the presentation, go to www.compass-group.com or www.cantos.com.
- Please note that remote listeners will not be able to ask questions during the Q&A session.

A replay recording of the presentation will also be available via teleconference and webcast:

- A teleconference replay of the presentation will be available for five working days, until 6 December 2005. To hear the replay, dial (UK) +44 20 7784 1024 or (US) +1 718 354 1112. The replay passcode is 3149869#.

- A webcast replay of the presentation will be available for six months, at www.compass-group.com and www.cantos.com.

For North American based investors, there will be a question and answer conference call starting at 1:00pm (EST/New York)

- To participate in the live question and answer session via conference call, dial (US) +1 718 354 1158.

- A teleconference replay of the call will be available for five working days, until 6 December 2005. To hear the replay, dial (US) +1 718 354 1112. The replay passcode is 8794285#.

- The North American investor conference call will also be audio webcast live, and archived for replay, at www.compass-group.com and www.cantos.com.

Enquiries:

Compass Group PLC **+ 44 (0) 1932 573000**
Investor/Analysts: Sarah Ellis
Media: Paul Kelly

Brunswick **+ 44 (0) 20 7404 5959**
Simon Sporborg
Pamela Small

Website
www.compass-group.com.

Compass Group is the world's largest foodservice company with annual revenues of over £12 billion. Compass Group has some 400,000 employees working in more than 90 countries around the world. For more information visit www.compass-group.com.

NOTES

A selection of recent contract gains and renewals is set out below.

<u>Contract</u>

Business & Industry

- **Switzerland – World Health Organisation (OMS)** awarded Eurest Switzerland a new three year contract with annual turnover of £2.5 million.
- **Switzerland – Zürich-Kloten Airport** renewed its contract with Compass Group (Suisse) SA for a further seven years with annual turnover of £6.3 million.

Healthcare

- **UK – Nottinghamshire Hospitals PFI** renewed and extended its contract with Medirest for a further six and a half years with an annual turnover of £8.3 million.
- **USA – Desert Regional Medical Center** (CA) awarded Morrison Management Specialists a new five-year contract with annual turnover of £3.0 million.
- **USA – University of Kentucky Hospital** (KY) awarded Morrison Management Specialists a new three-year contract with annual turnover of £2.9 million.

Education

- **USA - Thunderbird The Garvin School of International Management** (AZ) awarded Compass Group The Americas in conjunction with Chartwells, FLIK and Canteen a new three-year contract with annual turnover of £3.6 million.
- **USA – Rochester City Schools** (NY) awarded Chartwells a new one-year contract with annual turnover of £3.5 million.

Sports & Leisure

- **UK – Imperial War Museum North** awarded Milburns a new five-year contract with annual turnover of £0.6 million.
- **USA – The Bradley Center** awarded Levy Restaurants a new seven-year contract with annual turnover of £5.4 million.

<u>Travel Concessions</u>

- **USA – Long Beach Airport** (CA) awarded Creative Host Services a new ten-year contract with annual turnover of £ 3.5 million.
- **Jamaica – Montego Bay Airport** awarded Creative Host Services a new ten-year contract with annual turnover of £2.9 million.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the year ended 30 September 2005

	Notes	Before goodwill amortisation and exceptional items £m	Goodwill amortisation and exceptional items £m	Total 2005 £m	Before goodwill amortisation £m	Goodwill amortisation £m	Total 2004 £m
Turnover	1						
Continuing operations		12,636	-	12,636	11,772	-	11,772
Acquisitions		68	-	68	-	-	-
Total turnover		12,704	-	12,704	11,772	-	11,772
Operating costs		(11,995)	(409)	(12,404)	(11,001)	(275)	(11,276)
Operating profit							
Continuing operations		708	(409)	299	771	(275)	496
Acquisitions		1	-	1	-	-	-
		709	(409)	300	771	(275)	496
Share of profits of associated undertakings							
Continuing operations	1	2	-	2	2	-	2
Discontinued operations	1	-	-	-	2	-	2
Total operating profit: Group and share of associated undertakings	1	711	(409)	302	775	(275)	500
Loss on disposal of businesses	2	-	(1)	(1)	-	-	-
Interest receivable and similar income		4	-	4	5	-	5
Interest payable and similar charges	3	(134)	-	(134)	(135)	-	(135)
Net interest		(130)	-	(130)	(130)	-	(130)
Profit on ordinary activities before taxation		581	(410)	171	645	(275)	370
Tax on profit on ordinary activities	4	(134)	-	(134)	(152)	-	(152)
Profit on ordinary activities after taxation		447	(410)	37	493	(275)	218
Equity minority interests		(36)	-	(36)	(38)	-	(38)
Profit for the financial year		411	(410)	1	455	(275)	180
Equity dividends	5	(211)	-	(211)	(200)	-	(200)
Amount transferred to/(from) reserves	14	200	(410)	(210)	255	(275)	(20)
Basic earnings per ordinary share	6			0.0p			8.3p
Basic earnings per ordinary share – excluding goodwill amortisation and exceptional items	6	19.1p			21.1p		
Diluted earnings per ordinary share	6			0.0p			8.3p
Diluted earnings per ordinary share – excluding goodwill amortisation and exceptional items	6	19.0p			21.0p		

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
For the year ended 30 September 2005

	2005 £m	2004 £m
Profit for the financial year	**1**	180
Currency translation differences	**9**	1
Tax in profit and loss reserve relating to currency translation	**2**	(18)
Total gains and losses recognised in the year	**12**	163

RECONCILIATION OF MOVEMENTS IN CONSOLIDATED SHAREHOLDERS' FUNDS
For the year ended 30 September 2005

	2005 £m	2004 £m
Profit for the financial year	**1**	180
Dividends	**(211)**	(200)
	(210)	(20)
Currency translation differences	**9**	1
Tax in profit and loss reserve relating to currency translation	**2**	(18)
Issue of shares	**1**	10
Repurchase of shares	**-**	(69)
Purchase of own shares	**-**	(1)
Net reduction in shareholders' funds	**(198)**	(97)
Opening shareholders' funds	**2,482**	2,579
Closing shareholders' funds	**2,284**	2,482

CONSOLIDATED BALANCE SHEET
As at 30 September 2005

	Notes	2005 £m	2004 £m
Fixed assets			
Intangible assets	7	**3,969**	4,223
Tangible assets	8	**1,777**	1,805
Investments	9	**51**	30
		5,797	6,058
Current assets			
Stocks		**263**	279
Debtors: amounts falling due within one year	10	**1,692**	1,568
amounts falling due after more than one year	10	**276**	287
Cash at bank and in hand		**318**	266
		2,549	2,400
Creditors: amounts falling due within one year	11	**(3,000)**	(2,872)
Net current liabilities		**(451)**	(472)
Total assets less current liabilities		**5,346**	5,586
Creditors: amounts falling due after more than one year	12	**(2,591)**	(2,665)
Provisions for liabilities and charges	13	**(398)**	(385)
Equity minority interests		**(73)**	(54)
Net assets		**2,284**	2,482
Capital and reserves			
Called up share capital		**216**	216
Share premium account	14	**94**	93
Capital redemption reserve	14	**9**	9
Merger reserve	14	**4,170**	4,170
Profit and loss reserve	14	**(2,204)**	(2,005)
Less: own shares		**(1)**	(1)
Total equity shareholders' funds		**2,284**	2,482

Compass Group PLC

PRESS RELEASE
29 November 2005

CONSOLIDATED CASH FLOW STATEMENT
For the year ended 30 September 2005

		2005		2004
	£m	£m	£m	£m
Net cash inflow from operating activities (note I)		931		735
Dividends from associated undertakings		4		4
Returns on investments and servicing of finance				
Interest received	4		5	
Interest paid	(161)		(134)	
Proceeds from termination of interest rate swaps	-		104	
Interest element of finance lease rental payments	(2)		(2)	
Dividends paid to minority interests	(29)		(30)	
Net cash outflow from returns on investments and servicing of finance		(188)		(57)
Taxation				
Tax received	23		5	
Tax paid	(131)		(112)	
Net tax paid		(108)		(107)
Capital expenditure and financial investment				
Purchase of tangible fixed assets	(339)		(365)	
Sale of tangible fixed assets	48		36	
Total capital expenditure and financial investment		(291)		(329)
Free cash flow		348		246
Acquisitions and disposals (note IV)				
Purchase of subsidiary companies and investments in associated undertakings	(124)		(167)	
Net proceeds from businesses held for resale	-		19	
Sale of minority interest	-		3	
Sale of subsidiary companies and associated undertakings	75		64	
Total acquisitions and disposals		(49)		(81)
Equity dividends paid		(205)		(249)
		(254)		(330)
Net cash inflow/(outflow) before management of liquid resources and financing		94		(84)
Financing				
Issue of ordinary share capital	1		10	
Repurchase of share capital	-		(91)	
Purchase of own shares, net	-		(1)	
Debt due within one year:				
Decrease in bank loans and loan notes	(61)		(26)	
Debt due after one year:				
Increase in bank loans and loan notes	11		270	
Capital element of finance lease rentals	(16)		(21)	
Net cash (outflow)/inflow from financing		(65)		141
Increase in cash in the year		29		57
Reconciliation of net cash flow to movement in net debt (note II)				
Increase in cash in the year		29		57
Cash outflow/(inflow) from change in debt and lease finance		66		(223)
Change in net debt resulting from cash flows		95		(166)
Loans acquired with subsidiaries and changes in finance leases		(12)		(19)
Effect of foreign exchange rate changes		(26)		120
Movement in net debt in the year		57		(65)
Opening net debt		(2,373)		(2,308)
Closing net debt		(2,316)		(2,373)

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT
For the year ended 30 September 2005

I Reconciliation of operating profit to net cash inflow from operating activities:

	2005 £m	2004 £m
Operating profit before goodwill amortisation and exceptional items	711	775
Depreciation excluding exceptional items	293	258
EBITDA	1,004	1,033
Profit on disposal of fixed assets	(9)	(8)
Profit on disposal of businesses	-	(10)
Share of profits of associated undertakings	(2)	(4)
Expenditure in respect of provisions for liabilities and charges	(40)	(73)
Amounts charged in respect of provisions	29	28
Increase in stocks	(4)	(57)
Increase in debtors	(119)	(110)
Increase/(decrease) in creditors	72	(64)
Net cash inflow from operating activities before exceptional items	931	735

II Analysis of net debt:

	1 October 2004 £m	Cash flow £m	Exchange movements £m	Acquisitions (excluding cash and overdrafts) £m	Other non-cash changes £m	30 September 2005 £m
Cash at bank and in hand	266	48	4	-	-	318
Overdrafts	(14)	(19)	-	-	-	(33)
	252	29	4	-	-	285
Debt due within one year	(85)	61	-	-	(77)	(101)
Debt due after one year	(2,486)	(11)	(29)	-	77	(2,449)
Finance leases	(54)	16	(1)	-	(12)	(51)
	(2,625)	66	(30)	-	(12)	(2,601)
Total	(2,373)	95	(26)	-	(12)	(2,316)

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (continued)
For the year ended 30 September 2005

III Purchase and disposal of subsidiary companies and investments in associated undertakings:

	2005 £m Purchases	2005 £m Disposals	2004 £m Purchases	2004 £m Disposals
Net assets acquired/(disposed of):				
Tangible fixed assets	-	(57)	28	(1)
Investments	3	-	7	(47)
Stocks	-	(3)	4	(1)
Debtors	8	(8)	25	(1)
Cash	2	-	21	-
Loans	-	-	(7)	-
Leases	-	-	(3)	-
Creditors	(10)	10	(56)	1
Provisions	(3)	-	(5)	-
Tax	-	(2)	6	-
Minority interests	(6)	-	6	-
	(6)	(60)	26	(49)
Loss on disposal	-	1	-	2
Goodwill acquired/(disposed of)	115	(31)	162	(17)
	109	(90)	188	(64)
Satisfied by:				
Cash consideration payable/(receivable)	105	(75)	169	(64)
Investment in associated undertaking	-	(15)	-	-
Deferred consideration payable	4	-	19	-
	109	(90)	188	(64)

IV Analysis of net flow of cash in respect of the purchase and disposal of subsidiary companies and investments in associated undertakings:

	2005 £m Purchases	2005 £m Disposals	2004 £m Purchases	2004 £m Disposals
Cash consideration paid/(received net of liabilities settled)	105	(75)	169	(64)
Cash acquired	(2)	-	(21)	-
	103	(75)	148	(64)
Deferred consideration and costs relating to previous acquisitions	21	-	19	-
	124	(75)	167	(64)

The cash effect of the disposals consists of £48 million net cash consideration on the disposal of 75% of Au Bon Pain in North America, £30 million net cash consideration on the disposal of the Gatwick Meridien hotel in the UK and £3 million of costs relating to previous disposals.

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 30 September 2005

1. Turnover and operating profit

	Continuing operations £m	Acquisitions £m	2005 £m	2004 £m
Turnover				
Foodservice:				
Geographical analysis:				
- North America	3,885	52	3,937	3,531
- United Kingdom	3,292	-	3,292	3,092
- Continental Europe and Rest of the World	5,459	16	5,475	5,149
	12,636	68	12,704	11,772
Total operating profit: Group and share of associated undertakings				
Before goodwill amortisation and exceptional items				
Foodservice:				
- The Company and its subsidiary undertakings				
Continuing	708	1	709	771
- Associated undertakings				
Continuing	2	-	2	2
Discontinued	-	-	-	2
	710	1	711	775
Geographical analysis:				
- North America				
The Company and its subsidiary undertakings	206	1	207	190
- United Kingdom				
The Company and its subsidiary undertakings	205	-	205	294
Associated undertakings	1	-	1	1
- Continental Europe and Rest of the World				
The Company and its subsidiary undertakings	297	-	297	287
Associated undertakings				
Continuing	1	-	1	1
Discontinued	-	-	-	2
	710	1	711	775
Amortisation of goodwill – continuing operations				
- North America	(49)	-	(49)	(48)
- United Kingdom	(157)	-	(157)	(156)
- Continental Europe and Rest of the World	(63)	-	(63)	(71)
	(269)	-	(269)	(275)
Exceptional items – continuing operations				
- Continental Europe and Rest of the World	(140)	-	(140)	-
Total goodwill amortisation and exceptional items	(409)	-	(409)	(275)
Total operating profit: Group and share of associated undertakings	301	1	302	500

Total operating profit after goodwill amortisation for the year ended 30 September 2005 relates to foodservice analysed as North America £158 million, UK £49 million and Continental Europe and Rest of the World £95 million (2004: £142 million, £139 million and £219 million respectively).

Certain minor reclassifications have been made to the previously reported geographical analysis of operations to align with the Group's current management structures.

NOTES TO THE FINANCIAL STATEMENTS (continued)
For the year ended 30 September 2005

2. Exceptional items

	2005 £m	2004 £m
Charged within operating profit:		
Exceptional operating items – continuing operations		
Middle East military catering operations	45	-
Impairment of goodwill – Italy	95	-
	140	-
Charged after operating profit:		
Exceptional loss – disposal of businesses	1	-

The Group is reducing the scale of its military catering operations in the Middle East. Related asset write-downs and provisions have resulted in an exceptional charge of £45 million. In addition, the goodwill arising on the acquisition of Onama in Italy was impaired following a review of the profitability of the underlying business.

The Group also disposed of 75% of Au Bon Pain in North America and the Gatwick Meridien hotel in the UK and paid further costs relating to previous disposals resulting in a net loss of £1m.

3. Interest payable and similar charges

	2005 £m	2004 £m
Bank loans and overdrafts	23	34
Other loans	109	99
Finance lease interest	2	2
	134	135

4. Tax on profit on ordinary activities

	2005 **£m**	2004 £m
UK corporation tax at 30% (2004: 30%)	**51**	49
Overseas tax	**109**	105
UK tax on share of profits of associated undertakings	**1**	1
Overseas tax on share of profits of associated undertakings	**1**	2
Current tax charge on profit before goodwill amortisation and exceptional items	**162**	157
UK deferred tax	**8**	18
Impact of discounting UK deferred tax	**(1)**	(1)
Overseas deferred tax	**27**	17
Impact of discounting overseas deferred tax	**(12)**	(12)
	184	179
Adjustments in respect of prior years:		
UK corporation tax	**(8)**	10
Overseas tax	**(51)**	(32)
UK deferred tax	**4**	(2)
Overseas deferred tax	**5**	(3)
	(50)	(27)
Total tax charge before exceptional items	**134**	152
Exceptional items:		
UK corporation tax	**(2)**	-
UK deferred tax	**5**	-
Impact of discounting UK deferred tax	**(2)**	-
Overseas tax	**3**	-
Overseas deferred tax	**(4)**	-
Total exceptional tax	**-**	-
Tax on profit on ordinary activities after exceptional items	**134**	152

NOTES TO THE FINANCIAL STATEMENTS (continued)
For the year ended 30 September 2005

4. Tax on profit on ordinary activities (continued)

The main factors affecting the future tax charge are addressed in the section headed Taxation on page 11.

	2005 %	2004 %
Reconciliation of the UK statutory tax rate to the effective current tax rate		
Tax charge on profit on ordinary activities before goodwill amortisation and exceptional items at the UK statutory rate of 30%	**30**	30
Increase/(decrease) resulting from:		
Permanent items	**2**	1
Amortisation of tax deductible goodwill	**(2)**	(2)
Overseas taxes at higher rates	**3**	2
Losses bought forward	**(2)**	(5)
Capital allowances for the period in excess of depreciation charged	**-**	(1)
Tax credits	**(1)**	-
Other timing differences	**(2)**	(1)
Current tax rate on profit before goodwill amortisation and exceptional items	**28**	24
Non-deductible goodwill amortisation and exceptional items	**67**	18
Current tax rate on profit before taxation	**95**	42

5. Dividends

	Per share	2005 £m	Per share	2004 £m
Dividends on ordinary shares of 10p each:				
Interim	**3.3p**	**71**	3.1p	66
Proposed final	**6.5p**	**140**	6.2p	134
	9.8p	**211**	9.3p	200

NOTES TO THE FINANCIAL STATEMENTS (continued)
For the year ended 30 September 2005

6. Earnings per share

	Attributable profit 2005 £m	Average number of shares 2005 Millions	Earnings per share 2005 Pence	Attributable profit 2004 £m	Average number of shares 2004 Millions	Earnings per share 2004 Pence
Basic earnings per share	1	2,156	0.0	180	2,158	8.3
Effect of dilutive share options	-	2	0.0	-	7	0.0
Diluted earnings per share	1	2,158	0.0	180	2,165	8.3
Reconciliation of earnings per share to exclude goodwill amortisation and exceptional items						
Basic earnings per share	1	2,156	0.0	180	2,158	8.3
Effect of goodwill amortisation (net of tax)	269	-	12.6	275	-	12.8
Effect of goodwill impairment (net of tax)	95	-	4.4	-	-	-
Effect of exceptional items (net of tax)	46	-	2.1	-	-	-
Basic earnings per share excluding goodwill amortisation and exceptional items	411	2,156	19.1	455	2,158	21.1
Diluted earnings per share	1	2,158	0.0	180	2,165	8.3
Effect of goodwill amortisation (net of tax)	269	-	12.5	275	-	12.7
Effect of goodwill impairment (net of tax)	95	-	4.4	-	-	-
Effect of exceptional items (net of tax)	46	-	2.1	-	-	-
Diluted earnings per share excluding goodwill amortisation and exceptional items	411	2,158	19.0	455	2,165	21.0

Earnings per share excluding goodwill amortisation and exceptional items has been shown to disclose the impact of these on underlying earnings.

7. Intangible fixed assets

Goodwill	**£m**
Cost	
At 1 October 2004	**5,244**
Additions arising from acquisitions	**115**
Disposal	**(43)**
Currency adjustment	**35**
At 30 September 2005	**5,351**
Amortisation	
At 1 October 2004	**1,021**
Charge for the year	**269**
Impairment	**95**
Disposal	**(12)**
Currency adjustment	**9**
At 30 September 2005	**1,382**
Net book amount	
At 30 September 2005	**3,969**
At 30 September 2004	4,223

Additions to goodwill arising from acquisitions relates to the acquisitions shown in note 15. Goodwill on acquisitions is being amortised over periods of up to 20 years which are considered to be the estimated useful lives.

NOTES TO THE FINANCIAL STATEMENTS (continued)
For the year ended 30 September 2005

8. Tangible fixed assets

	Freehold land and buildings £m	Long leasehold property £m	Short leasehold property £m	Plant and machinery £m	Fixtures and fittings £m	Total £m
Cost						
At 1 October 2004	493	61	391	1,447	770	3,162
Currency adjustment	-	-	5	18	8	31
Additions	14	1	21	203	112	351
Disposals	(9)	(3)	(7)	(154)	(46)	(219)
Business disposals	-	-	(25)	(53)	(6)	(84)
Transfer between categories	-	1	5	(18)	12	-
At 30 September 2005	498	60	390	1,443	850	3,241
Depreciation						
At 1 October 2004	95	7	69	796	390	1,357
Currency adjustment	-	-	2	10	4	16
Charge for the year	11	2	14	177	89	293
Exceptional	-	-	-	5	-	5
Disposals	-	-	(1)	(133)	(46)	(180)
Business disposals	-	-	(3)	(21)	(3)	(27)
Transfer between categories	-	1	5	(6)	-	-
At 30 September 2005	106	10	86	828	434	1,464
Net book amount						
At 30 September 2005	392	50	304	615	416	1,777
At 30 September 2004	398	54	322	651	380	1,805

The net book amount of the Group's tangible fixed assets includes, in respect of assets held under finance leases, freehold buildings and long and short leasehold property £9 million (2004: £9 million), plant and machinery £37 million (2004: £34 million) and fixtures and fittings £3 million (2004: £3 million).

9. Investments held as fixed assets

	Investment in associated undertakings £m
Cost	
At 1 October 2004	30
Additions	4
Investment in associated undertaking retained on disposal of subsidiary	15
Share of retained profits less losses	-
Dividends received	(4)
Currency and other adjustments	6
At 30 September 2005	51

Investment in associated undertakings includes £15 million being the remaining 25% of the Group's share of Au Bon Pain which is incorporated in the USA and is unlisted.

NOTES TO THE FINANCIAL STATEMENTS (continued)
For the year ended 30 September 2005

10. Debtors

	2005 £m	2004 £m
Amounts falling due within one year		
Trade debtors	**1,318**	1,186
Amounts owed by associated undertakings	**2**	1
Overseas tax recoverable	**9**	12
Other debtors	**141**	153
Prepayments and accrued income	**222**	216
	1,692	1,568
Amounts falling due after more than one year		
Other debtors	**199**	189
Overseas tax recoverable	**-**	3
Deferred tax	**77**	95
	276	287

The closing total deferred tax balance is analysed as follows:

	2005 £m	2004 £m
Deferred tax analysis		
Deferred tax assets:		
UK capital allowances in excess of depreciation	**(10)**	(10)
UK short-term timing differences	**73**	72
UK other timing differences	**(7)**	-
Overseas tax deductible intangible assets	**(80)**	(80)
Overseas tax depreciation in excess of book depreciation	**(18)**	(17)
Overseas short-term timing differences	**46**	60
Discount on UK and overseas timing differences	**73**	70
	77	95
Deferred tax liabilities:		
Overseas tax depreciation in excess of book depreciation	**(17)**	-
Net deferred tax	**60**	95

The movements on total deferred tax are as follows:	£m
At 1 October 2004	**95**
Arising from acquisitions	**(1)**
Arising from disposals	**(3)**
Charged to profit and loss account	**(30)**
Credited to profit and loss reserve	**3**
Other movements	**(4)**
At 30 September 2005	**60**

Deferred tax assets of £80 million (2004: £73 million) have not been recognised as the timing of recovery is uncertain.

NOTES TO THE FINANCIAL STATEMENTS (continued)
For the year ended 30 September 2005

11. Creditors – amounts falling due within one year

	2005 £m	2004 £m
Loan notes	82	19
Bank loans	19	66
Bank overdrafts	33	14
Obligations under finance leases	15	16
Trade creditors	1,035	926
Amounts owed to associated undertakings	2	2
Corporation tax	232	211
Overseas tax	101	142
Other tax and social security costs	220	203
Other creditors	258	264
Deferred consideration	13	14
Accruals and deferred income	850	861
Proposed dividend	140	134
	3,000	2,872

12. Creditors – amounts falling due after more than one year

	2005 £m	2004 £m
Bonds	1,339	1,348
Loan notes	487	550
Bank loans	623	588
Obligations under finance leases	36	38
Other creditors	40	44
Deferred consideration	15	27
Accruals and deferred income	51	70
	2,591	2,665

All amounts due under bonds, loan notes and bank facilities are shown net of unamortised issue costs.

Bonds are unsecured and consist of the following:
- Euro Eurobond with nominal value €750 million redeemable in 2009 and bearing interest at 6.0% per annum.
- Sterling Eurobond with nominal value £200 million redeemable in 2010 and bearing interest at 7.125% per annum.
- Sterling Eurobond with nominal value £325 million redeemable in 2012 and bearing interest at 6.375% per annum.
- Sterling Eurobond with nominal value £250 million redeemable in 2014 and bearing interest at 7.0% per annum.

The bond redeemable in 2014 is recorded at its fair value to the Group on acquisition in 2000.

The Group has fixed term, fixed interest private placements totalling US$991 million (£560 million) at interest rates between 5.11% and 7.955%. US$618 million (£349 million) is repayable in five to ten years.

Maturity of financial liabilities and other creditors falling due after more than one year as at 30 September 2005 is as follows:

NOTES TO THE FINANCIAL STATEMENTS (continued)
For the year ended 30 September 2005

12. Creditors – amounts falling due after more than one year (continued)

				2005				2004
	Bonds and loan notes £m	**Loans and overdrafts £m**	**Other £m**	**Total £m**	Bonds and loan notes £m	Loans and overdrafts £m	Other £m	Total £m
In more than one year but not more than two years	**30**	**29**	**98**	**157**	75	5	79	159
In more than two years but not more than five years	**818**	**589**	**35**	**1,442**	627	574	82	1,283
In more than five years	**978**	**5**	**9**	**992**	1,196	9	18	1,223
	1,826	**623**	**142**	**2,591**	1,898	588	179	2,665
In one year or less, or on demand	**82**	**52**	**28**	**162**	19	80	30	129
	1,908	**675**	**170**	**2,753**	1,917	668	209	2,794

	2005 £m	2004 £m
Bank loans:		
Repayable by instalments in more than five years	**5**	9
Repayable by instalments within five years	**24**	23
Less: amounts falling due within one year	**(5)**	(5)
Amounts repayable by instalments falling due after more than one year	**24**	27
Repayable otherwise than by instalments within five years	**613**	622
Less: amounts falling due within one year	**(14)**	(61)
Amounts repayable otherwise than by instalments falling due after more than one year	**599**	561

13. Provisions for liabilities and charges

	Pensions and other post employment benefits £m	Insurance £m	Onerous contracts £m	Legal and other claims £m	Environmental £m	Deferred tax £m	Total £m
At 1 October 2004	253	38	31	52	11	-	385
Arising from acquisitions	2	-	-	1	-	-	3
Expenditure in the year	(26)	(5)	(6)	(3)	-	-	(40)
Charged to profit and loss account	19	6	-	4	-	-	29
Credited to profit and loss account	(1)	-	(2)	(1)	-	(1)	(5)
Reclassified	4	(1)	-	1	-	18	22
Currency adjustment	2	-	1	1	-	-	4
At 30 September 2005	253	38	24	55	11	17	398

Pensions and other post-employment benefits and insurance relate to the costs of self-funded pension schemes or statutory retirement benefits and self-funded insurance schemes respectively and are essentially long-term in nature. Onerous contracts represent the liabilities in respect of short and long term leases on non-utilised properties and other contracts lasting under five years. Legal and other claims relate principally to provisions for the cost of litigation and other claims. The timing of the settlement of these claims is uncertain. Environmental provisions are in respect of liabilities relating to the Group's responsibility for maintaining its operating sites in accordance with statutory requirements and the Group's aim to have a low impact on the environment.

14. Reserves

				Consolidated profit and loss reserve		
	Share premium account £m	Capital redemption reserve £m	Merger reserve £m	Before goodwill written off £m	Goodwill written off £m	Total £m
At 1 October 2004	93	9	4,170	127	(2,132)	(2,005)
Currency translation differences	-	-	-	24	(15)	9
Tax on currency translation differences	-	-	-	2	-	2
Premium on ordinary shares issued, net of expenses	1	-	-	-	-	-
Amount transferred from reserves	-	-	-	(210)	-	(210)
At 30 September 2005	94	9	4,170	(57)	(2,147)	(2,204)

Currency translation differences are net of £26 million of exchange losses on loans which have been offset in reserves against gains of £35 million on retranslation of overseas net assets.

Goodwill written off represents the excess of the consideration for the operations acquired prior to 1 October 1998 over the fair value of the net assets acquired. The goodwill has been written off to profit and loss reserve on consolidation.

NOTES TO THE FINANCIAL STATEMENTS (continued)
For the year ended 30 September 2005

15. Acquisitions

Businesses acquired during the year are shown below.

Adjustments have been made to reflect the provisional fair value of assets and liabilities acquired as follows:

	Consideration and costs	Net assets acquired	Fair value adjustments	Accounting policy realignment	Fair value of assets acquired	Goodwill
	£m	£m	£m	£m	£m	£m
Further purchase of 30% of Onama	42	(15)	-	-	(15)	57
HDS	20	(2)	(1)	-	(3)	23
Others	43	14	(1)	(3)	10	33
Total acquisitions in the year	105	(3)	(2)	(3)	(8)	113
Adjustments to prior periods:						
Deferred consideration payable	4	-	-	-	-	4
Adjustments to net assets acquired	-	-	2	-	2	(2)
	4	-	2	-	2	2
	109	(3)	-	(3)	(6)	115

	Net assets acquired	Fair value adjustments	Accounting policy realignment	Fair value to the Group
	£m	£m	£m	£m
Tangible fixed assets	1	(1)	-	-
Investments	4	(1)	-	3
Debtors	6	2	-	8
Cash	2	-	-	2
Creditors	(9)	(1)	-	(10)
Provisions	(1)	(2)	-	(3)
Tax	-	3	(3)	-
Minority interests	(6)	-	-	(6)
	(3)	-	(3)	(6)

All acquisitions were accounted for under the acquisition method of accounting.

Fair value adjustments principally relate to asset valuation adjustments, recognising pension commitments and other liabilities not previously recorded.

Adjustments made to the fair value of assets of businesses acquired in 2005 are provisional owing to the short period of ownership.

Adjustments to prior year acquisitions relate to the restatement of the values of assets and liabilities in the light of knowledge arising from a more extended period of ownership and additional consideration and costs, all in respect of acquisitions made during the year ended 30 September 2004.

There was no material difference between operating profits arising from acquisitions and cash flows contributed by those acquisitions.

16. Pensions

The assets and liabilities of the major schemes operated by the Group and the effect that adoption of FRS 17 would have had on the Group's profit and loss reserves are shown below:

30 September 2005	UK schemes Long term expected rate of return	UK schemes £m	US schemes Long term expected rate of return	US schemes £m	Other schemes Long term expected rate of return	Other schemes £m	Total schemes Long term expected rate of return	Total schemes £m
Equities	7.5%	496	8.3%	53	6.2%	44	7.5%	593
Bonds	4.5%	310	5.0%	17	3.4%	65	4.3%	392
Other assets	4.0%	18	3.9%	1	3.0%	48	3.3%	67
Market value		824		71		157		1,052
Liabilities		(1,179)		(166)		(239)		(1,584)
Deficit		(355)		(95)		(82)		(532)
Deferred tax asset		107		33		29		169
Net FRS 17 liability		(248)		(62)		(53)		(363)

	£m
Net FRS 17 liability	(363)
Reverse existing provisions/assets net of deferred tax	175
Reverse existing SSAP 24 prepayment for Group pension schemes	(34)
Net adjustment which would result from the adoption of FRS 17	(222)
Profit and loss reserve as reported	(2,204)
Profit and loss reserve on a FRS 17 basis	(2,426)

The FRS 17 deficit has increased during the year ended 30 September 2005 as set out below:

	£m
As at 1 October 2004	(426)
Current service costs	(37)
Contributions paid	73
Other financial costs	(15)
Actuarial losses	(124)
Exchange rate losses	(3)
As at 30 September 2005	(532)

NOTES TO THE FINANCIAL STATEMENTS (continued)
For the year ended 30 September 2005

17. Contingent Liabilities

On 21 October, the Group announced that it had instructed Freshfields to conduct an investigation into the relationships between ESS, IHC and the United Nations. Ernst & Young are assisting Freshfields in the investigation, reporting to the Chairman of the Compass Group PLC Audit Committee.

On 3 November, the Group announced that the investigation raised serious concerns as to whether, within ESS, there has been in connection with IHC and the UK, improper conduct and a failure to comply with the Group's statement of business principles (which apply to all staff, whatever their seniority). As a result, three employees have been dismissed.

The investigation is ongoing and, as yet, no final conclusions have been reached.

The Group will continue to co-operate voluntarily and fully as appropriate with the UN and US authorities, including the Office of the United States Attorney for the Southern District of New York.

UN contracts account for less than 0.5% of the Group's turnover and profits.

No provision has been made in these financial statements in respect of these matters and it is not currently possible to quantify any potential liability which may arise. The Directors currently have no reason to believe that any potential liability that may arise would be material to the financial position of the Group.

18. Exchange rates

Exchange rates for major currencies used during the period were:

	2005 Average Rate	2004 Average Rate	**2005 Closing Rate**	2004 Closing Rate
Australian Dollar	**2.42**	2.47	**2.32**	2.50
Canadian Dollar	**2.26**	2.37	**2.05**	2.29
Danish Krone	**10.83**	10.94	**10.95**	10.84
Euro	**1.46**	1.47	**1.47**	1.46
Japanese Yen	**198.34**	194.98	**200.51**	199.44
Norwegian Krone	**11.76**	12.32	**11.54**	12.18
Swedish Krona	**13.35**	13.43	**13.67**	13.17
Swiss Franc	**2.25**	2.28	**2.28**	2.26
US Dollar	**1.85**	1.79	**1.77**	1.81

II DISCLOSURE OF NOTIFIABLE EVENTS AND OTHER COMMUNICATIONS FILED WITH THE UNITED KINGDOM LISTING AUTHORITY

1. Notification from Compass Group PLC relating to major interests in its shares held by Aviva PLC (June 21, 2005).

2. Notification from Compass Group PLC relating to major interests in its shares held by Franklin Resources, Inc and its Affiliates (July 1, 2005).

3. Notification from Compass Group PLC relating to transactions of directors, persons discharging managerial responsibility or connected persons (July 14, 2005).

4. Notification from Compass Group PLC relating to transactions of directors, persons discharging managerial responsibility or connected persons (July 18, 2005).

5. Notification from Compass Group PLC - Board Update (July 21, 2005).

6. Notification from Compass Group PLC relating to transactions of directors, persons discharging managerial responsibility or connected persons (August 2, 2005).

7. Notification from Compass Group PLC – Notice of Date of Pre-close Trading Update & Preliminary Results (September 5, 2005).

8. Notification from Compass Group PLC relating to major interests in its shares held by Barclays PLC (September 6, 2005).

9. Notification from Compass Group PLC - Board Update (September 7, 2005).

10. Notification from Compass Group PLC - Board Update (September 15, 2005).

11. Notification from Compass Group PLC – New Director Declaration (September 19, 2005).

12. Notification from Compass Group PLC – Interest in Shares – Lloyds TSB Group plc (September 20, 2005).

13. Notification from Compass Group PLC - Board Update (September 28, 2005).

14. Notification from Compass Group PLC – Trading & Business Review Update, Sale of Travel Concessions (September 28, 2005).

15. Notification from Compass Group PLC relating to major interests in its shares held by Franklin Resources, Inc and its Affiliates (September 29, 2005).

16. Notification from Compass Group PLC - Fair Value of Pre 7 November 2002 Share Options (September 30, 2005).

17. Notification from Compass Group PLC – Holding in Company by the Trustee of the Compass Group Employee Trust No.2 (September 30, 2005).

18. Notification from Compass Group PLC – Announcement relating to Eurest Support Services (ESS) and contract procurement at the UN (October 10, 2005).

19. Notification from Compass Group PLC - Block-listing Six monthly review (October 18, 2005).

20. Notification from Compass Group PLC - Block-listing Six monthly review (October 18, 2005).

21. Notification from Compass Group PLC - Block-listing Six monthly review (October 18, 2005).

22. Notification from Compass Group PLC - Block-listing Six monthly review (October 18, 2005).

23. Notification from Compass Group PLC – Announcement relating to the relationships between ESS, IHC and the UN (October 21, 2005).

24. Notification from Compass Group PLC relating to major interests in its shares held by Brandes Investment Partners L.P. (October 21, 2005).

25. Notification from Compass Group PLC relating to major interests in its shares held by Barclays PLC (October 24, 2005).

26. Notification from Compass Group PLC relating to major interests in its shares held by The Capital Companies, Inc (October 25, 2005).

27. Notification from Compass Group PLC relating to major interests in its shares held by Franklin Resources, Inc and its Affiliates (October 27, 2005).

28. Notification from Compass Group PLC relating to major interests in its shares held by The Capital Companies, Inc (October 31, 2005).

29. Notification from Compass Group PLC – UN Investigation Update (November 3, 2005).

30. Notification from Compass Group PLC relating to transactions of directors, persons discharging managerial responsibility or connected persons (November 4, 2005).

31. Notification from Compass Group PLC relating to major interests in its shares held by Barclays PLC (November 4, 2005).

32. Notification from Compass Group PLC relating to major interests in its shares held by Brandes Investment Partners L.P. (November 17, 2005).

33. Notification from Compass Group PLC – preliminary results for the year ended September 30, 2005 (November 29, 2005).

34. Notification from Compass Group PLC relating to major interests in its shares held by Franklin Resources, Inc and its Affiliates (December 14, 2005).

35. Notification from Compass Group PLC relating to major interests in its shares held by Brandes Investment Partners L.P. (December 28, 2005).

36. Notification from Compass Group PLC relating to major interests in its shares held by The Capital Companies, Inc (December 28, 2005).

37. Notification from Compass Group PLC that copies of its Annual Report 2005, Annual Review 2005 and Notice of Annual General Meeting 2006 are available for inspection at the UK Listing Authority's Document Viewing Facility (January 9, 2006).

38. Notification from Compass Group PLC relating to its first Annual Information Update (January 9, 2006).

82-5161

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Company	Compass Group PLC
TIDM	CPG
Headline	Holding(s) in Company
Released	11:26 21-Jun-05
Number	8285N

RNS Number:8285N
Compass Group PLC
21 June 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

COMPASS GROUP PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

AVIVA PLC

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SEE LETTER BELOW

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE LETTER BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class (any treasury shares held by the company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class (any treasury shares held by the company should not be taken into account when calculating percentage)

N/A

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH

ON OR BEFORE 16 JUNE 2005

11) Date company informed

21 JUNE 2005

12) Total holding following this notification

65,615,778

13) Total percentage holding of issued class following this notification (any treasury shares held by the company should not be taken into account when calculating percentage)

3.04%

14) Any additional information

SEE LETTER BELOW

15) Name of contact and telephone number for queries

ANDREW V DERHAM
TEL: 01932 573159

16) Name and signature of authorised company official responsible for making this notification

Date of Notification 21 JUNE 2005

Letter to Compass Group plc
Dated 17 June 2005

COMPASS GROUP PLC (THE "COMPANY") - SEDOL 0533153

This notification supersedes our previous notification to you dated 23 November 2001 and is prompted by purchases totalling 1,452,056 on 16 June 2005.

This notification relates to issued ordinary shares of 10p each in the capital of the Company (the "shares") and is given in fulfilment of the obligations imposed by sections 198 to 202 of the Companies Act 1985 (the "Act").

1. Notification on behalf of Morley Fund Management Limited (a subsidiary of Aviva plc) (formerly CGNU plc)).

1.1 We hereby notify you on behalf of Morley Fund Management Limited that immediately after the time when the obligation to make this notification arose Morley Fund Management Limited were interested in 65,615,778 shares.

1.2 The identity of the registered holders of the shares to which this notification relates and the number of shares held by each of them are set out in the attached Appendix: Morley Fund Management Limited.

2. Notification on behalf of Aviva plc.

2.1 We hereby notify you on behalf of Aviva plc that immediately after the time when the obligation to make this notification arose Aviva plc were interested in 65,615,778 shares giving the Aviva group a total percentage interest in the shares of 3.04%.

2.2 The identity of the registered holders of the shares to which this

notification relates and the number of shares held by each of them are set out in the attached Appendix: Aviva plc.

We are only required to notify interests which are defined as material interests when the holding is equal to 3% or more of the Company's relevant share capital. The term material interests exclude certain categories where we do not hold a beneficial interest, for example where the shares are held in an Authorised Unit Trust Scheme or Open Ended Investment Company. Holdings in those categories are therefore not included in the holding notified under this letter.

Abby Condick
for and on behalf of
Aviva plc

The Company Secretary
Compass Group plc

17 June 2005

APPENDIX: MORLEY FUND MANAGEMENT LIMITED

REGISTERED HOLDERS	NUMBER OF SHARES HELD	
BNY Norwich Union Nominees Ltd	18,890,204	(Material)
BT Globenet Nominees Ltd	28,789	(Material)
Chase GA Group Nominees Ltd	29,963,110	(Material)
CUIM Nominee Ltd	14,874,388	(Material)
Chase Nominees Ltd	1,859,287	(Material)

TOTAL PERCENTAGE INTEREST OF MORLEY FUND MANAGEMENT LIMITED: 3.04%

ISSUED SHARE CAPITAL ON WHICH THIS NOTIFICATION IS BASED: 2,155,572,024

The Company Secretary
Compass Group plc

17 June 2005

APPENDIX: AVIVA PLC

REGISTERED HOLDERS	NUMBER OF SHARES HELD	
BNY Norwich Union Nominees Ltd	18,890,204	(Material)
BT Globenet Nominees Ltd	28,789	(Material)
Chase GA Group Nominees Ltd	29,963,110	(Material)
CUIM Nominee Ltd	14,874,388	(Material)
Chase Nominees Ltd	1,859,287	(Material)

TOTAL PERCENTAGE INTEREST OF AVIVA PLC: 3.04%

ISSUED SHARE CAPITAL ON WHICH THIS NOTIFICATION IS BASED: 2,155,572,024

The company news service from the London Stock Exchange

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Company	*Compass Group PLC*
TIDM	CPG
Headline	Holding(s) in Company
Released	12:27 01-Jul-05
Number	3499O

RNS Number:3499O
Compass Group PLC
01 July 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

COMPASS GROUP PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

FRANKLIN RESOURCES, INC AND ITS AFFILIATES

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SEE LETTER BELOW

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE LETTER BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class (any treasury shares held by the company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class (any treasury shares held by the company should not be taken into account when calculating percentage)

N/A

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH

10) Date of transaction

ON OR BEFORE 29 JUNE 2005

11) Date company informed

1 JULY 2005

12) Total holding following this notification

323,934,065

13) Total percentage holding of issued class following this notification (any treasury shares held by the company should not be taken into account when calculating percentage)

15.03%

14) Any additional information

SEE LETTER BELOW

15) Name of contact and telephone number for queries

ANDREW V DERHAM
TEL: 01932 573159

16) Name and signature of authorised company official responsible for making this notification

ANDREW V DERHAM
Date of Notification .... 1 JULY 2005

Letter to Compass Group PLC
Dated 30 June 2005

S.198 Companies Act - Disclosure of Share Interests

We are acting on behalf of Franklin Resources, Inc. and its affiliates, which includes Franklin Mutual Advisers, LLC and Templeton Worldwide, Inc. and its affiliates. Franklin Resources, Inc., a diversified financial services company, and its affiliates perform investment management, advisory and related services for clients on a global basis.

From: Lori A. Weber
Assistant Secretary
Franklin Templeton Investments

SCHEDULE

COMPASS GROUP PLC	Outstanding Shares	2,155,572,024
Registered Holder	No. of Shares	% of Class
Bank of New York, London	5,628,221	0.2611%
Bank of New York Europe, London	54,060	0.0025%
JP Morgan/Chase Nominees Ltd	230,406,595	10.6889%

Citibank Nominees Ltd.	4,549,724	0.2111%
Clydesdale Bank PLC	1,792,220	0.0831%
Euroclear Bank SA	101,260	0.0047%
HSBC	4,350,232	0.2018%
Mellon Bank NA	14,086,466	0.6535%
Merrill Lynch	3,877,730	0.1799%
Northern Trust Company	8,270,424	0.3837%
Royal Trust Corp of Canada, London	12,401,172	0.5753%
State Street Nominees Limited	38,415,961	1.7822%
TOTAL	323,934,065	15.0278%

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Compass Group PLC
TIDM	CPG
Headline	Director/PDMR Shareholding
Released	15:47 14-Jul-05
Number	8954O

RNS Number:8954O
Compass Group PLC
14 July 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS,
PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

COMPASS GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

RELATES TO (i)

3. Name of person discharging managerial responsibilities/director

PETER ROY HARRIS - A PERSON DISCHARGING MANAGERIAL RESPONSIBILITIES. NOT A DIRECTOR OF COMPASS GROUP PLC

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

PETER ROY HARRIS

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF TEN PENCE

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

PETER ROY HARRIS - 101,587 SHARES

8. State the nature of the transaction

SALE

9. Number of shares, debentures or financial instruments relating to shares acquired

N/A

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

101,587

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.0047%

13. Price per share or value of transaction

247 PENCE PER SHARE

14. Date and place of transaction

14 JULY 2005

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

NIL

16. Date issuer informed of transaction

14 JULY 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

RONALD MORLEY, TEL. 01932 573000

Name and signature of duly authorised officer of issuer responsible for making notification

RONALD MORLEY

Date of notification 14 JULY 2005

This information is provided by RNS
The company news service from the London Stock Exchange

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and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

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Company	Compass Group PLC
TIDM	CPG
Headline	Director/PDMR Shareholding
Released	15:41 18-Jul-05
Number	9989O

RNS Number:9989O
Compass Group PLC
18 July 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS,
PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

COMPASS GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

   (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

   (iii) both (i) and (ii)

RELATES TO (i)

3. Name of person discharging managerial responsibilities/director

CHRISTOPHER DAVID BUCKNALL - A PERSON DISCHARGING MANAGERIAL RESPONSIBILITIES, NOT A DIRECTOR OF COMPASS GROUP PLC.

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

8. State the nature of the transaction

9. Number of shares, debentures or financial instruments relating to shares acquired

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

14. Date and place of transaction

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

16. Date issuer informed of transaction

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

18 JULY 2005

18. Period during which or date on which it can be exercised

1 SEPTEMBER 2008 - 28 FEBRUARY 2009

19. Total amount paid (if any) for grant of the option

NIL

20. Description of shares or debentures involved (class and number)

GRANT OF SHARE APPRECIATION RIGHTS OVER 4,954 SHARES UNDER THE COMPASS GROUP PLC INTERNATIONAL SHARESAVE SCHEME

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

179.2 PENCE NET SHARE PRICE

22. Total number of shares or debentures over which options held following notification

OPTIONS HELD OVER A TOTAL OF 2,303,762 SHARES

23. Any additional information

24. Name of contact and telephone number for queries

RONALD MORLEY, TEL. 01932 573000

Name and signature of duly authorised officer of issuer responsible for making notification

RONALD MORLEY

Date of notification 18 JULY 2005

This information is provided by RNS
The company news service from the London Stock Exchange

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82-5161

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Company	Compass Group PLC
TIDM	CPG
Headline	Board Update
Released	12:00 21-Jul-05
Number	1463P

RNS Number:1463P
Compass Group PLC
21 July 2005

Compass Group PLC
Board Update

21 July 2005

Compass Group PLC today announces that after twenty years Clive Grundy, Group Human Resources Director will be leaving the company at the end of July. The position will not be replaced at board level. The HR function will now be managed directly by the divisional HR directors with a small central team reporting to the Group Chief Executive.

Sir Francis Mackay, Chairman of Compass Group and Michael J Bailey, Chief Executive, commented:

"We would like to thank Clive for his valuable contribution over the past twenty years, especially since 2002 when he joined the Board. We wish him well in the future."

Enquiries:

Brunswick

Simon Holberton / Pamela Small +44 (0) 20 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

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82-5161

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Company	Compass Group PLC
TIDM	CPG
Headline	Director/PDMR Shareholding
Released	14:30 02-Aug-05
Number	6251P

RNS Number:6251P
Compass Group PLC
02 August 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS,
PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

COMPASS GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of person discharging managerial responsibilities/director

GARY RICHARD GREEN - A PERSON
DISCHARGING MANAGERIAL RESPONSIBILITIES.
NOT A DIRECTOR OF COMPASS GROUP PLC

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

8. State the nature of the transaction

9. Number of shares, debentures or financial instruments relating to shares acquired

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

14. Date and place of transaction

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

16. Date issuer informed of transaction

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

ENROLLMENT PERIOD FROM 15 JUNE TO 31 JULY 2005

18. Period during which or date on which it can be exercised

1 SEPTEMBER 2008

19. Total amount paid (if any) for grant of the option

NIL

20. Description of shares or debentures involved (class and number)

GRANT OF SHARE APPRECIATION RIGHTS OVER
11,006 SHARES UNDER THE COMPASS GROUP
PLC 1999 STOCK BONUS PLAN FOR U.S. EMPLOYEES
(A SAVINGS RELATED PLAN)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

179.2 PENCE NET SHARE PRICE

22. Total number of shares or debentures over which options held following notification

OPTIONS HELD OVER A TOTAL OF 3,017,181 SHARES

23. Any additional information

24. Name of contact and telephone number for queries

RONALD MORLEY, TEL. 01932 573000

Name and signature of duly authorised officer of issuer responsible for making notification

RONALD MORLEY

Date of notification 2 AUGUST 2005

This information is provided by RNS
The company news service from the London Stock Exchange

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82-5161

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Company	Compass Group PLC
TIDM	CPG
Headline	Notice of Trading Statement
Released	11:00 05-Sep-05
Number	8196Q

RNS Number:8196Q
Compass Group PLC
05 September 2005

Compass Group PLC
Notice of Date of Pre-Close Trading Update & Preliminary Results

5 September 2005

Compass Group PLC will provide its customary pre-close trading update at 7:00 a.m. on Wednesday, 28 September 2005, followed by a conference call for investors and analysts at 9:30 a.m.

To participate in the pre-close trading update conference call, please dial: +44 (0) 20 7365 1854. There will be a replay recording available for seven days. To listen to the replay, please dial +44 (0) 20 7784 1024 or +1 718 354 1112. The passcode for both replay numbers is 8449438#.

Preliminary results for the full-year ending 30 September 2005 are provisionally scheduled for release on 29 November 2005.

Ends

Enquiries:

Compass Group PLC +44 (0) 1932 573 000
Sarah Ellis
Director Corporate Strategy & Investor Relations

Brunswick +44 (0) 20 7404 5959
Simon Sporborg / Pamela Small

Notes

Compass Group PLC is the world's leading foodservice company providing food, vending and related services to clients and customers in the workplace, at school and colleges, hospitals, on the move, at leisure and in defence, offshore and remote locations. Compass Group has annual revenues of £12 billion and employs 400,000 people in over 90 countries.

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Company	Compass Group PLC
TIDM	CPG
Headline	Holding(s) in Company
Released	14:32 06-Sep-05
Number	8977Q

RNS Number:8977Q
Compass Group PLC
06 September 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

COMPASS GROUP PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

BARCLAYS PLC

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SEE LETTER BELOW

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE LETTER BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class
N/A

7) Number of shares/amount of stock disposed
N/A

8) Percentage of issued Class
N/A

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH

10) Date of transaction

ON OR BEFORE 31 AUGUST 2005

11) Date company informed

6 SEPTEMBER 2005

12) Total holding following this notification

67,259,615

13) Total percentage holding of issued class following this notification

3.12%

14) Any additional information

SEE LETTER BELOW

15) Name of contact and telephone number for queries

ANDREW V DERHAM
TEL: 01932 573159

16) Name and signature of authorised company official responsible for making this notification

Date of Notification ...6 SEPTEMBER 2005....

Letter to Compass Group PLC

Companies Act 1985 ("The Act") - Part VI

I hereby inform you that as at 31 August 2005 Barclays PLC, through the legal entities listed on the attached schedule, has a notifiable interest in the capital of your Company of 3.12%.

Details of this interest, together with a breakdown between registered holders (as required by Section 202(3) of the Act), are enclosed.

The issued capital of 2,155,661,135 is the latest figure available to us.

From Barclays

LEGAL ENTITY REPORT

COMPASS GROUP SEDOL : 0533153

As at 31 August 2005 Barclays PLC, through the legal entities listed below, had a notifiable interest in 67,259,615 ORD GBP0.10 representing 3.12 % of the issued share capital of 2,155,661,135 units

Legal Entity	Holding	Percentage Held
Barclays Global Investors Japan Ltd	214,298	.0099
Barclays Private Bank and Trust Ltd	4,153	.0002
Barclays Global Investors Japan Trust & Banking	2,537,133	.1177
Barclays Global Fund Advisors	5,207,461	.2416
Barclays Capital Securities Ltd	712,279	.0330
Barclays Bank Trust Company Ltd	107,297	.0050
Barclays Global Investors, N.A.	23,503,454	1.0904
Barclays Private Bank Ltd	1,115	.0001
Gerrard Ltd	8,012,638	.3717
Barclays Global Investors Canada Ltd	64,373	.0030

Barclays Global Investors Australia Ltd	877,471	.0407
Barclays Life Assurance Co Ltd	3,005,581	.1394
Barclays Global Investors Ltd	23,012,362	1.0676
Group Holding	67,259,615	3.1203

REGISTERED HOLDERS REPORT

COMPASS GROUP SEDOL: 0533153

As at 31 August 2005 Barclays PLC, through the registered holders listed below, had a notifiable interest in 67,259,615 ORD GBP0.10 representing 3.12 % of the issued share capital of 2,155,661,135 units

Registered Holder	Account Designation	Holding
BARCLAYS CAPITAL NOMINEES LIMI		712,279
Barclays Global Investors Canada		64,373
Barclays Trust Co & Others		28,618
BARCLAYS TRUST CO AS EXEC/ADM		265
Barclays Trust Co DMC69		28,000
Barclays Trust Co E99		1,305
Barclays Trust Co R69		49,109
BNP PARIBAS		131,736
CHASE NOMINEES LTD	16376	1,171,053
CHASE NOMINEES LTD	28270	811,742
CIBC MELLON GLOBAL SECURITIES		70,555
Gerrard Nominees Limited	ER1	64,131
Greig Middleton Nominees Limit	GM1	839,592
Greig Middleton Nominees Ltd	GM3	391,762
INVESTORS BANK AND TRUST CO.		115,618
INVESTORS BANK AND TRUST CO.		10,972,468
INVESTORS BANK AND TRUST CO.		20,238
INVESTORS BANK AND TRUST CO.		22,687
INVESTORS BANK AND TRUST CO.		4,285,186
INVESTORS BANK AND TRUST CO.		878,120
INVESTORS BANK AND TRUST CO.		48,193
INVESTORS BANK AND TRUST CO.		401,884
INVESTORS BANK AND TRUST CO.		2,480,313
INVESTORS BANK AND TRUST CO.		93,626
INVESTORS BANK AND TRUST CO.		639,692
INVESTORS BANK AND TRUST CO.		23,096

REGISTERED HOLDERS REPORT

COMPASS GROUP SEDOL: 0533153

As at 31 August 2005 Barclays PLC, through the registered holders listed below, had a notifiable interest in 67,259,615 ORD GBP0.10 representing 3.12 % of the issued share capital of 2,155,661,135 units

Registered Holder	Account Designation	Holding
INVESTORS BANK AND TRUST CO.		427,305
INVESTORS BANK AND TRUST CO.		387,143
INVESTORS BANK AND TRUST CO.		1,316,947
INVESTORS BANK AND TRUST CO.		3,415,992
INVESTORS BANK AND TRUST CO.		60,741

INVESTORS BANK AND TRUST CO.		32,345
JP MORGAN (BGI CUSTODY)	16331	629,675
JP MORGAN (BGI CUSTODY)	16338	127,446
JP MORGAN (BGI CUSTODY)	16341	1,137,719
JP MORGAN (BGI CUSTODY)	16342	263,091
JP MORGAN (BGI CUSTODY)	16400	21,764.558
JP MORGAN (BGI CUSTODY)	17011	35,908
JP MORGAN (BGI CUSTODY)	18408	76,751
JP MORGAN CHASE BANK		66,313
JP MORGAN CHASE BANK		375,172
JP MORGAN CHASE BANK		502,299
JPMorgan Chase Bank		22,079
JPMorgan Chase Bank		85,287
JPMorgan Chase Bank		60,042
JPMorgan Chase Bank		17,444
JPMorgan Chase Bank		395,029
JPMorgan Chase Bank		1,136,341
JPMorgan Chase Bank		138,691
JPMorgan Chase Bank		20,792
JPMorgan Chase Bank		6,110
JPMorgan Chase Bank		303,696

REGISTERED HOLDERS REPORT

COMPASS GROUP SEDOL: 0533153

As at 31 August 2005 Barclays PLC, through the registered holders listed below, had a notifiable interest in 67,259,615 ORD GBP0.10 representing 3.12 % of the issued share capital of 2,155,661,135 units

Registered Holder	Account Designation	Holding
JPMorgan Chase Bank		288,295
JPMorgan Chase Bank		228,920
Mellon		47,175
Mellon Trust - US CUSTODIAN/		294,948
Mellon Trust - US CUSTODIAN/		173,732
MELLON TRUST OF NEW ENGLAND		201,844
Mitsubishi Trust International		14,228
NORTHERN TRUST BANK - BGI SEPA		62,315
NORTHERN TRUST BANK - BGI SEPA		225,297
NORTHERN TRUST BANK - BGI SEPA		266,501
R C Greig Nominees Limited	RCI	4,011,336
R C Greig Nominees Limited a/c	AKI	1,453,543
R C Greig Nominees Limited a/c	BLI	564,562
R C Greig Nominees Limited a/c	CMI	142,235
R C Greig Nominees Limited GPI	GPI	375,851
R C Greig Nominees Limited SAI	SAI	169,626
Reflex Nominees Limited		2,615
Reflex Nominees Limited		1,538
State Street		34,477
STATE STREET BOSTON		166,991
STATE STREET BOSTON		1,300,616
STATE STREET TRUST OF CANADA		81,298
ZEBAN NOMINEES LIMITED		1,115
	Total	67,259,615

This information is provided by RNS
The company news service from the London Stock Exchange

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82-5161

Regulatory Announcement

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Company	Compass Group PLC
TIDM	CPG
Headline	Board Update
Released	12:59 07-Sep-05
Number	9299Q

RNS Number:9299Q
Compass Group PLC
07 September 2005

Compass Group PLC
Board Update

7 September 2005

Compass Group PLC today announces that Alain Dupuis is to take on a new role as Chief Executive of our emerging markets business (China, India, SE Asia, Russia and Turkey). Alain has, therefore, decided to stand down as a Director of the Company, with effect from 1st October, in order to focus on this strategically important new role.

Sir Francis Mackay, Chairman of Compass Group, commented:

"I would like to thank Alain for the significant contribution he has already made to the company as a Director and I am delighted that he will continue with the Group to develop our business in emerging markets".

Enquiries:

Compass Group
Paul Kelly +44 (0) 1932 573000

Brunswick
Simon Sporborg / Pamela Small +44 (0) 20 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Compass Group PLC
TIDM	CPG
Headline	Board Update
Released	07:00 15-Sep-05
Number	2919R

RNS Number:2919R
Compass Group PLC
15 September 2005

Compass Group PLC
Board Update

15 September 2005

Compass Group PLC today announces that Sir Roy Gardner, Chief Executive of Centrica PLC, has been appointed a Non-Executive Director of the company with effect from 1 October 2005 when he will also take on the role of Senior Independent Director. He will become Non-Executive Chairman of the company during 2006.

Sir Francis Mackay, Chairman of Compass Group, said:

"I am delighted that Roy has agreed to join the Board. Roy's experience will be a tremendous asset to the Group in the years ahead."

On behalf of the Nominations Committee, Peter Cawdron, Deputy Chairman of Compass Group, commented:

"Roy will bring great energy and drive to the group. He has created enormous value for shareholders at Centrica and brings with him a wealth of knowledge and experience, and his leadership will be a tremendous asset for the Group."

Enquiries:

Compass Group PLC

Investors/Analysts:	Sarah Ellis	+44 (0) 1932 573000
Media:	Paul Kelly	+44 (0) 1932 573000

Brunswick Group

Simon Sporborg/Pamela Small +44 (0) 207 404 5959

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82-5161

Regulatory Announcement

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Company	Compass Group PLC
TIDM	CPG
Headline	Director Declaration
Released	10:00 19-Sep-05
Number	4036R

RNS Number:4036R
Compass Group PLC
19 September 2005

NEW DIRECTOR DECLARATION

Following the announcement on 15 September 2005 of the appointment of Sir Roy Gardner as a Non-Executive Director, Compass Group PLC confirms that, other than his former Chairmanship of Manchester United plc, there are no details to report under LR 9.6.13R (1) to (6) of the UK Listing Authority Listing Rules in respect of Sir Roy Gardner.

Enquiries:

Compass Group PLC

Investors/Analysts:	Sarah Ellis	+44 (0) 1932 573000
Media:	Paul Kelly	+44 (0) 1932 573000

Brunswick Group

Simon Sporborg/Pamela Small +44 (0) 20 7404 5959

END

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The company news service from the London Stock Exchange

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82-5161

Regulatory Announcement

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Company	Compass Group PLC
TIDM	CPG
Headline	Holding(s) in Company
Released	10:04 20-Sep-05
Number	4841R

RNS Number:4841R
Compass Group PLC
20 September 2005

LETTER TO: RNS

Interest in Shares

Compass Group PLC ("the Company") advises that it has today received from Lloyds TSB Group Plc ("Lloyds") notification that as at 19 September 2005 Lloyds no longer had a notifiable interest in the Company's Shares.

Andrew V Derham
Deputy Company Secretary

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Compass Group PLC
TIDM	CPG
Headline	Board Update
Released	07:00 28-Sep-05
Number	8523R

RNS Number:8523R
Compass Group PLC
28 September 2005

Compass Group PLC
Board Update

28 September 2005

Compass Group PLC announces today that Michael J Bailey has informed the Board of his intention to step down as its Chief Executive Officer, after 40 years service in the Catering Industry. He will continue in his current position at least until Sir Roy Gardner takes on the role of the new Chairman of Compass Group, some time during 2006.

Michael J Bailey said "In my time at Compass, we have built a truly international business with scale and market leadership. Whilst in the short term the Company has been through a challenging period, particularly in the UK, I am satisfied that we have taken the necessary action and that a platform has been established from where the Company can move forward again. I remain fully committed to implementing our plan through this period of turnaround."

Sir Francis Mackay, Chairman of Compass, said "On behalf of the Compass Group Board of Directors, I would like to thank Mike for his huge contribution over the last 12 years. The particular success of our US business, which was established by Mike, is a testament to his enthusiasm, energy and entrepreneurial skill."

Sir Roy Gardner commented "We are fortunate that Mike will stay on at Compass at least until I have taken on the role of Chairman next year. Following that, Mike and I are both committed to ensuring a smooth period of transition."

Enquiries:

Compass Group PLC

Investors/Analysts:	Sarah Ellis	+44 (0) 1932 573000
Media:	Paul Kelly	+44 (0) 1932 573000

Brunswick Group

Simon Sporborg/Pamela Small	+44 (0) 207 404 5959

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Company	Compass Group PLC
TIDM	CPG
Headline	Trading Update
Released	07:00 28-Sep-05
Number	8522R

RNS Number:8522R
Compass Group PLC
28 September 2005

Trading & Business Review Update, Sale of Travel Concessions

28 September 2005

Prior to the close period and ahead of the announcement of its preliminary results for the year to 30 September 2005 on 29 November 2005, the Group today issues the following trading update. Following the business review initiated earlier this year, the Group also announces the intention to sell its UK and Continental European travel concessions operations ("SSP").

HIGHLIGHTS

- Trading:
  - On track for around £350 million free cash flow (at 2004 exchange rates)
  - Turnover growth (on a like-for-like basis) and operating profit (before goodwill and exceptional items) expected to be around 6% and £710 million respectively
  - Earnings Per Share (before goodwill and exceptional items) expected to be around 19.0 pence
  - Strong trading in North America and Rest of the World regions
  - Continental Europe in line with expectations
  - Actions in place to improve performance in the UK
- Key decisions arising from the business review:
  - Focus on core contract catering operations and continue to build on growth in the support services business
  - Sell the UK and Continental European travel concessions operations
  - Simplified management structure (8 divisions to 4)
  - New UK management team
  - Accelerated overhead savings, on track for £50 million in 2006

TRADING

Group

Trading across the Group in the second half has continued the trends seen in the first half and has been strong in North America and the Rest of the World regions, particularly Australasia and Japan. Continental Europe has traded in line with expectations. In the UK trading has remained subdued and management has in place actions to improve performance.

Full year operating profit (before goodwill and exceptional items) is expected to be approximately £710 million.

UK

In the contract business, like-for-like turnover growth is expected to be around 5% and the operating profit margin is expected to be around 6%. As indicated in

been to pass on all the labour and food cost increases incurred by the business. This is particularly the case in the Business & Industry sector. Margin has also been impacted by a number of strategic initiatives, including:

- Focus on winning and retaining contracts with a lower level of capital investment
- Programme of action to create a more robust and sustainable contract base
- Acceleration of the UK reorganisation by the new management team, with an £8 million cost in 2005 against operating profit

In concessions, like-for-like turnover growth is also expected to be around 5% and the operating profit margin is expected to be around 10%. We have seen a good performance in the air business in particular, but with similar pressures in terms of labour and food costs as in the contracts business. In the second half, profits have been impacted by the London bombings (£6-8 million) and the disposal of the Gatwick Meridien hotel (£4 million).

Overall, like-for-like turnover growth in the UK is expected to be around 5% with full-year operating profit of approximately £200 million (excluding fuel). Properly executed, the actions we are taking should enable us to deliver a similar level of profit and margin in 2006 as for 2005, before adjusting for the impact of the sale of SSP. Thereafter, as a result of actions taken, we expect the UK to return to profit growth, on a sustainable basis.

Continental Europe & Rest of the World

Full year like-for-like turnover growth is expected to be around 3% with a good performance in Rest of the World driven by strong new business wins in Japan and Australasia, partly off-set by more challenging conditions in France, Germany, Holland and Italy. Excluding turnover from our military operations in the Middle East, like-for-like turnover growth is expected to be around 5%.

Operating profit margins for Continental Europe and Rest of the World should be broadly in line with last year.

As communicated in March, the Group is seeing a decline in the scale of its military business in the Middle East with turnover expected to fall from around £250 million in 2004 to around £170 million in 2005, and operating profit (before exceptional items) in 2005 expected to be around £35 million. There are still opportunities for military business in the Middle East but increasingly the Group is choosing not to participate in this work because the margin is becoming less attractive relative to the complexity of the operations and the associated risk. We therefore expect to significantly scale back these operations in the Middle East and for operating profits in 2006 to reduce to no more than £5 million. In the light of this reduction in activity, we estimate asset write-downs of around £40 million will be required and these will be reported as an exceptional item.

Excluding the military operations in the Middle East (referred to above), early indications suggest that we will see similar trends in 2006 as seen in 2005.

North America

As indicated in May, like-for-like turnover growth is expected to be approximately 11% for the full year with strong performances across all sectors. In Healthcare, Morrison's and Crothall's like-for-like turnover growth will be around 15% ahead of last year. This strong growth reflects our ability to offer bundled catering and support services. Sports & Leisure will also see like-for-like turnover growth of around 15%. Full year margins are expected to be broadly in line with last year.

Looking forward, early indicators for 2006 are encouraging.

Profit Before Tax

Group profit before tax (before goodwill and exceptional items) for the full year is expected to be approximately £580 million.

Tax

For the full year, tax on profit on ordinary activities (before goodwill and exceptional items) is expected to be 23% - 24%.

Free Cash Flow

Free Cash Flow for the full year is expected to be in line with our previous guidance at around £350 million at 2004 exchange rates.

Earnings Per Share

For the full year, basic earnings per share (before goodwill and exceptional items) are expected to be approximately 19.0 pence.

Business Review Update

The Group today announces its decision to:

- Focus on its core contract catering operations and continue to build on the growth in support services in order to maximise shareholder value
- Sell the UK and Continental European travel concessions operations ("SSP")
- Reorganise and simplify the Group's management structure, rationalising the number of operating divisions from 8 to 4, namely: UK, Middle East & Africa; Americas; Continental Europe; and Rest of the World
- The programme of overhead savings announced in May has been accelerated with the full £50 million target being achieved in 2006

In July, Peter Harris was appointed CEO of the newly merged UK, Middle East & Africa division. Under his leadership, the new management team has put in place a programme of action to create a more robust and sustainable contract base.

On 15 September, the Group announced that Sir Roy Gardner, CEO of Centrica Plc, will be joining the Board as Senior Independent Director on 1 October 2005 and that he would succeed Sir Francis Mackay as Chairman during 2006.

Sale of SSP

SSP represents one of the market leaders in travel concessions. It has market leading positions in many of the 25 countries in which it operates and provides catering for roadside, railway and airport concessions, principally in the UK and Continental Europe. In the year ended 30 September 2005, SSP's revenues (including fuel) are expected to be approximately £1.9 billion (£1.4 billion excluding fuel), EBITDA (including fuel) of approximately £160 million, and EBIT (including fuel) of approximately £115 million. We will retain a small part of the Concessions business, mainly in Japan, Portugal and the US where the operations are very closely integrated with the rest of the business.

Whilst the travel concessions market offers considerable further growth opportunities, the sale of SSP will allow management to focus solely on the Group's core contract catering operations and the growth of its support services business. The Board believes that in the longer term this focus will improve the Group's financial performance and drive greater value for shareholders.

The Group expects to launch a formal sale process for SSP before the end of the calendar year and is being advised by Citigroup. The Group will retain exclusive use of the SSP brand portfolio in its core contract catering markets (as it has in other business disposals such as Little Chef and Au Bon Pain) and will seek to ensure that it retains economies of scale through a purchasing supply

contract with SSP. Proceeds from the sale will be used principally to reduce debt and strengthen the Group's balance sheet position, with the balance being returned to shareholders.

This sale should deliver a one-time step up in Return on Capital Employed (ROCE) of around 30 basis points, which is in addition to our three-year target of a 100 basis point improvement in ROCE between 2006 and 2008. As a consequence of the sale, the Group's free cash flow target will be revised to £800-850 million, subject to final terms and use of proceeds.

Andrew Lynch, CEO of SSP, will step down from the Compass Group PLC board as of today, after nine years, to focus fully on the management of the SSP business.

Michael J. Bailey, Chief Executive, said:

"The business review has led us to make significant decisions which, I believe, will improve financial performance and deliver value for shareholders. Simplifying our structure, focusing on contract catering and building our support services business will enable us to maximise the opportunities which our global platform and scale give us.

I am pleased with how our businesses in North America and Rest of the World regions are performing. In the UK, actions are underway to improve financial performance and I believe this will result in a turnaround over the next 24 months.

For the Group as a whole, quality of service and entrepreneurial spirit remain key to our success. This, coupled with the increased financial rigour we have introduced, will deliver strong free cash flow generation and improving returns on capital employed over the medium term."

Notes

Compass Group PLC is the world's leading foodservice company providing food, vending and related services to clients and customers in the workplace, at school and colleges, hospitals, on the move, at leisure and in defence, offshore and remote locations. Compass Group has annual revenues of £12 billion and employs 400,000 people in over 90 countries.

SSP operates at over 400 sites at airports, railway stations and motorway service areas principally in the UK and Continental Europe. It has operations in some 25 countries, the most material being the UK, France, Spain, Germany and the Nordic region. It operates more than 1,400 separate units, including outlets with Compass brands (e.g. Ritazza, Upper Crust, Harry Ramsdens, Millie's Cookies, Moto, WhistleStop) and franchised brands (e.g. M&S Simply Food, Burger King).

Today, the Group sets out a number of recent contract wins in Appendix 1.

The financial statements for the year ending 30 September 2005 will be reported in accordance with United Kingdom generally accepted accounting principles ("UK GAAP"). Those for the year ended 30 September 2006 will be reported in accordance with International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB"). Comparative information for the year ended 30 September 2005 will be reissued on an IFRS basis, with appropriate reconciliations to the previously reported UK GAAP position and results, in the first quarter of 2006.

Presentation / Webcast
A presentation for analysts and investors will take place at 9:30 am on 28 September 2005 at the Lincoln Centre, 18 Lincoln's Inn Fields, London WC2A 3ED.

The live presentation can also be accessed via both a webcast and dial-in teleconference starting at 9:30 am:

- To listen to the live presentation via teleconference, dial (UK) +44 20 7365 1854.
- To view the presentation slides and/or listen to a live audio webcast of the presentation, go to www.compass-group.com or www.cantos.com.
- Please note that remote listeners will not be able to ask questions during the Q&A session.

A replay recording of the presentation will also be available via teleconference and webcast:

- A teleconference replay of the presentation will be available for five working days, until x September 2005. To hear the replay, dial (UK) +44 20 7784 1024 or (US) +1 718 354 1112. The replay passcode is 8449438#.
- A webcast replay of the presentation will be available for six months, at www.compass-group.com and www.cantos.com.

Enquiries

Compass Group PLC

Investors/Analysts:	Sarah Ellis	+44 (0)1932 573 000
Media:	Paul Kelly	+44 (0)1932 573 000

Brunswick
Simon Sporborg / Pamela Small +44 (0)20 7404 5959

Appendix 1
Please find below new contract gains announced today.

B&I

- Switzerland - Swisscom awarded Compass Group (Suisse) SA a new five-year contract with annual turnover of £13.3 million.
- Norway - DnB NOR awarded Eurest a new three-year contract with annual turnover of £3.4 million.
- France - Sollac Loraine awarded Eurest a new five-year contract with annual turnover of £1.4 million.

Defence, Offshore & Remote Site

- France - the Army Ministry (Paris) awarded Eurest a new one-year contract with annual turnover of £2.2 million.
- Russia - Globalstroi-Engineering awarded ESS (Eurest IoCa) a new two-year contract with annual turnover of £2.6 million.
- Bosnia Herzegovina - EUFOR awarded ESS a new three-year contract with annual turnover of £4.3 million.
- Argentina - Minera Alumbrera Limited awarded ESS a new three-year contract with annual sales of £2.0 million.

Healthcare

- France - Association Notre-Dame de Bon Secours (Paris) awarded Medirest a new three-year contract with annual turnover of £1.2 million.
- USA - Hospital of the University of Pennsylvania (PA) awarded Morrison Management Specialists in conjunction with Crothall a new five-year contract with annual revenues £11.5 million.
- Germany - University Hospital Bonn awarded Clinic Catering Service (CCS) a new ten-year contract with annual turnover of £1.2 million.

Education

- USA - University of West Florida (FL) awarded Chartwells a new eight-year

contract with annual turnover of £1.1 million.

- USA - UNC Asheville (NC) awarded Chartwells a new eight-year contract with annual turnover of £1.6 million.
- USA - Wentworth Institute of Technology (MA) awarded Chartwells a new seven-year contract with annual turnover of £2.2 million.

Sports & Leisure

- UK - The New Stadium (Swansea) awarded FMC a new ten-year contract with annual turnover of £1.5 million.
- Japan - Angel Corporation awarded Seiyo Food Systems a new four-year contract with annual turnover of £1.2 million.
- Australia - Campus Living (Sydney Univ. Village & RMIT Village) awarded Eurest a new ten-year contract with annual sales of £1.7 million.

Vending

- Netherlands - Paresto (MOD) awarded Selecta a new five-year contract with annual turnover of £2.9 million.
- Sweden - SAAB awarded Selecta a new three-year contract with annual turnover of £0.7 million.

Travel Concessions

- Spain - AENA awarded SSP Spain a new ten-year contract with annual turnover of £1.5 million at Son Sant Joan Airport (Palma de Mallorca).
- Egypt - Cairo Airport Company awarded Louis Catering / SSP a new ten-year contract with annual turnover of £1.6 million at Cairo International Airport.

This information is provided by RNS
The company news service from the London Stock Exchange

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82-5161

Regulatory Announcement

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Company	Compass Group PLC
TIDM	CPG
Headline	Holding(s) in Company
Released	12:16 29-Sep-05
Number	9437R

RNSNumber:9437R
Compass Group PLC
29 September 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

COMPASS GROUP PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

FRANKLIN RESOURCES, INC AND ITS AFFILIATES,
WHICH INCLUDES FRANKLIN MUTUAL ADVISERS, LLC
AND TEMPLETON WORLDWIDE, INC

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

INTERESTS ARE UNDER THE MANAGEMENT OF FRANKLIN RESOURCES INC AND ITS AFFILIATES.
SEE LETTER BELOW.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE LETTER BELOW

5) Number of shares/amount of stock acquired.

3,047,330

6) Percentage of issued Class (any treasury shares held by company should not be taken into account when calculating percentage)

0.141%

7) Number of shares/amount of stock disposed

NOT KNOWN

8) Percentage of issued Class
(any treasury shares held by

company should not be taken
into account when calculating
percentage)

N/A

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH

10) Date of transaction

27 SEPTEMBER 2005

11) Date company informed

28 SEPTEMBER 2005

12) Total holding following this notification

346,737,175

13) Total percentage holding of issued class following this notification
(any treasury shares held by company should not be taken
into account when calculating percentage)

16.0856%

14) Any additional information

SEE LETTER BELOW

15) Name of contact and telephone number for queries

RONALD MORLEY

TEL: 01932 573000

16) Name and signature of authorised company official responsible for
making this notification

Date of Notification ..29 SEPTEMBER 2005......

Letter to Compass Group Plc
Dated: 28 September, 2005

S.198 Companies Act - Disclosure of Share Interests

We are acting on behalf of Franklin Resources, Inc. and its affiliates, which includes Franklin Mutual Advisers, LLC and Templeton Worldwide, Inc. Franklin Resources, Inc., a diversified financial services company, and its affiliates perform investment management, advisory and related services for clients on a global basis.

Please find attached, a schedule and Form SAR 3 regarding interests in the share capital of your Company under management of Franklin Resources, Inc. and its affiliates.

Letter from Franklin Templeton Investments

SCHEDULE
COMPASS GROUP PLC

	Outstanding Shares	2,155,572,024
Registered Holder	No. of Shares	% of Class
Bank of New York, London	4,917,231	0.2281%
Bank of New York Europe, London	34,210	0.0016%
Citibank Nominees Ltd	4,907,804	0.2277%
Clydesdale Bank PLC	1,792,220	0.0831%
Euroclear Bank SA	104,130	0.0048%
HSBC London	3,701,275	0.1717%
JP Morgan/Chase Nominees Ltd	246,607,558	11.4405%
Mellon Bank NA	21,692,666	1.0064%
Merrill Lynch	4,688,390	0.2175%
Northern Trust Company	9,524,504	0.4419%
Royal Trust Corp of Canada, London	12,936,052	0.6001%
State Street Nominees Limited	35,831,135	1.6623%
TOTAL	346,737,175	16.0856%

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Compass Group PLC
TIDM	CPG
Headline	Share Options Announcement
Released	11:00 30-Sep-05
Number	0086S

RNS Number:0086S
Compass Group PLC
30 September 2005

Compass Group PLC
Fair Value of Pre 7 November 2002 Share Options

30 September 2005

The financial statements for the year ending 30 September 2005 will be reported in accordance with United Kingdom generally accepted accounting principles ("UK GAAP"). Those for the year ended 30 September 2006 will be reported in accordance with International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB"). Comparative information for the year ended 30 September 2005 will be reissued on an IFRS basis, with appropriate reconciliations to the previously reported UK GAAP position and results, in the first quarter of 2006.

On transition to IFRS, the Group has elected to apply IFRS 2 "Share based payments" to those share-based payments granted before 7 November 2002 but not vested at the IFRS transition date (1 October 2004). The Group considers that retrospective application before 7 November 2002 provides a better indication of how past and future results are affected in relation to the year on year level of share option grants.

The fair value of share options granted before 7 November 2002 which had not vested by 1 October 2004 were as follows:

Grant date	Option price	Fair value	Exercise period
23 May 2002	422p	165.2p	23 May 2005 - 22 May 2012
1 September 2002	336p	135.3p	1 September 2005 - 28 February 2
1 September 2002	336p	130.0p	1 September 2005 - 28 February 2
1 September 2002	337.9p	76.8p	1 September 2005
30 September 2002	292.5p	97.1p	30 September 2005 - 30 September

Enquiries:

Compass Group PLC

Investors/Analysts:	Sarah Ellis	+44 (0) 1932 573000
Media:	Paul Kelly	+44 (0) 1932 573000

Brunswick Group

Simon Sporborg/Pamela Small +44 (0) 207 404 5959



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Regulatory Announcement

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Company	Compass Group PLC
TIDM	CPG
Headline	Holding in Company
Released	11:02 30-Sep-05
Number	0151S

RNS Number:0151S
Compass Group PLC
30 September 2005

Compass Group PLC

Holding in Company

30 September 2005

Ogier Employee Benefit Trustee Limited, as Trustee of the Compass Group Employee Trust No 2 (the Trust) has notified Compass Group PLC (the Company) that it purchased on 29 September 2005 a total of 87,028 ordinary 10p shares in the Company (Shares) at a price of 208.45p per Share.

The Trust is a discretionary trust of which all employees and former employees of the Company are potential beneficiaries.

Executive Directors and Persons Discharging Managerial Responsibilities are deemed to be interested in all Shares held by the Trust. However they are unconnected with this transaction.

Following the transaction, the Trust holds a total of 87,028 Shares, representing 0.004% of the Company's issued share capital.

This information is provided by RNS
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Company	Compass Group PLC
TIDM	CPG
Headline	Statement re ESS
Released	17:03 10-Oct-05
Number	4630S

RNS Number:4630S
Compass Group PLC
10 October 2005

Compass Group PLC
Announcement

Following press speculation surrounding the involvement of Compass Group PLC, and its subsidiary Eurest Support Services (ESS), regarding contract procurement at the United Nations, the Group would like to clarify the situation:

Compass Group PLC takes any questions about business operations seriously. ESS is one of a number of suppliers to the United Nations that has been co-operating with all the relevant authorities in a wide-ranging investigation into the UN's contracting procedures.

The Group is a signatory to the UN Global Compact and its business practices are governed by a strict, zero tolerance based Code of Ethics that applies to all employees without exception.

In 2004 revenues from our contracts with the United Nations were less than half of one percent of Group revenues.

This information is provided by RNS
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Company	Compass Group PLC
TIDM	CPG
Headline	Blocklisting Interim Review
Released	11:00 18-Oct-05
Number	8070S

RNS Number:8070S
Compass Group PLC
18 October 2005

BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The FSA

Date: 18 OCTOBER 2005

1. Name of applicant: COMPASS GROUP PLC

2. Name of scheme EXECUTIVE SHARE OPTION PLAN

3. Period of return: From 01.04.05 To 30.09.05

4. Balance under scheme from previous return: 100,131

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:

0

6. Number of securities issued/allotted under scheme during period:

15,000

7. Balance under scheme not yet issued / allotted at end of period

85,131

8. Number and class of securities originally listed and the date of admission

8,000,000 ORDINARY SHARES OF 10 PENCE EACH LISTED IN APRIL 2003

9. Total number of securities in issue at the end of the period

	2,155,661,135
Name of contact	ANDREW VINCENT DERHAM
Address of contact	COMPASS HOUSE, GUILDFORD STREET CHERTSEY, SURREY KT16 9BQ
Telephone number of contact	01932 573159
Signed by	ANDREW VINCENT DERHAM

Director/company secretary/suitably experienced employee/duly authorised officer,
for and on behalf of

Name of applicant	COMPASS GROUP PLC

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Compass Group PLC
TIDM	CPG
Headline	Blocklisting Interim Review
Released	11:06 18-Oct-05
Number	8071S

RNS Number:8071S
Compass Group PLC
18 October 2005

BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The FSA

Date: 18 OCTOBER 2005

1. Name of applicant: COMPASS GROUP PLC

2. Name of scheme MANAGEMENT SHARE OPTION PLAN

3. Period of return: From 01.04.05 To 30.09.05

4. Balance under scheme from previous return: 1,834,211

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return: 0

6. Number of securities issued/allotted under scheme during period: 74,111

7. Balance under scheme not yet issued / allotted at end of period 1,760,100

8. Number and class of securities originally listed and the date of admission 2,000,000 ORDINARY SHARES OF 10 PENCE EACH LISTED IN OCTOBER 2004

Name of contact ANDREW VINCENT DERHAM

Address of contact COMPASS HOUSE, GUILDFORD STREET, CHERTSEY, SURREY KT16 9BQ

Telephone number of contact 01932 573159

Signed by

Director/company secretary/suitably experienced employee/duly authorised officer,
for and on behalf of

Name of applicant COMPASS GROUP PLC

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Compass Group PLC
TIDM	CPG
Headline	Blocklisting Interim Review
Released	11:08 18-Oct-05
Number	8075S

RNS Number:8075S
Compass Group PLC
18 October 2005

BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The FSA

Date: 18 OCTOBER 2005

1. Name of applicant: COMPASS GROUP PLC

2. Name of scheme EXECUTIVE SHARE OPTION PLC

3. Period of return: From 01.04.05 To 30.09.05

4. Balance under scheme from previous return: 4,000,000

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return: 0

6. Number of securities issued/allotted under scheme during period: 0

7. Balance under scheme not yet issued / allotted at end of period 4,000,000

8. Number and class of securities originally listed and the date of admission

   4,000,000 ORDINARY SHARES OF 10 PENCE EACH LISTED IN OCTOBER 2004

9. Total number of securities in issue at the end of the period 2,155,661,135

Name of contact ANDREW VINCENT DERHAM

Address of contact COMPASS HOUSE, GUILDFORD STREET, CHERTSEY
SURREY KT16 9BQ

Telephone number of contact 01932 573159

Signed by

Director/company secretary/suitably experienced employee/duly authorised officer,
for and on behalf of COMPASS GROUP PLC

Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

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Company	Compass Group PLC
TIDM	CPG
Headline	Blocklisting Interim Review
Released	11:12 18-Oct-05
Number	8073S

RNS Number:8073S
Compass Group PLC
18 October 2005

BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The FSA

Date: 18 OCTOBER 2005

1. Name of applicant: COMPASS GROUP PLC

2. Name of scheme SAVINGS-RELATED SHARES OPTION SCHEME

3. Period of return: From 01.04.05 To 30.09.05

4. Balance under scheme from previous return: 1,273,905

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return: 0

6. Number of securities issued/allotted under scheme during period: 0

7. Balance under scheme not yet issued / allotted at end of period 1,273,905

8. Number and class of securities originally listed and the date of admission

2,000,000 ORDINARY SHARES OF 10 PENCE EACH LISTED IN APRIL 2003

9. Total number of securities in issue at the end of the period 2,155,661,135

Name of contact ANDREW VINCENT DERHAM

Address of contact COMPASS HOUSE, GUILDFORD STREET
CHERTSEY, SURREY KT16 9BQ

Telephone number of contact 01932 573159

Signed by

Director/company secretary/suitably experienced employee/duly authorised officer,
for and on behalf of

Name of applicant COMPASS GROUP PLC

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

This information is provided by RNS
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Company	Compass Group PLC
TIDM	CPG
Headline	Further re ESS
Released	07:19 21-Oct-05
Number	9800S

RNS Number:9800S
Compass Group PLC
21 October 2005

Compass Group PLC ("the Company")
Announcement

Further to the Company's announcement of 10 October 2005, it has instructed Freshfields Bruckhaus Deringer to conduct an investigation into the relationships between Eurest Support Services (ESS), IHC and the United Nations. Pending progress in that investigation, the Company has decided that Peter Harris, the CEO of the Group's UK & Ireland, Middle East and Africa division, should be suspended. His responsibilities will be taken over by Gary Green, CEO of the Americas Division, on an interim basis.

This information is provided by RNS
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Company	Compass Group PLC
TIDM	CPG
Headline	Holding(s) in Company
Released	16:16 21-Oct-05
Number	0220T

RNS Number:0220T
Compass Group PLC
21 October 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

COMPASS GROUP PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

BRANDES INVESTMENT PARTNERS L.P.

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SEE LETTER BELOW

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE LETTER BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH &
AMERICAN DEPOSITORY RECEIPTS

10) Date of transaction

ON OR BEFORE 20 OCTOBER 2005

11) Date company informed

20 OCTOBER 2005

12) Total holding following this notification

36,893,335 ORDINARY SHARES OF 10 PENCE
EACH & 56,160,095 AMERICAN DEPOSITORY RECEIPTS

13) Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

4.31%

14) Any additional information

SEE LETTER BELOW

15) Name of contact and telephone number for queries

ANDREW V DERHAM
TEL: 01932 573159

16) Name and signature of authorised company official responsible for making this notification

Date of Notification ...20 OCTOBER 2005......

Letter to Compass Group plc
Dated October 20, 2005

We hereby notify you in accordance with Part VI of the Companies Act 1985 (the "Act"), as amended by Section 134 of the Companies Act 1989, that:

(i) at the close of business on October 18, 2005, Brandes Investment Partners, L.P. ("Brandes") was interested for purposes of the Act in approximately 4.31 % of Compass Group Plc ordinary shares and American Depository Receipts, each comprised in the relevant share capital, as defined in section 198(2) of the Act, of Compass Group Plc;

(ii) at the close of business on October 18,2005, Brandes was interested for purposes of the Act in 36,893,335 ordinary shares and in 56,160,095 American Depository Receipts, each comprised in the relevant share capital, as defined in section 198(2) of the Act, of Compass Group Plc (the "Relevant Shares");

(iii) the registered holders of all of the Relevant Shares in which Brandes has an interest for purposes of the Act are approximately 270 custodian banks unaffiliated with Brandes;

(iv) none of the shares referred to in sub-paragraphs (i) or (ii) are shares in which Brandes is interested by virtue of section 208(5) of the Act.

Letter from Brandes Investment Partners L.P.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Compass Group PLC
TIDM	CPG
Headline	Holding(s) in Company
Released	15:17 24-Oct-05
Number	0781T

RNS Number:0781T
Compass Group PLC
24 October 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

COMPASS GROUP PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

BARCLAYS PLC

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SEE LETTER BELOW

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE LETTER BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class
N/A

7) Number of shares/amount of stock disposed
N/A

8) Percentage of issued Class
N/A

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH

10) Date of transaction

ON OR BEFORE 19 OCTOBER 2005

11) Date company informed

24 OCTOBER 2005

12) Total holding following this notification

86,242,431

13) Total percentage holding of issued class following this notification

4.0%

14) Any additional information

SEE LETTER BELOW

15) Name of contact and telephone number for queries

ANDREW V DERHAM
TEL: 01932 573159

16) Name and signature of authorised company official responsible for making this notification

Date of Notification ...24 OCTOBER 2005....

Letter to Compass Group PLC

Companies Act 1985 ("The Act") - Part VI

I hereby inform you that as at 19 October 2005 Barclays PLC, through the legal entities listed on the attached schedule, has a notifiable interest in the capital of your Company of 4.00%.

Details of this interest, together with a breakdown between registered holders (as required by Section 202(3) of the Act), are enclosed.

The issued capital of 2,155,661,135 is the latest figure available to us.

From Barclays

LEGAL ENTITY REPORT

COMPASS GROUP SEDOL : 0533153

As at 19 October 2005 Barclays PLC, through the legal entities listed below, had a notifiable interest in 86,242,431 ORD GBP0.10 representing 4.00% of the issued share capital of 2,155,661,135 units

Legal Entity	Holding	Percentage Held
Barclays Private Bank Ltd	6,256	.0003
Barclays Capital Securities Ltd	10,108,588	.4689
Barclays Bank Trust Company Ltd	97,992	.0045
Barclays Global Investors, Ltd	26,769,090	1.2418
Barclays Global Investors Japan Ltd	191,946	.0089
Barclays Private Bank and Trust Ltd	4,153	.0002
Barclays Life Assurance Co Ltd	2,990,666	.1387
Barclays Global Investors, N.A.	29,832,091	1.3839
Gerrard Ltd	6,743,144	.3128
Barclays Private Bank and Trust Ltd	1,358	.0001
Barclays Global Investors Australia Ltd	1,353,041	.0628
Barclays Global fund Advisors	5,582,359	.2590

Barclays Global Investors Japan Trust & Banking	2,459,807	.1141
Barclays Global Investors Canada Ltd	101,940	.0047
Group Holding	86,242,431	4.0007

REGISTERED HOLDERS REPORT

COMPASS GROUP SEDOL: 0533153

As at 19 October 2005 Barclays PLC, through the registered holders listed below, had a notifiable interest in 86,242,431 ORD GBP0.10 representing 4.00% of the issued share capital of 2,155,661,135 units

Registered Holder	Account Designation	Holding
BARCLAYS CAPITAL NOMINEES LIMI		10,108,588
Barclays Global Investors Canada		101,940
Barclays Trust Co & Others		24,793
BARCLAYS TRUST CO AS EXEC/ADM		59
Barclays Trust Co DMC69		28,000
Barclays Trust Co E99		692
Barclays Trust Co R69		44,448
BNP PARIBAS		230,003
CHASE NOMINEES LTD	16376	1,171,053
CHASE NOMINEES LTD	20947	3,766,452
CHASE NOMINEES LTD	28270	811,742
CIBC MELLON GLOBAL SECURITIES		136,933
Clydesdale Nominees HGB0225	01201471	1,358
Gerrard Nominees Limited	ER1	60,821
Greig Middleton Nominees Limit	GM1	808,195
Greig Middleton Nominees Ltd	GM3	122,244
INVESTORS BANK AND TRUST CO.		412,424
INVESTORS BANK AND TRUST CO.		409,310
INVESTORS BANK AND TRUST CO.		4,699,884
INVESTORS BANK AND TRUST CO.		60,741
INVESTORS BANK AND TRUST CO.		2,444,769
INVESTORS BANK AND TRUST CO.		23,096
INVESTORS BANK AND TRUST CO.		117,833
INVESTORS BANK AND TRUST CO.		1,138,584
INVESTORS BANK AND TRUST CO.		208,108
INVESTORS BANK AND TRUST CO.		387,143

REGISTERED HOLDERS REPORT

COMPASS GROUP SEDOL: 0533153

As at 19 October 2005 Barclays PLC, through the registered holders listed below, had a notifiable interest in 86,242,431 ORD GBP0.10 representing 4.00 % of the issued share capital of 2,155,661,135 units

Registered Holder	Account Designation	Holding
INVESTORS BANK AND TRUST CO.		10,969,962
INVESTORS BANK AND TRUST CO.		596,312
INVESTORS BANK AND TRUST CO.		22,687
INVESTORS BANK AND TRUST CO.		6,877,865
INVESTORS BANK AND TRUST CO.		51,441
INVESTORS BANK AND TRUST CO.		2,625,932
JP MORGAN (BGI CUSTODY)	16331	614,760

JP MORGAN (BGI CUSTODY)	16338	127,446
JP MORGAN (BGI CUSTODY)	16341	1,137,719
JP MORGAN (BGI CUSTODY)	16342	263,091
JP MORGAN (BGI CUSTODY)	16400	21,733,308
JP MORGAN (BGI CUSTODY)	17011	35,908
JP MORGAN (BGI CUSTODY)	18408	98,277
JP MORGAN CHASE BANK		1,008,841
JP MORGAN CHASE BANK		344,200
JPMorgan Chase Bank		144,598
JPMorgan Chase Bank		20,792
JPMorgan Chase Bank		303,696
JPMorgan Chase Bank		60,042
JPMorgan Chase Bank		17,444
JPMorgan Chase Bank		1,136,341
JPMorgan Chase Bank		317,703
JPMorgan Chase Bank		288,295
JPMorgan Chase Bank		228,920
JPMorgan Chase Bank		85,287
JPMorgan chase Bank		22,079

REGISTERED HOLDERS REPORT

COMPASS GROUP SEDOL: 0533153

As at 19 October 2005 Barclays PLC, through the registered holders listed below, had a notifiable interest in 86,242,431 ORD GBP0.10 representing 4.00 % of the issued share capital of 2,155,661,135 units

Registered Holder	Account Designation	Holding
JPMORGAN CHASE BANK		66,313
Mellon Trust - US CUSTODIAN/		328,700
Mellon Trust - US CUSTODIAN/		165,970
MELLON TRUST OF NEW ENGLAND		398,650
Mitsui Asset		26,556
NORTHERN TRUST BANK - BGI SEPA		508,415
NORTHERN TRUST BANK - BGI SEPA		442,409
NORTHERN TRUST BANK - BGI SEPA		112,633
R C Greig Nominees Limited	RCI	3,488,872
R C Greig Nominees Limited a/c	AKI	1,200,361
R C Greig Nominees Limited a/c	BLI	473,568
R C Greig Nominees Limited a/c	CMI	113,376
R C Greig Nominees Limited GPI	GPI	325,461
R C Greig Nominees Limited SAI	SAI	150,246
Reflex Nominees Limited		1,538
Reflex Nominees Limited		2,615
STATE STREET BANK & TRUST - WI		142,126
STATE STREET BOSTON		1,303,527
STATE STREET BOSTON		157,995
STATE STREET TRUST OF CANADA		155,423
The Northern Trust Company - U		219,262
ZEBAN NOMINEES LIMITED		6,256
	Total	86,242,431

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Compass Group PLC
TIDM	CPG
Headline	Holding(s) in Company
Released	13:32 25-Oct-05
Number	1331T

RNS Number:1331T
Compass Group PLC
25 October 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

COMPASS GROUP PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

THE CAPITAL GROUP COMPANIES, INC

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SEE LETTER BELOW

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE LETTER BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class
N/A

7) Number of shares/amount of stock disposed
N/A

8) Percentage of issued Class
N/A

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH

10) Date of transaction

ON OR BEFORE 21 OCTOBER 2005

11) Date company informed

12) Total holding following this notification

    71,748,607

13) Total percentage holding of issued class following this notification

    3.328%

14) Any additional information

    SEE LETTER BELOW

15) Name of contact and telephone number for queries

    ANDREW V DERHAM
    TEL: 01932 573159

16) Name and signature of authorised company official responsible for making this notification

    Date of Notification ...25 OCTOBER 2005....

Letters to Compass Group Plc
Dated 24 October, 2005

Re: Section 198 Notification

Company Secretary:

Enclosed is a Section 198 Notification dated 21 October 2005.

The Capital Group Companies, Inc. ("CGC") is a holding company for several subsidiary companies engaged in investment management business. The investment management business is divided into two operational groups, represented by Capital Research and Management Company ("CRMC") and Capital Group International, Inc. ("CGII"). CRMC is a U.S. based investment adviser that manages The American Funds Group of mutual funds. CGII is the parent company of five companies that serve as investment managers to various institutional clients around the globe: Capital Guardian Trust Company in the U.S., Capital International, Inc. in the U.S. and Singapore, Capital International Limited in the United Kingdom, Capital International S.A. in Switzerland and Capital International K.K, in Japan. For a more complete description of our organization, please visit our Web site at www.capgroup.com.

Neither CGC nor any of its subsidiaries own shares of your company for their own account. Rather, the shares reported in this Notification are owned by accounts under the discretionary investment management of one or more of the investment management companies described above. Furthermore, CRMC and CGII act separately from one another and from CGC in exercising investment discretion over their managed accounts.

For the purposes of this Notification an outstanding share balance of 2,155,661,135 shares was used to calculate the percentages of holdings of the relevant share capital which determine the notifiable interest. We believe this outstanding share balance is current; however, if this number is not accurate, please contact us as soon as possible so we may make the necessary revisions to this Notification.

Dated 21 October, 2005

SECTION 198 NOTIFICATION
Notification of New

This Notice is given by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital International Limited, Capital Research and Management Company, and Capital Guardian Trust Company, pursuant to Section 198 of the Companies Act 1985.

The interest in the relevant share capital indicated below arises by virtue of holdings attributed to the Companies (see Schedule A). These holdings form part of funds managed on behalf of investment clients by the Companies,

Share capital to which this relates:

Ordinary Shares (2,155,661,135 shares outstanding)

Number of shares in which the Companies have an interest:

71,748,607

Name(s) of registered holder(s):

See Schedule B

From Capital Group Companies

As of 21 October 2005

Compass Group Plc

	Number of Shares	Percent of Outstanding
The Capital Group Companies, Inc("CG") holdings	71,748,607	3.328%
Holdings by CG Management Companies and Funds:		
• Capital Guardian Trust Company	4,630,707	0.215%
• Capital International Limited	17,900	0.001%
• Capital Research and Management Company	67,100,000	3.113%

Schedule A

Schedule of holdings in Compass Group plc
As of 21 October 2005

Capital Guardian Trust Company

Registered Name	Local shares
State Street Nominees Limited	302,400
Bank of New York Nominees	191,600
Chase Nominees Limited	2,333,407
Midland Bank plc	111,500

Bankers Trust	126,600
Nortrust Nominees	652,651
Royal Bank of Scotland	36,500
ROY Nominees Limited	15,400

Schedule B

Mellon Nominee(UK)Limited	315,200
HSBC	19,780
JP Morgan Chase Bank	525,669
TOTAL	4,630,707

Schedule B

Capital International Limited

Registered Name	Local Shares
Bank of New York Nominees	7,400
Lloyds Bank	10,500
TOTAL	17,900

Schedule B

Capital Research and Management Company

Registered Name	Local Shares
Chase Nominees Limited	67,100,000
TOTAL	67,100,000

Schedule B

END

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Company	Compass Group PLC
TIDM	CPG
Headline	Holding(s) in Company
Released	12:09 27-Oct-05
Number	2472T

RNS Number:2472T
Compass Group PLC
27 October 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

COMPASS GROUP PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

FRANKLIN RESOURCES INC AND ITS AFFILIATES

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SEE LETTER BELOW

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE LETTER BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class

N/A

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH

10) Date of transaction

ON OR BEFORE 26 OCTOBER 2005

11) Date company informed

27 OCTOBER 2005

12) Total holding following this notification

312,019,873

13) Total percentage holding of issued class following this notification

14.47%

14) Any additional information

SEE LETTER BELOW

15) Name of contact and telephone number for queries

ANDREW V DERHAM
TEL: 01932 573159

16) Name and signature of authorised company official responsible for making this notification

Date of Notification .... 27 OCTOBER 2005 ....

Letter to Compass Group PLC dated 26 October 2005

S.198 Companies Act - Disclosure of Share Interests

We are acting on behalf of Franklin Resources, Inc. and its affiliates, which include Franklin Mutual Advisers, LLC and Templeton Worldwide, Inc. and its affiliates. Franklin Resources, Inc., a diversified financial services company, and its affiliates perform investment management, advisory and related services for clients on a global basis.

We wish to advise you of interests in the share capital of your Company under management of Franklin Resources, Inc. and its affiliates on behalf of clients, as detailed in the attached schedule.

From Franklin Resources Inc

SCHEDULE
COMPASS GROUP PLC

Outstanding Shares 2,155,661,135

Registered Holder	No. of Shares	% of Class
Bank of New York, London	5,323,401	0.2469%
Citibank Nominees Ltd.	6,220,370	0.2886%
Clydesdale Bank PLC	1,792,220	0.0831%
Euroclear Bank SA	87,910	0.0041%
HSBC	4,435,135	0.2057%
JP Morgan/Chase Nominees Ltd	210,410,036	9.7608%
Mellon Bank NA	23,067,577	1.0701%

Merrill Lynch	2,340,320	0.1086%
Northern Trust Company	10,051,844	0.4663%
Royal Trust Corp of Canada, London	9,757,032	0.4526%
State Street Nominees Limited	38,534,128	1.7876%
TOTAL	312,019,973	14,4744%

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Compass Group PLC
TIDM	CPG
Headline	Holding(s) in Company
Released	13:17 31-Oct-05
Number	3892T

RNS Number:3892T
Compass Group PLC
31 October 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

COMPASS GROUP PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

THE CAPITAL GROUP COMPANIES, INC

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SEE LETTER BELOW

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE LETTER BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class
N/A

7) Number of shares/amount of stock disposed
N/A

8) Percentage of issued Class
N/A

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH

10) Date of transaction

ON OR BEFORE 27 OCTOBER 2005

11) Date company informed

31 OCTOBER 2005

12) Total holding following this notification

95,907,887

13) Total percentage holding of issued class following this notification

4.45%

14) Any additional information

SEE LETTER BELOW

15) Name of contact and telephone number for queries

ANDREW V DERHAM
TEL: 01932 573159

16) Name and signature of authorised company official responsible for making this notification

Date of Notification ...31 OCTOBER 2005....

Letters to Compass Group Plc
Dated 28 October, 2005

Re: Section 198 Notification

Company Secretary:

Enclosed is a Section 198 Notification dated 27 October 2005.

For the purposes of this Notification an outstanding share balance of 2,155,661,135 shares was used to calculate the percentages of holdings of the relevant share capital which determine the notifiable interest. We believe this outstanding share balance is current; however, if this number is not accurate, please contact us as soon as possible so we may make the necessary revisions to this Notification.

Dated 27 October, 2005

SECTION 198 NOTIFICATION
Notification of Increase

This Notice is given by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital International Limited, Capital Research and Management Company, and Capital Guardian Trust Company, pursuant to Section 198 of the Companies Act 1985.

The interest in the relevant share capital indicated below arises by virtue of holdings attributed to the Companies (see Schedule A). These holdings form part of funds managed on behalf of investment clients by the Companies,

Share capital to which this relates:

Ordinary Shares (2,155,661,135 shares outstanding)

Number of shares in which the Companies have an interest:

95,907,887

Name(s) of registered holder(s):

See Schedule B

From Capital Group Companies

As of 27 October 2005

Compass Group Plc

	Number of Shares	Percent of Outstanding
The Capital Group Companies, Inc("CG") holdings	95,907,887	4.449%
Holdings by CG Management Companies and Funds:		
• Capital Guardian Trust Company	4,577,107	0.212%
• Capital International Limited	17,900	0.001%
• Capital Research and Management Company	91,312,880	4.236%

Schedule A

Schedule of holdings in Compass Group plc
As of 27 October 2005

Capital Guardian Trust Company

Registered Name	Local shares
State Street Nominees Limited	278,500
Bank of New York Nominees	191,600
Chase Nominees Limited	2,333,407
Midland Bank plc	111,500
Bankers Trust	126,600
Nortrust Nominees	652,651
Royal Bank of Scotland	36,500
ROY Nominees Limited	15,400

Schedule B

Mellon Nominee(UK)Limited	285,500
HSBC	19,780
JP Morgan Chase Bank	525,669
TOTAL	4,577,107

Schedule B

Capital International Limited

Registered Name		Local Shares
Bank of New York Nominees		7,400
Lloyds Bank		10,500
	TOTAL	17,900

Schedule B

Capital Research and Management Company

Registered Name		Local Shares
Chase Nominees Limited		91,312,880
	TOTAL	91,312,880

Schedule B

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Compass Group PLC
TIDM	CPG
Headline	UN Investigation Update
Released	07:00 03-Nov-05
Number	5714T

3 November 2005

Compass Group PLC
UN Investigation Update

On 21st October the Company announced that it had instructed Freshfields to conduct an investigation into the relationships between ESS, IHC and the United Nations. Ernst & Young are assisting Freshfields in this investigation. The investigation, which is continuing, is being overseen by Steve Lucas, Chairman of Compass's Audit Committee.

The investigation has raised serious concerns as to whether, within ESS, there has been, in connection with IHC and the UN, improper conduct and a failure to comply with the Company's statement of business principles (which apply to all staff, whatever their seniority). As a result, Peter Harris, whose suspension was announced on 21 October, is being dismissed, together with Andrew Seiwert and a further mid-ranking executive who was associated with UN contracting. The management of ESS is being restructured.

Compass will be continuing to cooperate voluntarily and fully as appropriate with the UN and US authorities, including the Office of the United States Attorney for the Southern District of New York.

END

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Company	Compass Group PLC
TIDM	CPG
Headline	Director/PDMR Shareholding
Released	16:22 04-Nov-05
Number	6908T

RNS Number:6908T
Compass Group PLC
04 November 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

   COMPASS GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

   (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

   (iii) both (i) and (ii)

   (i)

3. Name of person discharging managerial responsibilities/director

   PETER ROY HARRIS - A PERSON DISCHARGING MANAGERIAL RESPONSIBILITIES UNTIL HIS TERMINATION OF EMPLOYMENT ON 2 NOVEMBER 2005. NOT A DIRECTOR OF COMPASS GROUP PLC

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

   N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

   PETER ROY HARRIS

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

   ORDINARY SHARES OF TEN PENCE

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

8. State the nature of the transaction

   LAPSE OF 82,575 SHARE OPTIONS HELD UNDER THE COMPASS GROUP 1999 EXECUTIVE SHARE OPTION PLAN; LAPSE OF 996,773 SHARE OPTIONS HELD UNDER THE COMPASS GROUP SHARE OPTION PLAN; LAPSE OF AWARDS UNDER THE COMPASS GROUP LONG-TERM INCENTIVE PLAN OVER 171,683 SHARES; LAPSE OF ENTITLEMENT TO RECEIVE 30,054 DEFERRED SHARES IN RELATION TO HIS ANNUAL PERFORMANCE BONUS FOR THE YEAR ENDED SEPTEMBER 2003; AND LAPSE OF SHARE APPRECIATION RIGHTS OVER 3,870 SHARES AWARDED UNDER THE COMPASS GROUP PLC INTERNATIONAL SHARESHAVE SCHEME

9. Number of shares, debentures or financial instruments relating to shares acquired

   N/A

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

    N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

    N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

    0.056%

13. Price per share or value of transaction

14. Date and place of transaction

    2 NOVEMBER 2005

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

    NO SHARE BASED ENTITLEMENTS HELD

16. Date issuer informed of transaction

    2 NOVEMBER 2005



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

    TIM MASON TEL. 01932 573000

Name and signature of duly authorised officer of issuer responsible for making notification

Date of notification 4 NOVEMBER 2005

END

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Company	Compass Group PLC
TIDM	CPG
Headline	Holding(s) in Company
Released	16:31 04-Nov-05
Number	6902T

RNS Number:6902T
Compass Group PLC
04 November 2005

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

COMPASS GROUP PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

BARCLAYS PLC

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SEE LETTER BELOW

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE LETTER BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH

10) Date of transaction

ON OR BEFORE 1 NOVEMBER 2005

11) Date company informed

4 NOVEMBER 2005

12) Total holding following this notification

80,968,496

13) Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

3.756%

14) Any additional information

SEE LETTER BELOW

15) Name of contact and telephone number for queries

TIM MASON
TEL: 01932 573000

16) Name and signature of authorised company official responsible for making this notification

TIM MASON
COMPANY SECRETARY

Date of Notification 4 NOVEMBER 2005

To Compass Group PLC dated 2 November 2005

Companies Act 1985 ("The Act") - Part VI

I hereby inform you that as at 1 November 2005 Barclays PLC, through the legal entities listed on the schedule below, has a notifiable interest in the capital of your Company of 3.76%.

Details of this interest, together with a breakdown between registered holders (as required by Section 202(3) of the Act), are below.

The issued capital of 2,155,661,135 is the latest figure available to us.

From Barclays

LEGAL ENTITY REPORT

COMPASS GROUP

SEDOL : 0533153

As at 01 November 2005 Barclays PLC, through the legal entities listed below, had a notifiable interest in 80,968,496 ORD GBP0.10 representing 3.76% of the issued share capital of 2,155,661,135 units

Legal Entity	Holding	Percentage Held
Barclays Bank Trust Company Ltd	97,336	.0045
Barclays Global Investors, N.A.	29,824,214	1.3835
Barclays Global Investors Japan Ltd	214,095	.0099
Barclays Private Bank Ltd	6,256	.0003
Barclays Capital Securities Ltd	4,893,688	.2270
Barclays Life Assurance Co Ltd	2,936,410	.1362
Barclays Global Investors, Ltd	26,780,965	1.2424
Gerrard Ltd	6,672,244	.3095
Barclays Private Bank and Trust Ltd	1,358	.0001
Barclays Global Investors Japan Trust & Banking	2,477,156	.1149
Barclays Global Investors Australia Ltd	1,327,023	.0616
Barclays Global Investors Canada Ltd	101,940	.0047
Barclays Global Fund Advisors	5,631,658	.2612
Barclays Private Bank and Trust Ltd	4,153	.0002
Group Holding	86,242,431	3.7560

REGISTERED HOLDERS REPORT

COMPASS GROUP

SEDOL: 0533153

As at 01 November 2005 Barclays PLC, through the registered holders listed below, had a notifiable interest in 80,968,496 ORD GBP0.10 representing 3.76% of the issued share capital of 2,155,661,135 units

Registered Holder	Account Designation	Holding
BANK OF NEW YORK		157,995
BARCLAYS CAPITAL NOMINEES LIMI		4,893,688
Barclays Global Investors Canada		101,940
Barclays Trust Co & Others		24,793
BARCLAYS TRUST CO AS EXEC/ADM		59
Barclays Trust Co DMC69		28,000
Barclays Trust Co E99		653
Barclays Trust Co R69		43,831
BNP PARIBAS		230,003
CHASE NOMINEES LTD	16376	1,171,053
CHASE NOMINEES LTD	20947	3,766,452
CHASE NOMINEES LTD	28270	811,742
CIBC MELLON GLOBAL SECURITIES		136,933
Clydesdale Nominees HGB0225	01201471	1,358
Gerrard Nominees Limited	ER1	60,821
Greig Middleton Nominees Limit	GM1	808,195
Greig Middleton Nominees Ltd	GM3	122,244
INVESTORS BANK AND TRUST CO.		4,755,835

INVESTORS BANK AND TRUST CO.		405,772
INVESTORS BANK AND TRUST CO.		409,310
INVESTORS BANK AND TRUST CO.		60,741
INVESTORS BANK AND TRUST CO.		1,138,584
INVESTORS BANK AND TRUST CO.		387,143
INVESTORS BANK AND TRUST CO.		21,138
INVESTORS BANK AND TRUST CO.		6,825,604
INVESTORS BANK AND TRUST CO.		11,000,441
INVESTORS BANK AND TRUST CO.		117,833
INVESTORS BANK AND TRUST CO.		2,395,292
INVESTORS BANK AND TRUST CO.		2,688,015
INVESTORS BANK AND TRUST CO.		23,096
INVESTORS BANK AND TRUST CO.		51,441
INVESTORS BANK AND TRUST CO.		222,340
INVESTORS BANK AND TRUST CO.		596,312
JP MORGAN (BGI CUSTODY)	16331	603,187
JP MORGAN (BGI CUSTODY)	16338	127,446
JP MORGAN (BGI CUSTODY)	16341	1,085,220
JP MORGAN (BGI CUSTODY)	16342	272,907
JP MORGAN (BGI CUSTODY)	16400	21,745,183
JP MORGAN (BGI CUSTODY)	17011	35,908
JP MORGAN (BGI CUSTODY)	18408	98,277
JP MORGAN CHASE BANK		318,182
JP MORGAN CHASE BANK		1,008,841
JPMorgan Chase Bank		144,598
JPMorgan Chase Bank		20,792
JPMorgan Chase Bank		17,444
JPMorgan Chase Bank		60,042
JPMorgan Chase Bank		303,696
JPMorgan Chase Bank		288,295
JPMorgan Chase Bank		1,153,690
JPMorgan Chase Bank		317,703
JPMorgan Chase Bank		228,920
JPMorgan Chase Bank		85,287
JPMorgan Chase Bank		22,079
JPMORGAN CHASE BANK		66,313
Mellon Trust - US CUSTODIAN/		328,700
Mellon Trust - US CUSTODIAN/		165,970
MELLON TRUST OF NEW ENGLAND		387,266
Mitsui Asset		26,556
NORTHERN TRUST BANK - BGI SEPA		442,409
NORTHERN TRUST BANK - BGI SEPA		508,415
NORTHERN TRUST BANK - BGI SEPA		112,633
R C Greig Nominees Limited	RCI	3,461,205
R C Greig Nominees Limited a/c	AKI	1,173,562
R C Greig Nominees Limited a/c	BLI	467,140
R C Greig Nominees Limited a/c	CMI	113,376
R C Greig Nominees Limited GPI	GPI	321,192
R C Greig Nominees Limited SAI	SAI	144,509
Reflex Nominees Limited		1,538
Reflex Nominees Limited		2,615
STATE STREET BANK & TRUST - WI		142,126
STATE STREET BOSTON		1,303,527
STATE STREET TRUST OF CANADA		155,423
The Northern Trust Company - U		219,262
Trust & Custody Services Bank		22,149
ZEBAN NOMINEES LIMITED		6,256
	Total	80,968,496

END

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Regulatory Announcement

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Company	Compass Group PLC
TIDM	CPG
Headline	Holding(s) in Company
Released	12:57 17-Nov-05
Number	2935U

RNS Number:2935U
Compass Group PLC
17 November 2005

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF LISTED COMPANY

COMPASS GROUP PLC

2) NAME OF SHAREHOLDER WITH A MAJOR INTEREST

BRANDES INVESTMENT PARTNERS L.P.

3) Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SEE LETTER BELOW

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE LETTER BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class (any treasury shares held by the

listed company should not be taken into account when calculating percentage)

N/A

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH & AMERICAN DEPOSITORY RECEIPTS

10) Date of transaction

ON OR BEFORE 15 NOVEMBER 2005

11) Date company informed

17 NOVEMBER 2005

12) Total holding following this notification

55,517,435 ORDINARY SHARES OF 10 PENCE EACH & 57,597,490 AMERICAN DEPOSITORY RECEIPTS

13) Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

5.24%

14) Any additional information

SEE LETTER BELOW

15) Name of contact and telephone number for queries

ANDREW V DERHAM
TEL: 01932 573159

16) Name and signature of authorised company official responsible for making this notification

ANDREW V DERHAM

Date of Notification 17 NOVEMBER 2005

To Compass Group plc dated November 16, 2005

We hereby notify you in accordance with Part VI of the Companies Act 1985 (the "Act"), as amended by Section 134 of the Companies Act 1989, that:

(i) at the close of business on November 15, 2005, Brandes Investment Partners, L.P. ("Brandes") was interested for purposes of the Act in approximately 5.24 % of Compass Group Plc ordinary shares and American Depository Receipts, each comprised in the relevant share capital, as

defined in section 198(2) of the Act, of Compass Group Plc;

(ii) at the close of business on November 15, 2005, Brandes was interested for purposes of the Act in 55,517,435 ordinary shares and in 57,597,490 American Depository Receipts, each comprised in the relevant share capital, as defined in section 198(2) of the Act, of Compass Group Plc (the "Relevant Shares");

(iii) the registered holders of all of the Relevant Shares in which Brandes has an interest for purposes of the Act are approximately 270 custodian banks unaffiliated with Brandes;

(iv) none of the shares referred to in sub-paragraphs (i) or (ii) are shares in which Brandes is interested by virtue of section 208(5) of the Act.

From Brandes Investment Partners L.P.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Compass Group PLC
TIDM	CPG
Headline	Final Results
Released	07:01 29-Nov-05
Number	8061U

RNS Number:8061U
Compass Group PLC
29 November 2005

Compass Group PLC PRESS RELEASE 29 November 2005

COMPASS GROUP PLC

PRELIMINARY RESULTS
FOR THE YEAR ENDED 30 SEPTEMBER 2005

Financial summary For the year ended 30 September	2005	2004	Reported movement	Constant currency
Turnover	£12,704m	£11,772m	7.9%	8.3%
Total operating profit				
- reported	£302m	£500m	(39.6)%	
- underlying (1)	£711m	£775m	(8.3)%	(7.7)%
Operating margin(2)	5.7%	6.8%	(110)bps	
Profit before tax				
- reported	£171m	£370m	(53.8)%	
- underlying(1)	£581m	£645m	(9.9)%	
Basic earnings per share				
- reported	0.0p	8.3p		
- underlying (1)	19.1p	21.1p	(9.5)%	(8.6)%
Free cash flow	£348m	£246m	41.5%	43.5%
Return on capital employed	5.7%	6.4%	(70)bps	
Dividend per ordinary share	9.8p	9.3p	5.4%	

Business highlights

- Turnover £12.7 billion, up 7.0% on a like for like basis(3).
- Strong growth in profit and ROCE in North America and Continental Europe and Rest of the World (excluding Middle East military business). Turnaround in UK progressing.
- Free cash flow £353m at 2004 exchange rates, up 43.5%.
- Final dividend of 6.5 pence per share, up 4.8%.
- Sir Roy Gardner appointed Senior Independent Director from 1 October 2005, will replace Sir Francis Mackay as Chairman by summer 2006.
- Recruitment of Group CEO underway.
- Targets of 100 basis points of ROCE growth and £800 - £850m of free cash flow over the period 2006-2008 (post SSP disposal) reconfirmed.

(1) Underlying performance excludes goodwill amortisation and exceptional

items.

(2) Operating margin excludes fuel, associates, goodwill amortisation and exceptional items.

(3) Like for like growth excludes fuel and is calculated by adjusting for acquisitions (excluding current year acquisitions and including a full year in respect of prior year acquisitions), disposals (excluded from both years) and exchange rate movements (translating the prior period at current period exchange rates) and compares the results against 2004.

New Chairman and Senior Management Update

Sir Roy Gardner joined the Board as Senior Independent Director and Chairman of the Nominations Committee on 1 October 2005 and will succeed Sir Francis Mackay as Chairman by the summer of 2006.

Since joining the Board, Sir Roy has already spent time in the business, focusing on its strategy and financial performance. Sir Roy believes that there is significant opportunity to improve performance in the Group's core business.

As Chairman of the Nominations Committee, Sir Roy's immediate priority is the recruitment of a new Group Chief Executive to replace Michael Bailey who has announced his intention to step down. The Nominations Committee has appointed head hunter Korn Ferry to conduct a full search and the process is being conducted expeditiously. Michael Bailey will continue as Chief Executive for as long as is required by the Board.

The Board has agreed to appoint two new non-executive directors during 2006.

Sale of Travel-Related Concessions Business

The Group announced on 28 September 2005 its decision to sell its travel-related concessions business, primarily Select Service Partner (SSP). The formal sale process for SSP has commenced and an Information Memorandum has been circulated to interested parties. The sale is expected to be completed by mid-2006.

SSP is the largest operator of travel concessions in Europe and Asia, providing catering for roadside, railway and airport concessions in over 20 countries. SSP includes brands such as, Upper Crust, Whistlestop, Millie's Cookies and Harry Ramsden's. In 2005, revenues (including fuel) of the businesses being sold were circa £1.8 billion (£1.3 billion excluding fuel), EBITDA (including fuel) was circa £160 million and EBIT (including fuel) was £115 million.

Whilst the travel concessions market offers considerable further growth opportunities, the sale of the travel-related business will allow management to focus solely on the Group's core contract catering operations and the growth of the support services business. The Board considers that, in the longer term, this focus will improve the Group's financial performance and drive greater value for shareholders.

UN Contracting

On 21 October the Group announced that it had instructed Freshfields to conduct an investigation into the relationships between ESS, IHC and the United Nations. Ernst & Young are assisting Freshfields in the investigation, reporting to the Chairman of the Compass Group PLC Audit Committee.

On 3 November the Group announced that the investigation raised serious concerns as to whether, within ESS, there had been in connection with IHC and the UN, improper conduct and a failure to comply with the Group's statement of business principles (which apply to all staff, whatever their seniority). As a result, three employees were dismissed.

The investigation is ongoing and, as yet, no final conclusions have been reached.

The Group continues to co-operate voluntarily and fully as appropriate with the UN and US authorities, including the Office of the United States Attorney for the Southern District of New York.

UN contracts account for less than 0.5% of the Group's turnover and profits.

Outlook

In 2006, the Group anticipates continued strong trading in North America and the Rest of the World (excluding the impact of scaling back the Middle East military business). In Continental Europe, where the macro-economic climate is expected to continue to contribute to a difficult trading environment, the focus will remain on keeping a tight cost base and working to improve client retention. In the UK, cost pressures are expected to remain a significant challenge, however, actions are being taken to deliver a robust contract base with the aim of achieving a similar level of profit to that in 2005. Overall the Group will continue to focus on free cash flow and improving return on capital employed.

Michael J Bailey, Group Chief Executive, said:

"Three out of our four geographies, North America, Continental Europe and the Rest of the World have performed to our expectations, with North America and the Rest of the Word (excluding the Middle East military business) delivering a particularly strong result this year. The performance of the UK has been unsatisfactory. However, we have gripped the issues and the turnaround of this business is underway.

We have taken decisive action to improve our financial performance to meet our three year targets for free cash flow and return on capital employed. Everyone in the business is firmly focused on delivering for our clients, customers and shareholders"

Enquiries:

Compass Group PLC	+44 (0) 1932 573000
Investors/Analysts:	Sarah Ellis
Media:	Paul Kelly
Brunswick	+44 (0) 20 7404 5959

Simon Sporborg
Pamela Small

Website
www.compass-group.com

Presentation and teleconference details are in the attached notes.

GROUP TRADING REVIEW

The Group achieved 7% like for like turnover growth in 2005 with strong performances in North America and Rest of the World regions but difficult trading particularly in the UK and several European countries. Actions are underway to improve financial performance, with continued focus on delivery of strong free cash flow and improved returns on capital employed ("ROCE") over the medium term. The Group has announced medium-term (2006-2008) objectives to improve ROCE by 100 basis points and to generate free cash flow over the period of £800 - £850 million (post the disposal of SSP). As the market leader in a fragmented market place, the Group is well positioned to benefit from its strong presence in the key geographies, where significant opportunities remain.

Group Performance

The Group's reported financial summary for the year ended 30 September 2005 is set out below.

	2005	2004	Increase/ (decrease)
Turnover	£12,704m	£11,772m	7.9%
Total operating profit			
- reported	£302m	£500m	(39.6)%
- underlying (1)	£711m	£775m	(8.3)%
Operating margin (2)	5.7%	6.8%	(110)bps
Profit before tax			
- reported	£171m	£370m	(53.8)%
- underlying (1)	£581m	£645m	(9.9)%
Basic earnings per share			
- reported	0.0p	8.3p	
- underlying (1)	19.1p	21.1p	(9.5)%
Free cash flow	£348m	£246m	41.5%
Return on capital employed (3)	5.7%	6.4%	(70)bps

(1) Underlying performance excludes goodwill amortisation and exceptional items.
(2) Operating margin excludes fuel, associates, goodwill amortisation and exceptional items.
(3) See below for basis of calculation.

Turnover

The main factors that affected the year on year change in turnover are summarised below.

	%
Like for like growth	7
Contribution from acquisitions	2
Movements in translation rates	(1)
Total - excluding fuel	8

Like for like growth excludes fuel and is calculated by adjusting for acquisitions (excluding current year acquisitions and including a full year in respect of prior year acquisitions), disposals (excluded from both years) and exchange rate movements (translating the prior period at current period exchange rates), and compares the results against 2004.

Like for like turnover growth was achieved as a result of new contract gains of 11% offset by contract losses of 5% and positive throughput of 1%, driven by North America where the business has been focused on driving volumes within existing accounts as well as achieving price increases.

Throughput represents the movement in turnover in the existing estate, influenced by headcount changes, participation rates, price increases and average spend per head. Throughput varies by sector with Education and Healthcare, which are much less affected by the economic cycle, achieving positive throughput of 3% and 2% respectively in 2005. Business and Industry and Vending were broadly flat. Throughput in the Travel Concessions sector was also positive at 2%.

The Group continues to focus on client retention, which was again high in the year at 95%. This was achieved as a result of continued investment in people, client account management and contract retention teams.

The strong performance in like for like turnover growth was driven by new business wins across all sectors, with a continued trend to outsourcing in Healthcare and a high level of activity around the globe in Offshore and Remote supporting the buoyant extractive industries sector.

The table below sets out like for like growth by sector for each geographic division and the Group total.

	North America %	UK %	CE & ROW %	Group %
Contract:				
Business and Industry	11	9	2	6
Defence, Offshore and Remote	28	13	8	10
Education	12	(1)	2	7
Healthcare	15	5	5	10
Sports and Leisure	17	3	5	9
Total Contract	13	6	4	8
Vending	4	19	2	4
Travel Concessions	20	4	4	6
Total	12	6	4	7

Travel Concessions principally comprises: Creative Host in North America; Moto, railway and airport concessions, Harry Ramsden's and Millie's Cookies in the UK; Rail Gourmet, Inflight, airport concessions and motorways (in France, Italy, Portugal, Germany and Japan) in Continental Europe and Rest of the World.

Total operating profit

The decline in total operating profit, before goodwill amortisation and exceptional items, of 8% resulted primarily from tough trading in the UK and the reduction in scale and profitability of the Group's Middle East military business. Trading conditions in Continental Europe remained difficult in France, Germany, the Netherlands and particularly Italy which saw a significant downturn in the Business and Industry sector. In North America, there has been a slight decline in the year on year operating margin mainly due to the impact of the National Hockey League strike and Hurricane Katrina but operating profit grew strongly at 9%.

Profit before tax

Profit before tax, goodwill amortisation and exceptional items for 2005 was £581 million (2004: £645 million).

Basic earnings per share

Basic earnings per share, before goodwill amortisation and exceptional items, were 19.1 pence (2004: 21.1 pence).

Free cash flow

Free cash flow for 2005 recovered strongly in the year to £348 million (2004: £246 million). Reduced operating profit and higher cash interest payments (including £20 million as a result of the 2004 swap monetisation) were more than offset by a stringent allocation of capital expenditure and improvements in working capital management.

Free cash flow in 2004 of £246 million was adversely impacted by a significant working capital outflow offset in part by a one-off receipt of £104 million in respect of the monetisation of certain "in the money" interest rate swaps.

Return on capital employed

Return on capital employed was 5.7% (2004: 6.4%) based on total operating profit before goodwill amortisation and exceptional items (excluding the Group's

minority partners' share of total operating profit) net of tax at 30%, and an average capital employed for the year of £8,069 million (2004: £7,894 million).

Average capital employed has been calculated by adding back net debt, goodwill written off to reserves and goodwill amortised through the profit and loss account. The capital employed in the business as at 30 September 2005 and 2004 is detailed in the table below.

	2005 £m	2004 £m
Net assets	2,284	2,482
Net debt	2,316	2,373
Goodwill written off to reserves	2,147	2,132
Goodwill amortised through the profit and loss account	1,382	1,021
Capital employed	8,129	8,008

International Financial Reporting Standards ("IFRS")

The Group will report under IFRS for the year ending 30 September 2006. In May 2005, the Group provided an indication of the principal effects of IFRS on the Group. Further information, including restatement of the 2005 results under IFRS, will be presented prior to the announcement of the 2006 Interim Results.

UK Client and Supplier Relationships

A core part of the Group's strategy is to leverage its scale through purchasing efficiencies and to achieve this through building good, long-term and mutually beneficial relationships with all its suppliers. The UK business has been working hard with its suppliers to encourage investment in processes and systems to improve quality and traceability and to ensure that the Group has the right range and quality of products, at the most competitive prices to meet the needs of its client base. The success of this approach is reflected in the high levels of client satisfaction with contract retention in the UK at 95% and an average length of client relationship of over 9 years.

The investment made last year in improving payment terms is reflected in the reduction of average creditor days to around 55 in 2005. Over the past year payables of over 90 days have never amounted to more than £1 million in a business with turnover of over £2 billion. Over 80% of suppliers (by invoice value) are now on Electronic Data Interchange ("EDI") and this has improved efficiency and speeded up payment. Of the UK suppliers who account for over 75% of total purchases, 95% have been supplying Compass for over four years.

The Group's relationship with its clients and suppliers is governed by a strict, zero tolerance based Code of Ethics. Purchasing policies and practices are being enshrined in a Supplier Code of Conduct for buyers with a formal process for suppliers to escalate any complaints.

Our People

The Group has seen continued evidence of the success of its strategy to be recognised as a preferred employer. The most recent global workforce survey shows an increase in loyalty, pride in the company and the likelihood to recommend Compass as a place to work. Compass Group was named 7th best large company to work for in the annual Best Companies to Work For list produced by the Sunday Times, based on the paper's own independent survey of the Group's employees. Most recently, on 24 November, the Group won three awards at the Personnel Today Awards: Employer Branding; Best HR Strategy in Line with Business; and the Best Overall HR award.

At the Culinary Olympics the Group won an outstanding 57 awards, including 3 gold, 32 silver and 14 bronze medals.

In the aftermath of Hurricane Katrina the Group continued to service clients and customers in the affected regions. In anticipation of the hurricane, Eurest, along with their clients, had organised and prepared food services, water and basic living supplies for thousands of evacuees. Over 20,000 meals were served daily in affected areas and temporary 'tent cities' were established providing essentials for relief workers and victims, and Eurest supported six tent cities located in the Gulf States region. A relief centre was set up in Pascagoula, Mississippi that provided shelter and food for 15,000 evacuees. Four tent villages, supporting over 2,600 employees and families were also set up. Morrison Management Specialists teams stayed in place through the hurricane to assist in the evacuation of six hospitals and served 15,000 meals daily to patients and residents at four hospitals and two senior dining communities in the Gulf Coast states.

DIVISIONAL TRADING REVIEW

	2005	2004	Reported increase %	Constant currency increase %	Like for like increase %
Turnover (£m)					
North America	3,937	3,531	11	15	12
UK	2,812	2,626	7	7	6
Continental Europe and Rest of the World	5,443	5,119	6	5	4
Total - excluding fuel	12,192	11,276	8	9	7
Fuel	512	496	3	3	3
Total	12,704	11,772	7	8	7

	2005	2004	Reported increase %	Constant currency increase %
Total operating profit including fuel (£m)				
Subsidiary undertakings				
North America	207	190	9	12
UK	205	294	(30)	(30)
Continental Europe and Rest of the World	297	287	3	3
	709	771	(8)	(7)
Associates	2	4	-	-
Total	711	775	(8)	(8)
Operating margin excluding fuel (%)				
North America	5.3	5.4		
UK	7.0	10.9		
Continental Europe and Rest of the World	5.5	5.6		
Total	5.7	6.8		

Certain minor reclassifications have been made to the previously reported

analysis of Divisional performance to align with the Group's current management structures. Total operating profit is before goodwill amortisation of £269 million (2004: £275 million), a goodwill impairment charge of £95 million (2004: £ nil) and an exceptional operating charge of £45 million (2004: £ nil). Fuel turnover comprises £480 million in the UK and £32 million in Continental Europe and Rest of the World (2004: £466 million and £30 million respectively). Profit from subsidiary undertakings includes £8 million in the UK and £ nil in Continental Europe and Rest of the World from fuel (2004: £8 million and £ nil respectively). Operating margin is based on turnover and total operating profit excluding fuel, associates, goodwill amortisation and exceptional items.

North America

32% of Group turnover, excluding fuel (2004: 31%)

2005 has been another successful year in North America, both in terms of turnover and profit growth, extending across all the primary business sectors. Reported turnover increased to £3,937 million (2004: £3,531 million) and by 12% on a like for like basis, well ahead of last year's 7%. In Healthcare, Morrison's and Crothall's like for like turnover growth was 15%. Our position in the important Healthcare market was further strengthened by the acquisition of HDS Services, the only significant acquisition in the year, which was completed in January 2005 for £16 million. Sports and Leisure has had another very strong year with like for like growth of 17%, reflecting the success of our Levy Restaurants business in delivering not only strong contract gains, but also increased customer spend at our venues. The Business and Industry and Education sectors delivered solid performances. Growth was driven by new business wins in conjunction with improved throughput. A significant success has been the concerted drive to increase participation and spend per head, including passing on price increases. Vending showed a more modest increase of 4% on a like for like basis.

Total operating profit, excluding associates, goodwill amortisation and exceptional items, increased by £17 million to £207 million (2004: £190 million). There has been a slight decline in the operating margin to 5.3% (2004: 5.4%), mainly due to the impact of the National Hockey League strike and Hurricane Katrina towards the end of the year.

UK

23% of Group turnover, excluding fuel (2004: 23%)

Reported turnover, excluding fuel, increased to £2,812 million (2004: £2,626 million) and by 6% on a like for like basis, broadly in line with last year.

In Contract, like for like turnover increased by 6% to £1,930 million (2004: £1,794 million) with strong performances in all sectors except Education where sales declined by 1%. Most contract caterers in the Education sector have been impacted by declining participation during the year following recent negative publicity regarding the standard of school meals. Healthcare has again had a strong year benefiting from new contract gains, renewals and extensions to the range of services offered. This resulted in growth of 5% on a like for like basis. We have continued to see good growth in the Business and Industry sector, helped by the mobilisation of a significant contract for managed services with one of our large banking clients.

Travel Concessions achieved turnover growth of 4% on a like for like basis, increasing from £775 million in 2004 to £814 million in 2005, despite the impact of the London bombings on our railway station operations. The M&S Simply Food concept roll-out continued at our motorway and railway sites and was well received in the year.

Total operating profit, including fuel but excluding associates, goodwill amortisation and exceptional items, was £205 million (2004: £294 million). The

decline is due in part to cost pressures affecting, in particular, the Business and Industry sector and the impact of the London bombings. The remainder of the decline is the result of increased pension costs, lower disposal profits of £16 million, significant restructuring costs, the sale of the Gatwick Meridien hotel £4 million and the £5 million impact on profits of reduced capital spend. The overall margin, excluding fuel, achieved in the year was 7.0% (2004: 10.9%).

In Contract and Vending, operating margins were 5.9% (2004: 8.6%) and operating profit, excluding associates, goodwill amortisation and exceptional items, was £117 million (2004: £160 million)

Travel Concessions operating margins were 9.8% (2004: 16.3%) and operating profit, excluding associates, goodwill amortisation and exceptional items, decreased to £80 million (2004: £126 million).

Continental Europe and Rest of the World

45% of Group turnover, excluding fuel (2004: 46%)

Reported turnover, excluding fuel, increased to £5,443 million (2004: £5,119 million) with like for like turnover growth of 4%. Strong performances in Rest of the World, particularly Australasia and South America, were partly offset by more challenging trading conditions in France, Germany, the Netherlands and Italy and a scaling down of our Middle East military business.

In Continental Europe, overall like for like turnover grew by 2%, with flat like for like growth in Contract. Market conditions in Northern Europe continued to be difficult with client site closures and headcount reductions holding back growth in Germany, France, the Netherlands and Italy in particular. We have strengthened our management teams in these countries to focus on client retention and drive throughput via participation and spend per head. Spain and Switzerland again performed strongly growing by 7% and 6% respectively. Scandinavia continues to perform well and benefited from high levels of activity in the Travel Concessions sector and the oil and gas business.

Rest of the World like for like turnover growth of 8% reflects the strength of the Remote Site sector in Australasia as the extractive industries continue to meet the high demand for crude oil and minerals. In South America, we also continue to see good business growth led by Brazil where Business and Industry and Remote Site operations are particularly buoyant. The Group continues to scale down its Middle East military business with turnover reducing to £170 million in 2005 (2004: £250 million). There are still opportunities for military business in the Middle East but increasingly, the Group is choosing not to participate in this work because the margin is becoming less attractive relative to the complexity of the operations and associated risks. Excluding the Middle East military business, like for like turnover growth was 14%.

Total operating profit, excluding associates, goodwill amortisation and exceptional items, has increased by 3% to £297 million (2004: £287 million) and operating margin is broadly in line with 2004 at 5.5% (2004: 5.6%).

In Continental Europe, total operating profit, excluding associates, goodwill amortisation and exceptional items, increased by 7% to £190 million (2004: £178 million). The operating profit improvement results from a strong turnaround in the Travel Concessions business, particularly in Germany, France and Scandinavia. Operating margin in Continental Europe increased to 5.3% in 2005 (2004: 5.2%).

Rest of the World total operating profit, excluding associates, goodwill amortisation and exceptional items, reduced by 2% to £107 million (2004: £109 million) and operating margin has moved back slightly to 5.7% (2004: 6.3%) reflecting the impact of scaling back our Middle East military business where operating profit, before exceptional items, was £35 million (2004: £50 million). Excluding this, total operating profit, excluding associates and goodwill

amortisation was £72 million (2004: £59 million), a 22% increase. Operating margin was 4.2% (2004: 4.0%), driven by good conversion of incremental sales to incremental profit in Australasia and South America.

Interest

Net debt at 30 September 2005 was £2,316 million (2004: £2,373 million). Net interest expense for the year was £130 million (2004: £130 million). The average cost of funding for the year was 4.8% (2004: 4.8%). Interest cover for 2005 was 5.5 times total operating profit before goodwill amortisation and exceptional items. Higher dollar borrowing costs are expected to increase the net interest expense to nearer £140 million in 2006 (before the impact of proceeds from disposals and the adoption of IFRS).

Profit before taxation

Profit before taxation, goodwill amortisation and exceptional items decreased by 9.9% from £645 million to £581 million.

Taxation

The overall Group tax charge was £134 million giving an effective tax rate on profit on ordinary activities before taxation, goodwill amortisation and exceptional items of 23.1% (2004: 23.6%), which is below the UK corporate tax rate of 30%.

The main reasons for the low overall rate in 2005 are prior year adjustments representing the recognition of reliefs associated with past acquisitions and also the successful resolution during the course of the year of several significant issues, principally overseas. A reconciliation of the effective current tax rate for the year (i.e. the overall rate excluding deferred tax and prior year adjustments) is included in note 4 to the financial statements. This reconciliation summarises the reasons why the Group's effective current tax rate of 28% was below the UK corporate tax rate of 30%. The main reasons were the benefit arising from the tax deductibility of part of the Group's goodwill (2%), losses brought forward (2%) and other items (a net benefit of 1%) offset by the impact of higher overseas tax rates (3%).

The overall Group effective tax rate for 2006 onwards (when the Group will report under IFRS) is expected to move to around 30%. This increase reflects the fact that the earnings benefit of the tax deduction for goodwill in the US will no longer be recognised through the profit and loss account (although there is no cash tax impact).

The Group's cash tax rate for 2005 was 19% (2004: 17%). For 2006 onwards, the cash tax rate is likely to average out, over time, in a range from the mid to high 20's.

Goodwill amortisation and exceptional items

The goodwill amortisation charge for the year was £269 million (2004: £275 million) and an additional charge of £95 million in respect of the impairment of goodwill carried on the Italian business was incurred.

The decline in scale of the Group's Middle East military business in 2005, with turnover down from £250 million in 2004 to £170 million in 2005 and with operating profit, before exceptional items, down from £50 million in 2004 to £35 million in 2005, is likely to continue into 2006, with operating profit expected to be no more than £5 million. In the light of this quicker than expected scaling back in activity, asset write-downs and provisions of £45 million have been reported as an exceptional item in 2005. The Group also disposed of 75% of Au Bon Pain in North America, the Gatwick Meridien hotel in the UK and paid further costs relating to previous disposals resulting in a net exceptional loss on disposal of businesses of £1m.

There were no exceptional items in 2004.

Earnings per share

Basic and diluted earnings per share on a reported basis were both nil pence (2004: 8.3 pence). Basic earnings per share before goodwill amortisation and exceptional items for the year was 19.1 pence (2004: 21.1 pence). Attributable profit and basic earnings per share are reconciled below.

	Attributable Profit		Basic Earnings Per Share		
	2005 £m	2004 £m	2005 Pence	2004 Pence	Growth
Reported	1	180	-	8.3	
Goodwill amortisation	269	275			
Exceptional items	141	-			
Underlying (1)	411	455	19.1	21.1	(9.5)%
Currency translation	-	(4)			
Constant currency	411	451	19.1	(20.9)	(8.6)%

(1) Underlying performance excludes goodwill amortisation and exceptional items.

Dividends

The recommended final dividend is 6.5 pence per share resulting in a total dividend for the year of 9.8 pence per share, an increase of 5.4% on 2004, reflecting confidence in the Group's ability to generate strong free cash flow. Dividend cover for 2005 was 1.9 times profit before goodwill amortisation and exceptional items. In the short term, earnings and cash dividends cover will be impacted by IFRS, the increase in the cash tax rate and the disposal of SSP. Whilst we remain committed to continue to grow the dividend in real terms, our objective over the medium term will be to move the dividend cover more towards the 2 times level.

Acquisitions

The Group's strategic focus continues to be on the organic development of its existing core businesses. During the year there have been a small number of acquisitions either to strengthen the Group's geographic coverage or to reinforce its sectoral presence in certain areas. The Group purchased businesses for £39 million in 2005 and purchased further shares in subsidiary companies not wholly owned for £66 million. £4 million of the aggregate purchase price is deferred consideration payable in the future. In aggregate, the net liabilities acquired had a provisional fair value of £8 million, including £2 million of net cash, resulting in goodwill of £113 million. Details of the acquisitions are given in note 15 to the financial statements.

The acquisition of other minority interests and the payment of deferred consideration is currently expected to amount to around £150 million in 2006. The Group does not currently anticipate any significant new acquisitions during 2006.

Pensions

In total, the Group charged £78 million (2004: £70 million) to profit before tax in respect of its pension arrangements, of which £52 million (2004: £48 million) relates to defined benefit schemes and £26 million (2004: £22 million) relates to defined contribution schemes. Actuaries to the Group's defined benefit

pension arrangements advise the Pension Trustees on the funding rates required by the Group. In total, the Group paid £100 million (2004: £74 million) during the year to the pension providers in order to enable the pension funds to fulfil their obligations.

Disclosure in accordance with FRS 17: Retirement Benefits is provided in note 16 to the financial statements. This shows that, at 30 September 2005, there was an unprovided pension deficit, net of deferred tax, of £222 million (2004: £131 million). Had the Group adopted FRS 17, the charge to the profit and loss account, before interest and tax, would have been £63 million (2004: £56 million, net of a £6 million one-off curtailment credit). The corresponding financing charge recorded to interest expense would have been £15 million (2004: £19 million) giving a total charge of £78 million (2004: £75 million).

Free cash flow

Free cash flow of £348 million (2004: £246 million) reflects reduced operating profit and higher cash interest payments (including a £20 million outflow as a result of the 2004 swap monetisation), more than offset by a stringent allocation of capital expenditure and improvements in working capital management.

Payments in respect of provisions for liabilities and charges absorbed £40 million (2004: £73 million). £31 million was spent on insurance, pensions and other post-employment benefits, £6 million on settling onerous contracts and £3 million in respect of legal and other claims.

Interest payments absorbed a net £159 million (2004: £131 million, before a one-off derivatives monetisation receipt of £104 million).

The net tax paid of £108 million (2004: £107 million) represents 19% of profit before tax (2004 : 17%), goodwill amortisation and exceptional items and is significantly less than the total tax charge for the year of £134 million. The main reasons for this difference are deductions allowable for tax but which are not charged to the profit and loss account, tax losses brought forward and utilised in the year, capital allowances in excess of depreciation and the timing of tax payments.

Net capital expenditure absorbed £291 million (2004: £329 million). Including the £12 million of fixed assets acquired under finance lease contracts (2004: £9 million), net capital expenditure represents 2.5% of turnover excluding fuel (2004: 3.0%). The Group has stringent controls on capital expenditure that are monitored centrally. There are fixed authority limits at each subsidiary company level and internal rate of return criteria that each project must achieve to obtain approval.

Acquisition payments were £124 million, comprising £105 million of consideration paid, less £2 million of cash acquired and £21 million of deferred consideration and costs paid in respect of previous acquisitions.

In aggregate, deferred consideration payable at 30 September 2005 amounted to £28 million (2004: £41 million).

In 2005, dividend payments totalled £205 million (2004: £249 million). 2004 reflected the payment of three dividends as the Group accelerated the timing of dividend payments.

Net proceeds from the sale of 75% of Au Bon Pain and the Gatwick Meridien hotel were £75 million (proceeds from disposals in 2004: £86 million).

The net cash inflow for the year was £94 million, before £1 million of proceeds on the issue of ordinary shares, £12 million of new finance leases and a translation loss on net debt for the year of £26 million, principally as a result of the closing US dollar rate moving from 1.81 to 1.77 over the year, and

the closing Euro rate moving from 1.46 to 1.47 over the year.

Closing net debt as at 30 September 2005 was £2,316 million (2004: £2,373 million).

Outlook

In 2006, the Group anticipates continued strong trading in North America and the Rest of the World (excluding the impact of scaling back the Middle East military business). In Continental Europe, where the macro-economic climate is expected to continue to contribute to a difficult trading environment, the focus will remain on keeping a tight cost base and working to improve client retention. In the UK, cost pressures are expected to remain a significant challenge, however, actions are being taken to deliver a robust contract base with the aim of achieving a similar level of profit to that in 2005. Overall the Group will continue to focus on free cash flow and improving return on capital employed.

Michael J Bailey
Chief Executive

Sir Francis H Mackay
Chairman

NOTES

(a) The results for the year ended 30 September 2005 were approved by the Directors on 29 November 2005 and have been prepared on the basis of accounting policies disclosed in the 2004 Annual Report.

The financial information set out in the announcement does not constitute the Company's statutory accounts for the years ended 30 September 2005 or 30 September 2004 but is derived from those accounts. The auditors have reported on these accounts; their reports were unqualified and did not contain a statement under section 237 (2) or (3) of the Companies Act 1985. The 2005 accounts will be delivered to the Registrar of Companies following the Company's Annual General Meeting.

(b) Forward looking statements

This Preliminary Statement Press Release contains forward looking statements within the meaning of Section 27A of the Securities Act 1933, as amended, and Section 21E of the Securities Exchange Act 1934, as amended. These statements are subject to a number of risks and uncertainties and actual results and events could differ materially from those currently being anticipated as reflected in such forward looking statements. The terms 'expect', 'should be', 'will be', 'is likely to' and similar expressions identify forward looking statements. Factors which may cause future outcomes to differ from those foreseen in forward looking statements include, but are not limited to: general economic conditions and business conditions in Compass Group's markets; exchange rate fluctuations; customers' and clients' acceptance of its products and services; the actions of competitors; and legislative, fiscal and regulatory developments.

(c) The timetable for the proposed final dividend of 6.5p per share is as follows:

Ex dividend date: 8 February 2006
Record date: 10 February 2006
Payment date: 6 March 2006

(d) A presentation for analysts and investors will take place at 9:30 am (GMT/ London) on Tuesday 29 November 2005 at the Merrill Lynch Financial Centre, 2 King Edward Street, London, EC1A 1HQ.

The live presentation can also be accessed via both a webcast and dial-in teleconference starting at 9:30 am:

- To listen to the live presentation via teleconference, dial (UK) +44 20

7365 1854.

- To view the presentation slides and/or listen to a live audio webcast of the presentation, go to www.compass-group.com or www.cantos.com.

- Please note that remote listeners will not be able to ask questions during the Q&A session.

A replay recording of the presentation will also be available via teleconference and webcast:

- A teleconference replay of the presentation will be available for five working days, until 6 December 2005. To hear the replay, dial (UK) +44 20 7784 1024 or (US) +1 718 354 1112. The replay passcode is 3149869#.
- A webcast replay of the presentation will be available for six months, at www.compass-group.com and www.cantos.com.

For North American based investors, there will be a question and answer conference call starting at 1:00pm (EST/New York)

- To participate in the live question and answer session via conference call, dial (US) +1 718 354 1158.

- A teleconference replay of the call will be available for five working days, until 6 December 2005. To hear the replay, dial (US) +1 718 354 1112. The replay passcode is 8794285#.

- The North American investor conference call will also be audio webcast live, and archived for replay, at www.compass-group.com and www.cantos.com.

Enquiries:

Compass Group PLC	+ 44 (0) 1932 573000
Investor/Analysts:	Sarah Ellis
Media:	Paul Kelly
Brunswick	+ 44 (0) 20 7404 5959
Simon Sporborg	
Pamela Small	

Website
www.compass-group.com.

Compass Group is the world's largest foodservice company with annual revenues of over £12 billion. Compass Group has some 400,000 employees working in more than 90 countries around the world. For more information visit www.compass-group.com.

NOTES

A selection of recent contract gains and renewals is set out below.

Contract

Business & Industry

- Switzerland - World Health Organisation (OMS) awarded Eurest Switzerland a new three year contract with annual turnover of £2.5 million.
- Switzerland - Zurich-Kloten Airport renewed its contract with Compass Group (Suisse) SA for a further seven years with annual turnover of £6.3 million.

Healthcare

- UK - Nottinghamshire Hospitals PFI renewed and extended its contract with Medirest for a further six and a half years with an annual turnover of £8.3 million.
- USA - Desert Regional Medical Center (CA) awarded Morrison Management Specialists a new five-year contract with annual turnover of £3.0 million.
- USA - University of Kentucky Hospital (KY) awarded Morrison Management Specialists a new three-year contract with annual turnover of £2.9 million.

Education

- USA - Thunderbird The Garvin School of International Management (AZ) awarded Compass Group The Americas in conjunction with Chartwells, FLIK and Canteen a new three-year contract with annual turnover of £3.6 million.
- USA - Rochester City Schools (NY) awarded Chartwells a new one-year contract with annual turnover of £3.5 million.

Sports & Leisure

- UK - Imperial War Museum North awarded Milburns a new five-year contract with annual turnover of £0.6 million.
- USA - The Bradley Center awarded Levy Restaurants a new seven-year contract with annual turnover of £5.4 million.

Travel Concessions

- USA - Long Beach Airport (CA) awarded Creative Host Services a new ten-year contract with annual turnover of £ 3.5 million.
- Jamaica - Montego Bay Airport awarded Creative Host Services a new ten-year contract with annual turnover of £2.9 million.

CONSOLIDATED PROFIT AND LOSS ACCOUNT
For the year ended 30 September 2005

	Notes	Before goodwill amortisation and exceptional items £m	Goodwill amortisation and exceptional items £m	Total 2005 £m	goodwill amortisation Before £m	am
Turnover	1					
Continuing operations		12,636	-	12,636	11,772	
Acquisitions		68	-	68	-	
Total turnover		12,704	-	12,704	11,772	
Operating costs		(11,995)	(409)	(12,404)	(11,001)	
Operating profit						
Continuing operations		708	(409)	299	771	
Acquisitions		1	-	1	-	
		709	(409)	300	771	
Share of profits of associated undertakings						

	Note				
Continuing operations	1	2	-	2	2
Discontinued operations	1	-	-	-	2
Total operating profit: Group and share of associated undertakings	1	711	(409)	302	775
Loss on disposal of businesses	2	-	(1)	(1)	-
Interest receivable and similar income		4	-	4	5
Interest payable and similar charges	3	(134)	-	(134)	(135)
Net interest		(130)	-	(130)	(130)
Profit on ordinary activities before taxation		581	(410)	171	645
Tax on profit on ordinary activities	4	(134)	-	(134)	(152)
Profit on ordinary activities after taxation		447	(410)	37	493
Equity minority interests		(36)	-	(36)	(38)
Profit for the financial year		411	(410)	1	455
Equity dividends	5	(211)	-	(211)	(200)
Amount transferred to/(from) reserves	14	200	(410)	(210)	255
Basic earnings per ordinary share	6			0.0p	
Basic earnings per ordinary share - excluding goodwill amortisation					

and exceptional items	6	19.1p		21.1p
Diluted earnings per ordinary share	6		0.0p	
Diluted earnings per ordinary share - excluding goodwill amortisation and exceptional items	6	19.0p		21.0p

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

For the year ended 30 September 2005

	2005 £m	2004 £m
Profit for the financial year	1	180
Currency translation differences	9	1
Tax in profit and loss reserve relating to currency translation	2	(18)
Total gains and losses recognised in the year	12	163

RECONCILIATION OF MOVEMENTS IN CONSOLIDATED SHAREHOLDERS' FUNDS
For the year ended 30 September 2005

	2005 £m	2004 £m
Profit for the financial year	1	180
Dividends	(211)	(200)
	(210)	(20)
Currency translation differences	9	1
Tax in profit and loss reserve relating to currency translation	2	(18)
Issue of shares	1	10
Repurchase of shares	-	(69)
Purchase of own shares	-	(1)
Net reduction in shareholders' funds	(198)	(97)
Opening shareholders' funds	2,482	2,579
Closing shareholders' funds	2,284	2,482

CONSOLIDATED BALANCE SHEET
As at 30 September 2005

	Notes	2005 £m	2004 £m
Fixed assets			
Intangible assets	7	3,969	4,223
Tangible assets	8	1,777	1,805

	Note		
Investments	9	51	30
		5,797	6,058
Current assets			
Stocks		263	279
Debtors: amounts falling due within one year	10	1,692	1,568
amounts falling due after more than one year	10	276	287
Cash at bank and in hand		318	266
		2,549	2,400
Creditors: amounts falling due within one year	11	(3,000)	(2,872)
Net current liabilities		(451)	(472)
Total assets less current liabilities		5,346	5,586
Creditors: amounts falling due after more than one year	12	(2,591)	(2,665)
Provisions for liabilities and charges	13	(398)	(385)
Equity minority interests		(73)	(54)
Net assets		2,284	2,482
Capital and reserves			
Called up share capital		216	216
Share premium account	14	94	93
Capital redemption reserve	14	9	9
Merger reserve	14	4,170	4,170
Profit and loss reserve	14	(2,204)	(2,005)
Less: own shares		(1)	(1)
Total equity shareholders' funds		2,284	2,482

CONSOLIDATED CASH FLOW STATEMENT
For the year ended 30 September 2005

	2005		2004	
	£m	£m	£m	£m
Net cash inflow from operating activities (note I)		931		735
Dividends from associated undertakings		4		4
Returns on investments and servicing of finance				
Interest received	4		5	
Interest paid	(161)		(134)	
Proceeds from termination of interest rate swaps	-		104	
Interest element of finance lease rental payments	(2)		(2)	
Dividends paid to minority interests	(29)		(30)	
Net cash outflow from returns on investments and servicing of finance		(188)		(57)
Taxation				
Tax received	23		5	
Tax paid	(131)		(112)	

Capital expenditure and financial investment				
Purchase of tangible fixed assets	(339)		(365)	
Sale of tangible fixed assets	48		36	
Total capital expenditure and financial investment		(291)		(329)
Free cash flow		348		246
Acquisitions and disposals (note IV)				
Purchase of subsidiary companies and investments in associated undertakings	(124)		(167)	
Net proceeds from businesses held for resale	-		19	
Sale of minority interest	-		3	
Sale of subsidiary companies and associated undertakings	75		64	
Total acquisitions and disposals		(49)		(81)
Equity dividends paid		(205)		(249)
		(254)		(330)
Net cash inflow/(outflow) before management of liquid resources and financing		94		(84)
Financing				
Issue of ordinary share capital	1		10	
Repurchase of share capital	-		(91)	
Purchase of own shares, net	-		(1)	
Debt due within one year:				
Decrease in bank loans and loan notes	(61)		(26)	
Debt due after one year:				
Increase in bank loans and loan notes	11		270	
Capital element of finance lease rentals	(16)		(21)	
Net cash (outflow)/inflow from financing		(65)		141
Increase in cash in the year		29		57
Reconciliation of net cash flow to movement in net debt (note II)				
Increase in cash in the year		29		57
Cash outflow/(inflow) from change in debt and lease finance		66		(223)
Change in net debt resulting from cash flows		95		(166)
Loans acquired with subsidiaries and changes in finance leases		(12)		(19)
Effect of foreign exchange rate changes		(26)		120
Movement in net debt in the year		57		(65)
Opening net debt		(2,373)		(2,308)
Closing net debt		(2,316)		(2,373)

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT
For the year ended 30 September 2005

I Reconciliation of operating profit to net cash inflow from operating activities:

	2005	2004
	£m	£m

Operating profit before goodwill amortisation and exceptional items	711	775
Depreciation excluding exceptional items	293	258
EBITDA	1,004	1,033
Profit on disposal of fixed assets	(9)	(8)
Profit on disposal of businesses	-	(10)
Share of profits of associated undertakings	(2)	(4)
Expenditure in respect of provisions for liabilities and charges	(40)	(73)
Amounts charged in respect of provisions	29	28
Increase in stocks	(4)	(57)
Increase in debtors	(119)	(110)
Increase/(decrease) in creditors	72	(64)
Net cash inflow from operating activities before exceptional items	931	735

II Analysis of net debt:

	1 October 2004 £m	Cash flow £m	Exchange movements £m	Acquisitions (excluding cash and overdrafts) £m	Other non-cash changes £m	30 Sep
Cash at bank and in hand	266	48	4	-	-	
Overdrafts	(14)	(19)	-	-	-	
	252	29	4	-	-	
Debt due within one year	(85)	61	-	-	(77)	
Debt due after one year	(2,486)	(11)	(29)	-	77	
Finance leases	(54)	16	(1)	-	(12)	
	(2,625)	66	(30)	-	(12)	
Total	(2,373)	95	(26)	-	(12)	

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (continued)
For the year ended 30 September 2005

III Purchase and disposal of subsidiary companies and investments in associated undertakings:

	2005 £m Purchases	2005 £m Disposals	2004 £m Purchases	2004 £m Disposals
Net assets acquired/(disposed of):				
Tangible fixed assets	-	(57)	28	(1)
Investments	3	-	7	(47)
Stocks	-	(3)	4	(1)
Debtors	8	(8)	25	(1)
Cash	2	-	21	-
Loans	-	-	(7)	-
Leases	-	-	(3)	-

Creditors	(10)	10	(56)	1
Provisions	(3)	-	(5)	-
Tax	-	(2)	6	-
Minority interests	(6)	-	6	-
	(6)	(60)	26	(49)
Loss on disposal	-	1	-	2
Goodwill acquired/(disposed of)	115	(31)	162	(17)
	109	(90)	188	(64)
Satisfied by:				
Cash consideration payable/(receivable)	105	(75)	169	(64)
Investment in associated undertaking	-	(15)	-	-
Deferred consideration payable	4	-	19	-
	109	(90)	188	(64)

IV Analysis of net flow of cash in respect of the purchase and disposal of subsidiary companies and investments in associated undertakings:

	2005 £m Purchases	2005 £m Disposals	2004 £m Purchases	2004 £m Disposals
Cash consideration paid/(received net of liabilities settled)	105	(75)	169	(64)
Cash acquired	(2)	-	(21)	-
	103	(75)	148	(64)
Deferred consideration and costs relating to previous acquisitions	21	-	19	-
	124	(75)	167	(64)

The cash effect of the disposals consists of £48 million net cash consideration on the disposal of 75% of Au Bon Pain in North America, £30 million net cash consideration on the disposal of the Gatwick Meridien hotel in the UK and £3 million of costs relating to previous disposals.

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 September 2005

1. Turnover and operating profit

	Continuing operations £m	Acquisitions £m	2005 £m	2004 £m
Turnover				
Foodservice:				
Geographical analysis:				
- North America	3,885	52	3,937	3,531
- United Kingdom	3,292	-	3,292	3,092
- Continental Europe and Rest of the World	5,459	16	5,475	5,149

	12,636	68	12,704	11,772
Total operating profit: Group and share of associated undertakings Before goodwill amortisation and exceptional items				
Foodservice:				
- The Company and its subsidiary undertakings				
Continuing	708	1	709	771
- Associated undertakings				
Continuing	2	-	2	2
Discontinued	-	-	-	2
	710	1	711	775
Geographical analysis:				
- North America				
The Company and its subsidiary undertakings	206	1	207	190
- United Kingdom				
The Company and its subsidiary undertakings	205	-	205	294
Associated undertakings	1	-	1	1
- Continental Europe and Rest of the World				
The Company and its subsidiary undertakings	297	-	297	287
Associated undertakings				
Continuing	1	-	1	1
Discontinued	-	-	-	2
	710	1	711	775
Amortisation of goodwill - continuing operations				
- North America	(49)	-	(49)	(48)
- United Kingdom	(157)	-	(157)	(156)
- Continental Europe and Rest of the World	(63)	-	(63)	(71)
	(269)	-	(269)	(275)
Exceptional items - continuing operations - Continental Europe and Rest of the world	(140)	-	(140)	-
Total goodwill amortisation and exceptional items	(409)	-	(409)	(275)
Total operating profit: Group and share of associated undertakings	301	1	302	500

Total operating profit after goodwill amortisation for the year ended 30 September 2005 relates to foodservice analysed as North America £158 million, UK £49 million and Continental Europe and Rest of the World £95 million (2004: £142 million, £139 million and £219 million respectively).

Certain minor reclassifications have been made to the previously reported geographical analysis of operations to align with the Group's current management structures.

NOTES TO THE FINANCIAL STATEMENTS (continued)
For the year ended 30 September 2005

2. Exceptional items

	2005	2004
	£m	£m
Charged within operating profit:		
Exceptional operating items - continuing operations		
Middle East military catering operations	45	-
Impairment of goodwill - Italy	95	-
	140	-
Charged after operating profit:		
Exceptional loss - disposal of businesses	1	-

The Group is reducing the scale of its military catering operations in the Middle East. Related asset write-downs and provisions have resulted in an exceptional charge of £45 million. In addition, the goodwill arising on the acquisition of Onama in Italy was impaired following a review of the profitability of the underlying business.

The Group also disposed of 75% of Au Bon Pain in North America and the Gatwick Meridien hotel in the UK and paid further costs relating to previous disposals resulting in a net loss of £1m.

3. Interest payable and similar charges

	2005	2004
	£m	£m
Bank loans and overdrafts	23	34
Other loans	109	99
Finance lease interest	2	2
	134	135

4. Tax on profit on ordinary activities

	2005	2004
	£m	£m
UK corporation tax at 30% (2004: 30%)	51	49
Overseas tax	109	105
UK tax on share of profits of associated undertakings	1	1
Overseas tax on share of profits of associated undertakings	1	2
Current tax charge on profit before goodwill amortisation and exceptional items	162	157
UK deferred tax	8	18
Impact of discounting UK deferred tax	(1)	(1)
Overseas deferred tax	27	17
Impact of discounting overseas deferred tax	(12)	(12)
	184	179
Adjustments in respect of prior years:		
UK corporation tax	(8)	10
Overseas tax	(51)	(32)
UK deferred tax	4	(2)
Overseas deferred tax	5	(3)

	(50)	(27)
Total tax charge before exceptional items	134	152
Exceptional items:		
UK corporation tax	(2)	-
UK deferred tax	5	-
Impact of discounting UK deferred tax	(2)	-
Overseas tax	3	-
Overseas deferred tax	(4)	-
Total exceptional tax	-	-
Tax on profit on ordinary activities after exceptional items	134	152

NOTES TO THE FINANCIAL STATEMENTS (continued)
For the year ended 30 September 2005

4. Tax on profit on ordinary activities (continued)

The main factors affecting the future tax charge are addressed in the section headed Taxation on page 11.

	2005 %	2004 %
Reconciliation of the UK statutory tax rate to the effective current tax rate		
Tax charge on profit on ordinary activities before goodwill amortisation and exceptional items at the UK statutory rate of 30%	30	30
Increase/(decrease) resulting from:		
Permanent items	2	1
Amortisation of tax deductible goodwill	(2)	(2)
Overseas taxes at higher rates	3	2
Losses bought forward	(2)	(5)
Capital allowances for the period in excess of depreciation charged	-	(1)
Tax credits	(1)	-
Other timing differences	(2)	(1)
Current tax rate on profit before goodwill amortisation and exceptional items	28	24
Non-deductible goodwill amortisation and exceptional items	67	18
Current tax rate on profit before taxation	95	42

5. Dividends

	Per share	2005 £m	Per share	2004 £m
Dividends on ordinary shares of 10p each:				
Interim	3.3p	71	3.1p	66
Proposed final	6.5p	140	6.2p	134
	9.8p	211	9.3p	200

NOTES TO THE FINANCIAL STATEMENTS (continued)
For the year ended 30 September 2005

6. Earnings per share

	Attributable profit 2005 £m	Average number of shares 2005 Millions	Earnings per share 2005 Pence	Attributable profit 2004 £m	Avera number shar 20 Millio
Basic earnings per share	1	2,156	0.0	180	2,1
Effect of dilutive share options	-	2	0.0	-	
Diluted earnings per share	1	2,158	0.0	180	2,1
Reconciliation of earnings per share to exclude goodwill amortisation and exceptional items					
Basic earnings per share	1	2,156	0.0	180	2,1
Effect of goodwill amortisation (net of tax)	269	-	12.6	275	
Effect of goodwill impairment (net of tax)	95	-	4.4	-	
Effect of exceptional items (net of tax)	46	-	2.1	-	
Basic earnings per share excluding goodwill amortisation and exceptional items	411	2,156	19.1	455	2,1
Diluted earnings per share	1	2,158	0.0	180	2,1
Effect of goodwill amortisation (net of tax)	269	-	12.5	275	
Effect of goodwill impairment (net of tax)	95	-	4.4	-	
Effect of					

exceptional items (net of tax)	46	-	2.1	-	
Diluted earnings per share excluding goodwill amortisation and exceptional items	411	2,158	19.0	455	2,1

Earnings per share excluding goodwill amortisation and exceptional items has been shown to disclose the impact of these on underlying earnings.

7. Intangible fixed assets

Goodwill	£m
Cost	
At 1 October 2004	5,244
Additions arising from acquisitions	115
Disposal	(43)
Currency adjustment	35
At 30 September 2005	5,351
Amortisation	
At 1 October 2004	1,021
Charge for the year	269
Impairment	95
Disposal	(12)
Currency adjustment	9
At 30 September 2005	1,382
Net book amount	
At 30 September 2005	3,969
At 30 September 2004	4,223

Additions to goodwill arising from acquisitions relates to the acquisitions shown in note 15. Goodwill on acquisitions is being amortised over periods of up to 20 years which are considered to be the estimated useful lives.

NOTES TO THE FINANCIAL STATEMENTS (continued)
For the year ended 30 September 2005

8. Tangible fixed assets

	Freehold land and buildings £m	Long leasehold property £m	Short leasehold property £m	Plant and machinery £m	Fixtures and fittings £m	To
Cost						
At 1 October 2004	493	61	391	1,447	770	3,
Currency adjustment	-	-	5	18	8	
Additions	14	1	21	203	112	
Disposals	(9)	(3)	(7)	(154)	(46)	(
Business						

disposals	-	-	(25)	(53)	(6)	
Transfer between categories	-	1	5	(18)	12	
At 30 September 2005	498	60	390	1,443	850	3,
Depreciation						
At 1 October 2004	95	7	69	796	390	1,
Currency adjustment	-	-	2	10	4	
Charge for the year	11	2	14	177	89	
Exceptional	-	-	-	5	-	
Disposals	-	-	(1)	(133)	(46)	(
Business disposals	-	-	(3)	(21)	(3)	
Transfer between categories	-	1	5	(6)	-	
At 30 September 2005	106	10	86	828	434	1,
Net book amount						
At 30 September 2005	392	50	304	615	416	1,
At 30 September 2004	398	54	322	651	380	1,

The net book amount of the Group's tangible fixed assets includes, in respect of assets held under finance leases, freehold buildings and long and short leasehold property £9 million (2004: £9 million), plant and machinery £37 million (2004: £34 million) and fixtures and fittings £3 million (2004: £3 million).

9. Investments held as fixed assets

	Investment in associated undertakings £m
Cost	
At 1 October 2004	30
Additions	4
Investment in associated undertaking retained on disposal of subsidiary	15
Share of retained profits less losses	-
Dividends received	(4)
Currency and other adjustments	6
At 30 September 2005	51

Investment in associated undertakings includes £15 million being the remaining 25% of the Group's share of Au Bon Pain which is incorporated in the USA and is unlisted.

NOTES TO THE FINANCIAL STATEMENTS (continued)

For the year ended 30 September 2005

10. Debtors

	2005 £m	2004 £m
Amounts falling due within one year		
Trade debtors	1,318	1,186
Amounts owed by associated undertakings	2	1
Overseas tax recoverable	9	12
Other debtors	141	153
Prepayments and accrued income	222	216
	1,692	1,568
Amounts falling due after more than one year		
Other debtors	199	189
Overseas tax recoverable	-	3
Deferred tax	77	95
	276	287

The closing total deferred tax balance is analysed as follows:

	2005 £m	2004 £m
Deferred tax analysis		
Deferred tax assets:		
UK capital allowances in excess of depreciation	(10)	(10)
UK short-term timing differences	73	72
UK other timing differences	(7)	-
Overseas tax deductible intangible assets	(80)	(80)
Overseas tax depreciation in excess of book depreciation	(18)	(17)
Overseas short-term timing differences	46	60
Discount on UK and overseas timing differences	73	70
	77	95
Deferred tax liabilities:		
Overseas tax depreciation in excess of book depreciation	(17)	-
Net deferred tax	60	95

The movements on total deferred tax are as follows:	£m
At 1 October 2004	95
Arising from acquisitions	(1)
Arising from disposals	(3)
Charged to profit and loss account	(30)
Credited to profit and loss reserve	3
Other movements	(4)
At 30 September 2005	60

Deferred tax assets of £80 million (2004: £73 million) have not been recognised as the timing of recovery is uncertain.

NOTES TO THE FINANCIAL STATEMENTS (continued)
For the year ended 30 September 2005

11. Creditors - amounts falling due within one year

	2005 £m	2004 £m
Loan notes	82	19
Bank loans	19	66
Bank overdrafts	33	14
Obligations under finance leases	15	16
Trade creditors	1,035	926
Amounts owed to associated undertakings	2	2
Corporation tax	232	211
Overseas tax	101	142
Other tax and social security costs	220	203
Other creditors	258	264
Deferred consideration	13	14
Accruals and deferred income	850	861
Proposed dividend	140	134
	3,000	2,872

12. Creditors - amounts falling due after more than one year

	2005 £m	2004 £m
Bonds	1,339	1,348
Loan notes	487	550
Bank loans	623	588
Obligations under finance leases	36	38
Other creditors	40	44
Deferred consideration	15	27
Accruals and deferred income	51	70
	2,591	2,665

All amounts due under bonds, loan notes and bank facilities are shown net of unamortised issue costs.

Bonds are unsecured and consist of the following:
- Euro Eurobond with nominal value €750 million redeemable in 2009 and bearing interest at 6.0% per annum.
- Sterling Eurobond with nominal value £200 million redeemable in 2010 and bearing interest at 7.125% per annum.
- Sterling Eurobond with nominal value £325 million redeemable in 2012 and bearing interest at 6.375% per annum.
- Sterling Eurobond with nominal value £250 million redeemable in 2014 and bearing interest at 7.0% per annum.

The bond redeemable in 2014 is recorded at its fair value to the Group on acquisition in 2000.

The Group has fixed term, fixed interest private placements totalling US$991 million (£560 million) at interest rates between 5.11% and 7.955%. US$618 million (£349 million) is repayable in five to ten years.
Maturity of financial liabilities and other creditors falling due after more than one year as at 30 September 2005 is as follows:

NOTES TO THE FINANCIAL STATEMENTS (continued)
For the year ended 30 September 2005

12. Creditors - amounts falling due after more than one year (continued)

	2005					
	Bonds and loan notes £m	Loans and overdrafts £m	Other £m	Total £m	Bonds and loan notes £m	Loans and overdrafts £m
In more than one year but not more than two years	30	29	98	157	75	5
In more than two years but not more than five years	818	589	35	1,442	627	574
In more than five years	978	5	9	992	1,196	9
	1,826	623	142	2,591	1,898	588
In one year or less, or on demand	82	52	28	162	19	80
	1,908	675	170	2,753	1,917	668

	2005 £m	2004 £m
Bank loans:		
Repayable by instalments in more than five years	5	9
Repayable by instalments within five years	24	23
Less: amounts falling due within one year	(5)	(5)
Amounts repayable by instalments falling due after more than one year	24	27
Repayable otherwise than by instalments within five years	613	622
Less: amounts falling due within one year	(14)	(61)
Amounts repayable otherwise than by instalments falling due after more than one year	599	561

13. Provisions for liabilities and charges

Pensions and other post employment	Onerous	Legal and other	D

	benefits £m	Insurance £m	contracts £m	claims £m	Environmental £m
At 1 October 2004	253	38	31	52	11
Arising from acquisitions	2	-	-	1	-
Expenditure in the year	(26)	(5)	(6)	(3)	-
Charged to profit and loss account	19	6	-	4	-
Credited to profit and loss account	(1)	-	(2)	(1)	-
Reclassified	4	(1)	-	1	-
Currency adjustment	2	-	1	1	-
At 30 September 2005	253	38	24	55	11

Pensions and other post-employment benefits and insurance relate to the costs of self-funded pension schemes or statutory retirement benefits and self-funded insurance schemes respectively and are essentially long-term in nature. Onerous contracts represent the liabilities in respect of short and long term leases on non-utilised properties and other contracts lasting under five years. Legal and other claims relate principally to provisions for the cost of litigation and other claims. The timing of the settlement of these claims is uncertain. Environmental provisions are in respect of liabilities relating to the Group's responsibility for maintaining its operating sites in accordance with statutory requirements and the Group's aim to have a low impact on the environment.

14. Reserves

				Consolidated profit and loss re	
	Share premium account £m	Capital redemption reserve £m	Merger reserve £m	Before goodwill written off £m	Goodwill written off £m
At 1 October 2004 2004	93	9	4,170	127	(2,132)
Currency translation differences	-	-	-	24	(15)
Tax on currency translation differences	-	-	-	2	-
Premium on ordinary shares issued, net of expenses	1	-	-	-	-

Amount

transferred from reserves	-	-	-	(210)	-
At 30 September 2005	94	9	4,170	(57)	(2,147)

Currency translation differences are net of £26 million of exchange losses on loans which have been offset in reserves against gains of £35 million on retranslation of overseas net assets.
Goodwill written off represents the excess of the consideration for the operations acquired prior to 1 October 1998 over the fair value of the net assets acquired. The goodwill has been written off to profit and loss reserve on consolidation.

NOTES TO THE FINANCIAL STATEMENTS (continued)
For the year ended 30 September 2005

15. Acquisitions
Businesses acquired during the year are shown below.
Adjustments have been made to reflect the provisional fair value of assets and liabilities acquired as follows:

	Consideration and costs	Net assets acquired	Fair value adjustments	Accounting policy realignment	Fair value of assets aquired
	£m	£m	£m	£m	£m
Further purchase of 30% of Onama	42	(15)	-	-	(15
HDS	20	(2)	(1)	-	(3
Others	43	14	(1)	(3)	10
Total acquisitions in the year	105	(3)	(2)	(3)	(8
Adjustments to prior periods:					
Deferred consideration payable	4	-	-	-	-
Adjustments to net assets acquired	-	-	2	-	2
	4	-	2	-	2
	109	(3)	-	(3)	(6

	Net assets acquired	Fair value adjustments	Accounting policy realignment	Fair value to the Group
	£m	£m	£m	£m
Tangible fixed assets	1	(1)	-	-
Investments	4	(1)	-	3
Debtors	6	2	-	8
Cash	2	-	-	2
Creditors	(9)	(1)	-	(10)

Provisions	(1)	(2)	-	(3)
Tax	-	3	(3)	-
Minority interests	(6)	-	-	(6)
	(3)	-	(3)	(6)

All acquisitions were accounted for under the acquisition method of accounting. Fair value adjustments principally relate to asset valuation adjustments, recognising pension commitments and other liabilities not previously recorded. Adjustments made to the fair value of assets of businesses acquired in 2005 are provisional owing to the short period of ownership.
Adjustments to prior year acquisitions relate to the restatement of the values of assets and liabilities in the light of knowledge arising from a more extended period of ownership and additional consideration and costs, all in respect of acquisitions made during the year ended 30 September 2004.
There was no material difference between operating profits arising from acquisitions and cash flows contributed by those acquisitions.
16. Pensions

The assets and liabilities of the major schemes operated by the Group and the effect that adoption of FRS 17 would have had on the Group's profit and loss reserves are shown below:

	UK schemes		US schemes		Other schemes		
30 September 2005	Long term expected rate of return	£m	Long term expected rate of return	£m	Long term expected rate of return	£m	expe of
Equities	7.5%	496	8.3%	53	6.2%	44	
Bonds	4.5%	310	5.0%	17	3.4%	65	
Other assets	4.0%	18	3.9%	1	3.0%	48	
Market value		824		71		157	
Liabilities		(1,179)		(166)		(239)	
Deficit		(355)		(95)		(82)	
Deferred tax asset		107		33		29	
Net FRS 17 liability		(248)		(62)		(53)	

Net FRS 17 liability

Reverse existing provisions/assets net of deferred tax

Reverse existing SSAP 24 prepayment for Group pension schemes

Net adjustment
which would
result from
the adoption
of FRS 17

Profit and
loss reserve
as reported

Profit and
loss reserve
on a FRS 17
basis

The FRS 17 deficit has increased during the year ended 30 September 2005 as set out below:

	£m
As at 1 October 2004	(426)
Current service costs	(37)
Contributions paid	73
Other financial costs	(15)
Actuarial losses	(124)
Exchange rate losses	(3)
As at 30 September 2005	(532)

NOTES TO THE FINANCIAL STATEMENTS (continued)
For the year ended 30 September 2005

17. Contingent Liabilities

On 21 October, the Group announced that it had instructed Freshfields to conduct an investigation into the relationships between ESS, IHC and the United Nations. Ernst & Young are assisting Freshfields in the investigation, reporting to the Chairman of the Compass Group PLC Audit Committee.

On 3 November, the Group announced that the investigation raised serious concerns as to whether, within ESS, there has been in connection with IHC and the UK, improper conduct and a failure to comply with the Group's statement of business principles (which apply to all staff, whatever their seniority). As a result, three employees have been dismissed.

The investigation is ongoing and, as yet, no final conclusions have been reached.

The Group will continue to co-operate voluntarily and fully as appropriate with the UN and US authorities, including the Office of the United States Attorney for the Southern District of New York.

UN contracts account for less than 0.5% of the Group's turnover and profits.

No provision has been made in these financial statements in respect of these matters and it is not currently possible to quantify any potential liability which may arise. The Directors currently have no reason to believe that any potential liability that may arise would be material to the financial position of the Group.

18. Exchange rates

Exchange rates for major currencies used during the period were:

	2005 Average Rate	2004 Average Rate	2005 Closing Rate	2004 Closing Rate
Australian Dollar	2.42	2.47	2.32	2.50
Canadian Dollar	2.26	2.37	2.05	2.29
Danish Krone	10.83	10.94	10.95	10.84
Euro	1.46	1.47	1.47	1.46
Japanese Yen	198.34	194.98	200.51	199.44
Norwegian Krone	11.76	12.32	11.54	12.18
Swedish Krona	13.35	13.43	13.67	13.17
Swiss Franc	2.25	2.28	2.28	2.26
US Dollar	1.85	1.79	1.77	1.81

END

82-5161

Regulatory Announcement

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Company	Compass Group PLC
TIDM	CPG
Headline	Holding(s) in Company
Released	15:21 14-Dec-05
Number	6687V

RNS Number:6687V
Compass Group PLC
14 December 2005

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF LISTED COMPANY

COMPASS GROUP PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

FRANKLIN RESOURCES, AND ITS AFFILIATES

3) Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SEE LETTER BELOW

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE LETTER BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH

10) Date of transaction

ON OR BEFORE 13 DECEMBER 2005

11) Date listed company informed

14 DECEMBER 2005

12) Total holding following this notification

323,955,723

13) Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

15.0281%

14) Any additional information

SEE LETTER BELOW

15) Name of contact and telephone number for queries

ANDREW V DERHAM
TEL: 01932 573159

16) Name and signature of duly authorised officer of the listed company responsible for making this notification

Date of Notification ...... 14 DECEMBER 2005

Letter to: Compass Group Plc
Dated: 13 December, 2005

S.198 Companies Act - Disclosure of Share Interests

We are acting on behalf of Franklin Resources, Inc. and its affiliates, which includes Franklin Mutual Advisers, LLC and Templeton Worldwide, Inc. Franklin Resources, Inc., a diversified financial services company, and its affiliates perform, investment management, advisory and related services for clients on a global basis.

Please find attached a schedule regarding interests in the share capital of your Company under management of Franklin Resources, Inc. and its affiliates.

If you have any questions regarding this disclosure, please contact Charles Hopfe at 954-527-2138 or Sally Culver at 954-847-2221. You may also contact either individual by facsimile at 954-527-2160.

Lori A Weber
Assistant Secretary
Franklin Resources Inc.

SCHEDULE
COMPASS GROUP PLC

Outstanding Shares 2,155,661,135

Registered Holder	No. of Shares	% of Class
Bank of New York, Europe	34,210	0.0016%
Bank of New York, London	6,757,191	0.3135%
Citibank Nominees Ltd.	6,604,004	0.3064%
Clydesdale Bank PLC	1,792,220	0.0831%
Euroclear Bank SA	87,910	0.0041%
HSBC	4,527,885	0.2100%
JP Morgan/Chase Nominees Ltd	215,387,653	9.9917%
Mellon Bank NA	23,237,756	1.0780%
Merrill Lynch	2,340,320	0.1086%
Northern Trust Company	10,339,653	0.4797%
Royal Trust Corp of Canada, London	10,325,612	0.4790%
State Street Nominees Limited	42,521,309	1.9725%
TOTAL	323,955,723	15.0281%

This information is provided by RNS
The company news service from the London Stock Exchange

END

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82-5161

Regulatory Announcement

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Company	Compass Group PLC
TIDM	CPG
Headline	Holding(s) in Company
Released	16:37 28-Dec-05
Number	2484W

RNS Number:2484W
Compass Group PLC
28 December 2005

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF LISTED COMPANY

COMPASS GROUP PLC

2) NAME OF SHAREHOLDER WITH A MAJOR INTEREST

BRANDES INVESTMENT PARTNERS L.P.

3) Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SEE LETTER BELOW

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE LETTER BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when

calculating percentage)

N/A

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH & AMERICAN DEPOSITORY RECEIPTS

10) Date of transaction

ON OR BEFORE 23 DECEMBER 2005

11) Date listed company informed

28 DECEMBER 2005

12) Total holding following this notification

76,637,635 ORDINARY SHARES OF 10 PENCE EACH & 54,123,768 AMERICAN DEPOSITORY RECEIPTS

13) Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

6.06%

14) Any additional information

SEE LETTER BELOW

15) Name of contact and telephone number for queries

ANDREW V DERHAM
TEL: 01932 573159

16) Name and signature of authorised officer of the listed company responsible for making this notification

ANDREW V DERHAM

Date of Notification 28 DECEMBER 2005

To Compass Group plc dated December 27, 2005

We hereby notify you in accordance with Part VI of the Companies Act 1985 (the "Act"), as amended by Section 134 of the Companies Act 1989, that:

(i) at the close of business on December 23, 2005, Brandes Investment Partners, L.P. ("Brandes") was interested for purposes of the Act in approximately 6.06 % of Compass Group Plc ordinary shares and American Depository Receipts, each comprised in the relevant share capital, as defined in section 198(2) of the Act, of Compass Group Plc;

(ii) at the close of business on December 23, 2005, Brandes was interested for purposes of the Act in 76,637,635 ordinary shares and in 54,123,768 American Depository Receipts, each comprised in the relevant share capital, as defined in section 198(2) of the Act, of Compass Group Plc (the "Relevant Shares");

(iii) the registered holders of all of the Relevant Shares in which Brandes has an interest for purposes of the Act are approximately 270 custodian banks unaffiliated with Brandes;

(iv) none of the shares referred to in sub-paragraphs (i) or (ii) are shares in which Brandes is interested by virtue of section 208(5) of the Act.

From Brandes Investment Partners L.P.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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82-5161

Regulatory Announcement

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Company	Compass Group PLC
TIDM	CPG
Headline	Holding(s) in Company
Released	16:41 28-Dec-05
Number	2479W

RNS Number:2479W
Compass Group PLC
28 December 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

COMPASS GROUP PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

THE CAPITAL GROUP COMPANIES, INC

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SEE LETTER BELOW

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE LETTER BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed
N/A

8) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH

10) Date of transaction

ON OR BEFORE 23 DECEMBER 2005

11) Date company informed

28 DECEMBER 2005

12) Total holding following this notification

64,003,743

13) Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

2.969%

14) Any additional information

SEE LETTER BELOW

15) Name of contact and telephone number for queries

ANDREW V DERHAM
TEL: 01932 573159

16) Name and signature of authorised company official responsible for making this notification

Date of Notification ..28 DECEMBER 2005.............

To: Compass Group plc 198/90/1
Date: 23 December 2005

SECTION 198 NOTIFICATION
Notification of Decrease

This Notice is given by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Research and Management Company, Capital Guardian Trust Company, and Capital International Limited, pursuant to Section 198 of the Companies Act 1985.

The interest in the relevant share capital indicated below arises by virtue of holdings attributed to the Companies (see Schedule A). These holdings form part of funds managed on behalf of investment clients by the Companies.

Share capital to which this relates:

Ordinary Shares (2,155,661,135 shares outstanding)

Number of shares in which the Companies have an interest:

64,003,743

Name(s) of registered holder(s);

See Schedule B

As of 23 December 2005

Compass Group plc

	Number of Shares	Percent of Outstanding
The capital Group Companies, Inc. ("CG") holdings	64,003,743	2.969%
Holdings by CG Management Companies and Funds:		
* The Capital Guardian Trust Company	1,260,758	0.058%
* Capital International Limited	1,813,900	0.084%
* Capital Research and Management Company	60,929,085	2.826%

Schedule A

Schedule of holdings in Compass Group plc
As of 23 December 2005
Capital Guardian Trust Company

Registered Name		Local Shares
Chase Nominees Limited		830,407
Nortrust Nominees		430,351
	TOTAL	1,260,758

Schedule B

Capital International Limited

Registered Name		Local Shares
State Street Nominees Limited		166,600
Bank of New York Nominees		969,700
Nortrust Nominees		213,500
State Street Bank & Trust Co.		130,900
Lloyds Bank		10,500
Deutsche Bank AG		282,700
Clydesdale Bank plc		40,000
	TOTAL	1,813,900

Schedule B

Capital Research and Management Company

Registered Name		Local Shares
Chase Nominees Limited		60,929,085
	TOTAL	60,929,085

Schedule B

This information is provided by RNS
The company news service from the London Stock Exchange

END

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82-5161

Regulatory Announcement

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Company	Compass Group PLC
TIDM	CPG
Headline	Doc re. Annual Report 2005
Released	10:29 09-Jan-06
Number	6262W

RNS Number:6262W
Compass Group PLC
09 January 2006

Compass Group PLC - Annual Report 2005, Annual Review 2005 & Notice of Annual General Meeting 2006

Copies of the above documents have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Telephone: 020 7676 1000

This information is provided by RNS
The company news service from the London Stock Exchange

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82-5161

Regulatory Announcement

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Company	Compass Group PLC
TIDM	CPG
Headline	Annual Information Update
Released	12:39 09-Jan-06
Number	6354W

RNS Number:6354W
Compass Group PLC
09 January 2006

LETTER TO: RNS

Compass Group PLC - Annual Information Update

In accordance with Prospectus Rule 5.2, Compass Group PLC is pleased to provide its first Annual Information Update relating to information that has been published or made available to the public between 8 January 2005 and 9 January 2006. The information referred to in this update was up to date at the time the information was published but some information may now be out of date.

From: Andrew V Derham (Deputy Company Secretary)

1 Announcements made via RNS, a regulatory information service

All of the documents listed below were published via RNS, a Regulatory Information Service.

Date	Brief description of announcement
09.01.06	Annual Information Update for the 12 months up to 09.01.06
09.01.06	Annual Report 2005, Annual Review 2005 & Notice of AGM - available for viewing at the Document Viewing Facility
28.12.05	Notification of major interests in shares from Brandes Investment Partners L.P.
28.12.05	Notification of major interests in shares from The Capital Group Companies, Inc
14.12.05	Notification of major interests in shares from Franklin Resources Inc and Affiliates
29.11.05	Preliminary final results for the financial year ended 30.09.05
17.11.05	Notification of major interests in shares from Brandes Investment Partners L.P.
04.11.05	Notification of major interests in shares from Barclays PLC
04.11.05	Notification of change of interest of director, PDMR or connected person
03.11.05	Update in relation to investigations undertaken by the UN
31.10.05	Notification of major interests in shares from The Capital Group Companies, Inc

27.10.05	Notification of major interests in shares from Franklin Resources Inc and Affiliates
25.10.05	Notification of major interests in shares from The Capital Group Companies, Inc
24.10.05	Notification of major interests in shares from Barclays PLC
21.10.05	Notification of major interests in shares from Brandes Investment Partners L.P.
21.10.05	Investigation into the relationships between ESS, IHC and the UN
18.10.05	Blocklisting interim review - SAYE Scheme
18.10.05	Blocklisting interim review - Executive Share Option Plan
18.10.05	Blocklisting interim review - Management Share Option Plan
18.10.05	Blocklisting interim review - Executive Share Option Plan
10.10.05	Clarification relating to the involvement of the Company and its subsidiary ESS into contract procurement at the UN
30.09.05	Acquisition of shares by the Trustee of the Compass Group Employee Trust No. 2
30.09.05	Confirmation that the financial statements for the financial year ended 30.09.05 will be reported in accordance with UK GAAP and that the financial statements for the financial year ending 30.09.06 will be reported in accordance with IFRS issues by the ISAB
29.09.05	Notification of major interests in shares from Franklin Resources Inc and Affiliates
28.09.05	Pre-close period trading update
28.09.05	Update relating to the structure of the Board of Directors
20.09.05	Notification of major interests in shares from Lloyds TSB PLC & its subsidiaries
19.09.05	Declaration relating to Sir Roy Gardner
15.09.05	Update relating to the structure of the Board of Directors
07.09.05	Update relating to the structure of the Board of Directors
06.09.05	Notification of major interests in shares from Barclays PLC
05.09.05	Notification of date of pre-close period trading update and preliminary results
02.08.05	Notification of change of interest of director, PDMR or connected person
21.07.05	Update relating to the structure of the Board of Directors
18.07.05	Notification of change of interest of director, PDMR or connected person
14.07.05	Notification of change of interest of director, PDMR or connected person

01.07.05	Notification of major interests in shares from Franklin Resources Inc and Affiliates
21.06.05	Notification of major interests in shares from Aviva PLC
13.06.05	Interim Report 2005 - available at the Document Viewing Facility
03.06.05	Notification of major interests in shares from Lloyds TSB PLC & its subsidiaries
01.06.05	Notification of major interests in shares from Franklin Resources Inc and Affiliates
01.06.05	Notification of major interests in shares from Legal & General Group plc and its subsidiaries
18.05.05	Interim results for the 6 months ended 31.03.05
11.05.05	Notification of major interests in shares from Franklin Resources Inc and Affiliates
09.05.05	Update relating to the structure of the Board of Directors
28.04.05	Notification of major interests in shares from Franklin Resources Inc and Affiliates
22.04.05	Notification of major interests in shares from Barclays PLC
21.04.05	Notification of major interests in shares from Barclays PLC
20.04.05	Notification of major interests in shares from Barclays PLC
15.04.05	Notification of major interests in shares from Franklin Resources Inc and Affiliates
12.04.05	Notification of major interests in shares from Franklin Resources Inc and Affiliates
11.04.05	Notification of major interests
05.04.05	Blocklisting interim review - Management Share Option Plan
05.04.05	Blocklisting interim review - Executive Share Option Plan
05.04.05	Blocklisting interim review - SAYE Scheme
05.04.05	Blocklisting interim review - Executive Share Option Plan
05.04.05	Notification of major interests in shares from Franklin Resources Inc and Affiliates
31.03.05	Trading update
02.03.05	Notification of major interests in shares from Franklin Resources Inc and Affiliates
01.03.05	Notification of interests of Clive Grundy a director of the Company
01.03.05	Notification of interests of Andrew Lynch a director of the Company
15.02.05	Resolutions relating to special business passed at the AGM on 14.02.05 - available for viewing at the Document Viewing Facility
14.02.05	AGM statement

31.01.05	Notification of major interests in shares from Franklin Resources Inc and Affiliates
28.01.05	Notification of major interests in shares from Franklin Resources Inc and Affiliates

2 Documents filed at Companies House

All of the documents listed below were filed with the Registrar of Companies in England and Wales on or around the dates indicated.

Date	Document filed
09.11.05	Form 363 - Annual Return made up to 29.09.05
25.10.05	Form 288a - appointment of Sir Roy Gardner as a director of the Company
21.10.05	Form 288a - appointment of Tim Mason as Secretary of the Company
21.10.05	Form 288b - resignation of Alain Dupuis as a director of the Company
21.10.05	Form 288b - resignation of Andrew Lynch as a director of the Company
21.10.05	Form 288b - Resignation of Ron Morley as Secretary of the Company
08.09.05	Form 88(2)R - return of allotment of 15,000 shares on exercise of share options
09.08.05	Form 288b - resignation of Clive Grundy as a director of the Company
09.07.05	Form 88(2)R - return of allotment of 74,111 shares on exercise of share options
26.04.05	Form 88(2)R - return of allotment of 3,210 shares on exercise of share options
22.02.05	Form 122 - cancellation of 49,998 authorised but unissued redeemable preference shares of £1.00 each
22.02.05	Resolutions passed at the AGM held on 14.02.05
22.02.05	Form 288b - resignation of Denis Cassidy as a director of the Company
14.02.05	Form 88(2)R - return of allotment of 25,801 shares on exercise of share options
14.02.05	Form 88(2)R - return of allotment of 57,993 shares on exercise of share options
29.01.05	Annual Accounts of the Group for the financial year ended 30.09.04
12.01.05	Form 88(2)R - return of allotment of 139,988 shares on exercise of share options

Regulatory announcements released via RNS can be downloaded from the London Stock Exchange website www.londonstockexchange.com from the Prices and News/Market news area and searching using Compass Group PLC's code "CPG"

Documents submitted to the FSA can be viewed via its Document Viewing Facility situated at:

Document Viewing Facility
UK Listing Authority
The Financial Services Authority
25 North Colonnade
Canary Wharf
London E14 5HS
(T) 020 7066 1000
www.fsa.gov.uk

Documents filed at Companies House can be obtained from:

Companies House
Crown Way
Cardiff CF14 3UZ

3 Annual and Interim Reports

The Company's Annual Report 2005, Annual Review 2005 and Notice of Annual General Meeting 2006 (were each filed with the UKLA Document Viewing Facility on 9 January 2006) and together with the Interim Report 2005 (published on 18 May 2005) are available on the Company's website at www.compass-group.com.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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IV INFORMATION FILED AT COMPANIES HOUSE IN THE UNITED KINGDOM

1. Companies Form No. 288b Resignation of Clive Grundy as a director of Compass Group PLC (July 29, 2005).

2. Companies Form No. 288b Resignation of Andrew Lynch as a director of Compass Group PLC (September 28, 2005).

3. Companies Form No. 288b Resignation of Ron Morley as Secretary of Compass Group PLC (September 30, 2005).

4. Companies Form No. 288a Appointment of Tim Mason as Secretary of Compass Group PLC (September 30, 2005).

5. Companies Form No. 288b Resignation of Alain Dupuis as a director of Compass Group PLC (October 1, 2005).

6. Companies Form No. 288a Appointment of Sir Roy Gardner as a director of Compass Group PLC (October 1, 2005).

7. Companies Form No. 366a Annual Return of Compass Group PLC (September 29, 2005).


DSG DATACARE
SOFTWARE GROUP

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP029

Company Number 4083914

Company Name in full Compass Group PLC

	Day	Month	Year
Date of termination of appointment	29	07	2005

as director ✓ as secretary ☐

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME *Style / Title: Mr *Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): Clive William Patrick

Surname: Grundy

	Day	Month	Year
†Date of Birth	22	04	1951

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 29 July 2005

(** serving director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Andrew V Derham
Compass Group PLC, Compass House, Guildford Street, Chertsey, KT16 9BQ. Tel
DX number DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh

Form May 2004



288b

Terminating appointment as director or secretary
(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.
CHFP029

Company Number 4083914

Company Name in full Compass Group PLC

	Day	Month	Year
Date of termination of appointment	28	09	2005

as director ✓ as secretary ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME *Style / Title: Mr *Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): Andrew Patrick

Surname: Lynch

	Day	Month	Year
†Date of Birth	27	12	1956

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 13/10/2005

* Voluntary details.
† Directors only.
** Delete as appropriate

(** serving director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Andrew V Derham
Compass Group PLC, Compass House, Guildford Street, Chertsey, KT16 9BQ. Tel
DX number DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh

Form May 2004



288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP029

Company Number 4083914

Company Name in full Compass Group PLC

	Day	Month	Year
Date of termination of appointment	3 0	0 9	2 0 0 5

as director [ ] as secretary [✓] *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME *Style / Title: Mr *Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): Ronald Martin

Surname: Morley

	Day	Month	Year
†Date of Birth			

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 13/10/2005

(** serving director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Andrew V Derham
Compass Group PLC, Compass House, Guildford Street, Chertsey, KT16
9BQ. Tel
DX number DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh

Form May 2004



288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP029

Company Number 4083914

Company Name in full Compass Group PLC

	Day	Month	Year		Day	Month	Year
Date of appointment	3 0	0 9	2 0 0 5	†Date of Birth			

Appointment form

Appointment as director [ ] as secretary [✓] *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

Notes on completion appear on reverse.

NAME *Style / Title: Mr *Honours etc:

Forename(s): Timothy Charles

Surname: Mason

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

†† Usual residential address: 231 Station Road, Knowle

Post town: Solihull Postcode: B93 0PU

County / Region: West Midlands Country: England

†Nationality: †Business occupation:

†Other directorships (additional space overleaf):

I consent to act as ** ~~director~~ / secretary of the above named company

Consent signature [signature] **Date** 27.9.2005

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 13|10|2005

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Andrew V Derham
Compass Group PLC, Compass House, Guildford Street, Chertsey, KT16
9BQ Tel
DX number DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Form May 2004



288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP029

Company Number 4083914

Company Name in full Compass Group PLC

	Day	Month	Year
Date of termination of appointment	0 1	1 0	2 0 0 5

as director ✓ as secretary ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME *Style / Title: Mr *Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): Alain Francois

Surname: Dupuis

	Day	Month	Year
†Date of Birth	0 9	0 8	1 9 4 4

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 13|10|2005

* Voluntary details.
† Directors only.
** Delete as appropriate

(** serving director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Andrew V Derham

Compass Group PLC, Compass House, Guildford Street, Chertsey, KT16 9BQ. Tel

DX number DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh

Form May 2004



288a

APPOINTMENT of director or secretary
(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP029

Company Number 4083914

Company Name in full Compass Group PLC

Date of appointment: Day 01 Month 10 Year 2005

†Date of Birth: Day 20 Month 08 Year 1945

Appointment form

Appointment as director ✓ as secretary [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

Notes on completion appear on reverse.

NAME *Style / Title: Sir *Honours etc:

Forename(s): Roy Alan

Surname: Gardner

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ✓

†† **Usual residential address**: Millstream Maidenhead Road

Post town: Windsor Postcode: SL4 5GD

County / Region: Berkshire Country:

†Nationality: British †Business occupation: Senior Independent Director

†Other directorships (additional space overleaf): See attached list

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** 1/10/2005

A director, secretary etc must sign the form below.

* Voluntary details.
† Directors only.
**Delete as appropriate

Signed [signature] **Date** 13/10/2005

(**a director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Andrew V Derham
Compass Group PLC, Compass House, Guildford Street, Chertsey, KT16
9BQ Tel
DX number DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Form May 2004

82-5161



363a

Please complete in typescript, or in bold black capitals.

CHFP029

Annual Return

Company Number 4083914

Company Name in full Compass Group PLC

Date of this return
The information in this return is made up to

Day Month Year
2 9 / 0 9 / 2 0 0 5

Date of next return
If you wish to make your next return to a date earlier than the anniversary of this return please show the date here. Companies House will then send a form at the appropriate time.

Day Month Year
2 9 / 0 9 / 2 0 0 6

Registered Office
Show here the address **at the date of this return.**

Compass House
Guildford Street

*Any change of registered office **must** be notified on form 287.*

Post town: Chertsey
County / Region: Surrey
UK Postcode: K T 1 6 9 B Q

Principal business activities

Show trade classification code number(s) for the principal activity or activities.

5552 7415

If the code number cannot be determined, give a brief description of principal activity.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

Form April 2002

Register of members

If the register of members is not kept at the registered office, state here where it is kept.

Capita Registrars

The Registry, 34 Beckenham Road

Post town: Beckenham

County/Region: Kent

UK Postcode: BR3 4TU

Register of Debenture holders

If there is a register of debenture holders, or a duplicate of any such register or part of it, which is not kept at the registered office, state here where it is kept.

Post town:

County/Region:

UK Postcode:

Company type

Please tick the appropriate box

Public limited company	✓
Private company limited by shares	
Private company limited by guarantee without share capital	
Private company limited by shares exempt under section 30	
Private company limited by guarantee exempt under section 30	
Private unlimited company with share capital	
Private unlimited company without share capital	

Company Secretary

Details of a new company secretary must be notified on form 288a.

* Voluntary details

(Please photocopy this area to provide details of joint secretaries).

Name

* Style / Title: Mr

Forename(s): Ronald Martin

Surname: Morley

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address ☐

Address ††: 8 Pinewood Close

Post town: Iver Heath

County/ Region: Buckinghamshire

UK Postcode: SL0 0QT

Country: England

If a partnership give the names and addresses of the partners or the name of the partnership and office address.

Directors

Details of new directors must be notified on form 288a

Please list directors in alphabetical order.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

Name * Style / Title: Mr

Date of Birth (Day / Month / Year): 14/10/1948

Forename(s): Michael John

Surname: Bailey

Address ††: Cowley House
Guildford Street

Post town: Chertsey

County / Region: Surrey   UK Postcode: KT16 9BA

Country: England   **Nationality**: British

Business occupation: Company Director

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

Name * Style / Title: Mr

Date of Birth (Day / Month / Year): 17/12/1940

Forename(s): Peter Hugh

Surname: Blackburn

Address ††: Watersmeet
12 Promenade Square

Post town: Harrogate

County / Region: North Yorkshire   UK Postcode: HG1 2PH

Country: England   **Nationality**: British

Business occupation: Company Director

Directors

Details of new directors must be notified on form 288a

Please list directors in alphabetical order.

Name * Style / Title: Mr

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Date of Birth (Day Month Year): 14/04/1954

Forename(s): Stephen Charles

Surname: Burrard-Lucas

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

☐ **Address ††**: 50 The Rise

Post town: Sevenoaks

County / Region: Kent

UK Postcode: TN13 1RL

Country:

Nationality: British

Business occupation: Company Director

* Voluntary details.

Name * Style / Title: Mr

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Date of Birth (Day Month Year): 19/07/1943

Forename(s): Peter Edward Blackburn

Surname: Cawdron

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

☐ **Address ††**: The Old Bakery

Rectory Road

Post town: Great Haseley

County / Region: Oxfordshire

UK Postcode: OX44 7JG

Country: England

Nationality: British

Business occupation: Company Director

Directors

Details of new directors must be notified on form 288a

Please list directors in alphabetical order.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

Name

* Style / Title: Mr

Date of Birth (Day / Month / Year): 09/08/1944

Forename(s): Alain Francois

Surname: Dupuis

☐ **Address ††**: 13-3 Place Albert Leemans

Post town: Brussels

County / Region:

UK Postcode:

Country: Belgium

Nationality: Belgian

Business occupation: Company Director

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

Name

* Style / Title: Mrs

Date of Birth (Day / Month / Year): 14/05/1950

Forename(s): Valerie Frances

Surname: Gooding

☐ **Address ††**: La Pineta

East Road

Post town: Weybridge

County / Region: Surrey

UK Postcode: KT13 0LE

Country: England

Nationality: British

Business occupation: Company Director

Directors

Details of new directors must be notified on form 288a

Please list directors in alphabetical order.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

Name * Style / Title: Mr

Date of Birth (Day / Month / Year): 10/10/1944

Forename(s): Sven Alexander

Surname: Kado

Address †† ☐ Pienzenauerstr 31a

Post town: 81679 Munich

County / Region:

UK Postcode:

Country: Germany

Nationality German

Business occupation Company Director

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

Name * Style / Title: Sir

Date of Birth (Day / Month / Year): 24/10/1944

Forename(s): Francis Henry

Surname: Mackay

Address †† ☐ Rusthall House

Langton Road, Langton Green

Post town: Tunbridge Wells

County / Region: Kent

UK Postcode: TN3 0BB

Country: England

Nationality British

Business occupation Company Director

Directors

Details of new directors must be notified on form 288a

Please list directors in alphabetical order.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

Name

* Style / Title: Mr

Date of Birth (Day / Month / Year): 16/07/1960

Forename(s): Andrew David

Surname: Martin

Address ††: ☐ 5 Dalkeith Road

Post town: Harpenden

County / Region: Hertfordshire

UK Postcode: AL5 5PP

Country: England

Nationality: British

Business occupation: Director

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

Name

* Style / Title:

Date of Birth (Day / Month / Year): __ __/__ __/__ __ __ __

Forename(s):

Surname:

Address ††: ☐

Post town:

County / Region:

UK Postcode:

Country:

Nationality:

Business occupation:

Issued share capital
Enter details of all the shares in issue at the date of this return.

Class (e.g. Ordinary/Preference)	Number of shares issued	Aggregate Nominal Value (i.e Number of shares issued multiplied by nominal value per share, or total amount of stock)
Ordinary	2,155,661,135	£ 215,566,113.50
Totals	2,155,661,135	£ 215,566,113.50

List of past and present shareholders
(Use attached schedule where appropriate)
A full list is required if one was not included with either of the last two returns.

There were no changes in the period ☐

	on paper	in another format
A list of changes is enclosed	☐	☐
A full list of shareholders is enclosed	☐	✓

Certificate

I certify that the information given in this return is true to the best of my Knowledge and belief.

Signed [signature] **Date** 14/10/2005

† a director /secretary

† Please delete as appropriate.

if you have signed the return send it with the fee to the Registrar of Companies. Cheques should be made payable to **Companies House.**

This return includes ☐ continuation sheets
(enter number)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Andrew V Derham
Compass Group PLC, Compass House, Guildford Street, Chertsey,
England, KT16 9BQ. Tel
DX number DX exchange



List of past and present shareholders
Schedule to form 363a

CHFP029

Company Number 4083914

Company Name in full Compass Group PLC

- Changes to shareholders particulars or details of the amount of stock or shares transferred must be completed each year
- You must provide a "full list" of all the company shareholders on:
  - The company's first annual return following incorporation;
  - Every third annual return after a full list has been provided
- List the company shareholders in alphabetical or provide an index
- List joint shareholders consecutively

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)*	
		Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			